As Filed With The Securities and Exchange Commission On June 1, 2007

Registration No. 333-131388

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

___________________________

Post Effective Amendment No. 1 To
FORM SB-2
REGISTRATION STATEMENT
 UNDER THE SECURITIES ACT OF 1933

___________________________

GLOBAL MED TECHNOLOGIES, INC.
(Exact name of registrant as specified in its charter)

Colorado	8741	84-1116894
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer Identification No.)
incorporation or organization)	Classification Code Number)

12600 West Colfax, Suite C-420
Lakewood, Colorado 80215
Telephone (303) 238-2000
 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Copies to:

Michael I. Ruxin, M.D	Clayton E. Parker, Esq.
Chairman of the Board and Chief Executive Officer	Ronald S. Haligman, Esq.
Global Med Technologies, Inc.	Kirkpatrick & Lockhart LLP
12600 West Colfax, Suite C-420	201 South Biscayne Boulevard, Suite 2000
Lakewood, Colorado 80215	Miami, Florida 33131
Telephone No.: (303) 238-2000	Telephone No.: (305) 539-3300
Telecopier No.: (303) 238-3368	Telecopier No.: (305) 358-7095

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, please check the following box. If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [X]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  [   ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  [   ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  [   ]

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered	Amount To Be Registered		Proposed Maximum Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price(1)	Amount Of Registration Fee
Common stock, par value $0.01 per share	24,529,793 shares	(2)	$ 0.88	$21,586,217.84	$2,525	.59(3)

TOTAL	24,529,793 shares	(2)	$ 0.88	$21,586,217.84	$2,525	.59(3)

(1)

Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933. For the purposes of this table, we have used the average of the closing bid and asked prices as of a recent date.

(2)	Of these shares, 13,854,167 are being registered upon conversion of the Series A Preferred Stock and 10,675,626 are being registered upon the exercise of warrants.
(3)	Registration fee has previously been paid.

_____________________

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Subject to Completion, Dated June 1, 2007

The information in this Prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sales is not permitted.

PROSPECTUS

GLOBAL MED TECHNOLOGIES, INC.

24,529,793 Shares of Common Stock

______________________

     This Prospectus relates to the sale of up to 24,529,793 shares of Global Med Technologies, Inc. (“Global Med” or the “Company”) common stock by certain persons who are stockholders of Global Med. The selling stockholders consist of:

°	Magnetar Capital Master Fund, Ltd., which intends to sell up to 9,625,000 shares of common stock underlying shares of Series A preferred stock and warrants previously issued to it;

°	Crestview Capital Master, LLC, which intends to sell up to 6,611,112 shares of common stock underlying shares of Series A preferred stock and warrants previously issued to it;

°	Shepherd Investments International, Ltd., which intends to sell up to 4,958,333 shares of common stock underlying shares of Series A preferred stock and warrants previously issued to it;

°	Enable Growth Partner, LP, which intends to sell up to 1,322,223 shares of common stock underlying shares of Series A preferred stock and warrants previously issued to it;

°	Fusion Capital Fund II, LLC, which intends to sell up to 1,397,569 shares of common stock underlying shares of Series A preferred stock and warrants previously issued to it;

°	Enable Opportunity Partners LP, which intends to sell up to 330,556 shares of common stock underlying shares of Series A preferred stock and warrants previously issued to it;

°	Dan Zwiren who intends to sell up to 142,500 shares of common stock underlying warrants previously issued to him;

°	Steve Spence who intends to sell up to 142,500 shares of common stock underlying warrants previously issued to him;

     Please refer to “Selling Stockholders” beginning on page 41.

     Global Med is not selling any shares of common stock in this offering and therefore will not receive any proceeds from this offering. All costs associated with this registration will be borne by us.

     The shares of common stock are being offered for sale by the selling stockholders at prices established on the Over-the-Counter Bulletin Board during the term of this offering. These prices will fluctuate based on the demand for the shares of common stock. On May 30, 2007, the last reported sales price of our common stock was $1.00 per share.

     Brokers or dealers effecting transactions in these shares should confirm that the shares are registered under applicable state law or that an exemption from registration is available.

     Our common stock is quoted on the Over-the-Counter Bulletin Board under the symbol “GLOB.OB”

     These securities are speculative and involve a high degree of risk. Please refer to “Risk Factors beginning on page 7.

     No underwriter or person has been engaged to facilitate the sale of shares of common stock in this offering. None of the proceeds from the sale of stock by the selling stockholder will be placed in escrow, trust or any similar account.

     Investing in the securities involves a high degree of risk. See “Risk Factors” beginning on page 7. You should carefully consider the risk factors, as well as the other information presented in this prospectus, in deciding whether or not to invest in our common stock. Each of the factors could adversely affect the price of our common stock, our business, financial condition and results of operations, and could result in a loss of all or part of your investment.

_________________

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

______________________

The date of this prospectus is _____ __, 2007

We intend to distribute to our shareholders annual reports containing audited financial statements. Our audited financial statements for the fiscal year December 31, 2006, were contained in our Annual Report on Form 10-KSB.

PROSPECTUS SUMMARY

Business

     Global Med Technologies, Inc. (“Global Med” or the “Company”) provides information management software products and services to the health care industry. Wyndgate Technologies (“Wyndgate”) operates as a division of Global Med and designs, develops, markets and supports information management software products for blood banks, hospitals, centralized transfusion centers and other healthcare related facilities. Our PeopleMed subsidiary offers chronic disease management as an Application Service Provider (“ASP”). PeopleMed’s system uses the internet to coordinate sources and users of a patient’s clinical information, including laboratory, pharmacy, primary and specialty care providers, claims and medical records. PeopleMed earns revenues primarily by providing ongoing ASP services. PeopleMed’s revenues were not significant during the year ended December 31, 2006 or the three months ended March 31, 2007.

     Global Med has two main products in its Wyndgate division: SafeTrace® and SafeTrace Tx®. SafeTrace is used by blood centers and hospitals to track blood donations. SafeTrace Tx is used primarily by hospitals and centralized transfusion centers to help insure the quality of blood transfused into patient-recipients. Both products are designed to help the users comply with quality and safety standards of the U.S. Food and Drug Administration for the collection and management of blood and blood products. Our Wyndgate division earns revenues primarily through the sale of software licenses, implementation of the software systems sold, and by providing maintenance for the SafeTrace and SafeTrace Tx software systems. During the three months ended March 31, 2007 and 2006, Wyndgate’s revenues represented 97% of Global Med’s total revenues.

     The decision to purchase a new blood bank system is driven in large part by one or all of the following: replacing antiquated technology, upgrading the laboratory information system (“LIS”) of the hospital which typically includes the purchase of a blood bank system, and replacing existing products that have been sunsetted. The Company believes that because the purchase of an LIS by a hospital is a significant driver in the decision to purchase a blood bank system, the Company is heavily reliant on its relationships with its channel partners that sell their LIS systems in combination with the Company’s blood bank products.

Entities that plan to purchase blood bank products primarily have three choices:

     •   Upgrade their current system with their existing vendor,

•	Select a replacement system from an alternative vendor, or

•	Replace their paper system with vendor software.

The Company’s two primary locations are in Lakewood, Colorado, the corporate headquarters, and El Dorado Hills, California. The Company’s primary operations include research and development, implementation staff, support services, and certain administrative staff. Approximately 40% of the Company’s employees are not located in Lakewood, Colorado or El Dorado Hills, California. These employees provide support for the Company’s sales and marketing, research and development, and implementation efforts.

Overall, the Company’s revenues for the three months ended March 31, 2007 increased to $3.719 million from $2.816 million for the prior year’s comparable quarter. Cost of revenues for the quarter ended March 31, 2007 increased to $1.139 million from $1.019 million for the comparable period in 2006. For the quarter ended March 31, 2007 and 2006, the Company’s operating expenses were $2.284 million and $1.739 million, respectively. The Company’s net income was $287 thousand for the three months ended March 31, 2007; the net income was $779 thousand for the comparable period during 2006.

For the three months ended March 31, 2007 and 2006, the Company’s operations generated positive cash flows from operating activities in the amount of $504 thousand and $133 thousand, respectively. The Company believes that its current customer base and projected backlog of business, as well as sales to new customers, will be sufficient to fund operations, and likely will generate positive cash flows from operations and negative cash flows from investing activities through 2007, and possibly thereafter. The Company believes that based on its recurring revenues, current backlog, and its projected pipeline of business, it will be profitable during 2007 and possibly thereafter.

Management of the Company is focused on increasing its revenues and cash flows through direct sales efforts, increasing its marketing footprint through adding additional channel partners and strategic alliances, and developing new products and enhanced functionality to its existing product mix to attract potential customers. The Company is currently reviewing opportunistic business acquisitions.

As documented in the notes to the financial statements, the Company is currently involved in certain legal proceedings. In September 2002, Global Med filed a lawsuit against Donnie L. Jackson, Jr., Global Med’s former Vice President of Sales and Marketing. Global Med alleges, among other things, that prior to his resignation in July 2002 Mr. Jackson misappropriated certain trade secrets of Global Med. After leaving Global Med, Mr. Jackson became a management employee of one of Global Med’s competitors. On March 30, 2005, the Superior Court of the State of California in and for the County of El Dorado granted the motion for summary judgment for Donnie L. Jackson, Jr. On September 1, 2005, the Company deposited $1.004 million with the Superior Court in the State of California in the County of El Dorado. This deposit represents potential fees and attorneys’ costs the Company could be required to pay in the event the Company did not prevail on appeal. The $1.004 million is classified as a “Deposit in escrow” on the Company’s balance sheets as of December 31, 2006 and March 31, 2007. Based on external evidence and the advice of legal counsel, the Company determined that it was more likely than not that the Company would be required to pay the $1.004 million. As a result, the Company expensed the amount of the “Deposit in escrow” and set up a liability for $1.004 million. On December 2006, the summary judgment was reversed by the California Court of Appeals and the matter was remanded to the trial court. In May 2007, the $1.004 million Deposit in escrow was returned to the Company along with approximately $80 thousand in accrued interest. The Company is currently evaluating the outcome of the uncertainty under SFAS No. 5 “Accounting for Contingencies” and therefore has not changed the original accounting for the litigation accrual.

THE OFFERING

     This offering relates to the sale of common stock by certain persons who are stockholders. The selling stockholders consist of:

o	Magnetar Capital Master Fund, Ltd., which intends to sell up to 9,625,000 shares of common stock underlying shares of Series A preferred stock and warrants previously issued to it;

o	Crestview Capital Master, LLC, which intends to sell up to 6,611,112 shares of common stock underlying shares of Series A preferred stock and warrants previously issued to it;

o	Shepherd Investments International, Ltd., which intends to sell up to 4,958,333 shares of common stock underlying shares of Series A preferred stock and warrants previously issued to it;

o	Enable Growth Partner, LP, which intends to sell up to 1,322,223 shares of common stock underlying shares of Series A preferred stock and warrants previously issued to it;

o	Fusion Capital Fund II, LLC, which intends to sell up to 1,397,569 shares of common stock underlying shares of Series A preferred stock and warrants previously issued to it;

o	Enable Opportunity Partners LP, which intends to sell up to 330,556 shares of common stock underlying shares of Series A preferred stock and warrants previously issued to it;

o	Dan Zwiren who intends to sell up to 142,500 shares of common stock underlying warrants previously issued to him;

o	Steve Spence who intends to sell up to 142,500 shares of common stock underlying warrants previously issued to him;

Common Stock Offered	24,529,793 shares
Offering Price	Market price
Common Stock Outstanding Before The Offering(1)	23,211,982
Common Stock Outstanding After The Offering(2)	47,741,775
Use Of Proceeds	We will not receive any of the proceeds from the sale of
stock by the selling stockholder. See “Use of Proceeds.”
Risk Factors	The securities offered hereby involve a high degree of risk
and immediate substantial dilution and should not be
purchased by investors who cannot afford the loss of their
entire investment. See “Risk Factors” and “Dilution.”
Dividend Policy	We do not intend to pay dividends on our common stock.
We plan to retain any earnings for use in the operation of
our business and to fund future growth.
Over-The-Counter Bulletin Board Symbol	GLOB.OB

_________________

(1)	Based on shares outstanding as of May 30, 2007.

(2)	Assumes that all shares of common stock underlying preferred stock and warrants, which are offered under this Prospectus, are issued.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

     The following summary statement of operations and summary balance sheet data are derived from our consolidated financial statements for the years ended December 31, 2006 and 2005 filed with the Securities and Exchange Commission (“SEC”) on our Annual Reports on Form 10-KSB. This information should be read in conjunction with the audited consolidated financial statements and the related notes. The unaudited consolidated statement of operations data for the three months ended March 31, 2007 and 2006 and unaudited consolidated balance sheet data as of March 31, 2007 and 2006 are derived from our Quarterly Reports on Form 10-QSB filed with the SEC.

STATEMENT OF OPERATIONS DATA:	Three Months Ended March 31,	Year Ended December 31,
(In thousands, except per share information)	2007	2006	2006	2005
	(Unaudited)	(Unaudited)	(Audited)	(Audited)
Revenues	$ 3,719	$ 2,816	$ 12,362	$ 11,204

Cost of revenues	1,139	1,019	4,042	3,383

Gross Profit	2,580	1,797	8,320	7,821

Operating expenses:
General and administrative	806	637	2,474	2,709
Summary judgment	—	—	—	1,004
Sales and marketing	516	495	2,108	2,570
Research and development	924	564	2,745	2,241
Depreciation and amortization	38	43	185	167

Operating expenses	2,284	1,739	7,512	8,691

Income (loss) from operations	296	58	808	(870)

Other income (expenses):
Notes receivable allowance	—	—	—	(529)
Other financing costs	—	—	—	(11,032)
Interest income	16	—	15	9
Interest expense	(3)	(3)	(13)	(13)
Interest expense to
related party	—	—	—	(76)
Change in estimated fair
value of derivative
instruments	—	724	724	1,692

Total other income (expense)	13	721	726	(9,949)
Income before provision for
income taxes	309	779	1,534	(10,819)
Provision for income taxes	(22)	—	(153)	—

Net income (loss)	287	779	$ 1,381	$(10,819)

Preferred dividend, related party	—	—	—	(698)

Deemed dividend, issuance of
Series A Convertible
Preferred Stock	—	—	—	(10,235)

Net income (loss)
attributable to common
stockholders	$ 287	$ 779	$ 1,381	$(21,752)

Income (loss) per common share
Basic	$ 0.01	$ 0.03	$ 0.06	$ (0.79)

Diluted	$ 0.01	$ 0.02	$ 0.04	$ (0.79)

Weighted average number of
common shares outstanding:
Basic	23,212	23,033	23,167	27,528

Diluted	38,561	41,802	39,128	27,528

BALANCE SHEET DATA:	March 31,		December 31,
(In thousands)	2007	2006	2006	2005
	(Unaudited)	(Unaudited)	(Audited)	(Audited)
Cash and cash equivalents	$ 3,013	$ 1,564	$ 2,554	$ 1,368
Accounts receivable - trade, net of
allowance for uncollectible accounts	2,130	1,039	3,181	1,029
Accrued revenues, net of allowance
for uncollectible accounts	205	425	130	754
Prepaid expenses and other assets	306	218	254	234
Deposit in escrow	1,004	1,004	1,004	1,004

Total current assets	6,658	4,250	7,123	4,389

Net equipment, furniture and fixtures	268	350	269	310

Capitalized Software Development Costs	—	—	—	2

Total Assets	$ 6,926	$ 4,600	$ 7,392	$ 4,701

Total Current Liabilities	$ 6,153	$ 4,882	$ 6,951	$ 5,238
Total Liabilities	6,209	4,933	7,013	20,559
Convertible Preferred stock Series AA	—	—	—	9,975
Total Stockholders’ (equity)	717	(333)	379	(25,833)

RISK FACTORS

     You should carefully consider the risks described below before purchasing our common stock. Our most significant risks and uncertainties are described below; however, they are not the only risks we face. If any of the following risks actually occur, our business, financial condition, or results of operations could be materially adversely affected, the trading of our common stock could decline, and you may lose all or part of your investment therein. You should acquire shares of our common stock only if you can afford to lose your entire investment.

Although The Company Has Been Profitable In Every Quarter Since The First Quarter Of 2006 And Was Profitable In Four Of The Five Quarters Preceding the First Quarter of 2006. The Company has Significant Cumulative Net Losses; We May Not Be Able To Generate Sufficient Revenues To Operate Profitably In The Future

     For the three months ended March 31, 2007 and 2006, we had net income of $287 thousand and $779 thousand, respectively. The net income in the three months ended March 31, 2006 was comprised in large part of $721 thousand of other income associated with certain financing activities. For the fiscal years ended December 31, 2006 and 2005, we had net income of approximately $1.381 million and a net loss of $10.819 million, respectively. As of March 31, 2007 and December 31, 2006, we had a net working capital of approximately $505 thousand and $172 thousand, respectively. As of December 31, 2005, the Company had a net working capital deficit of $849 thousand. In addition, as of March 31, 2007, December 31, 2006 and 2005, the Company had an accumulated deficit of approximately $61.051 million, $61.338 million and $62.719 million, respectively. For the three months ended March 31, 2007, the Company’s cash flows from operations were $504 thousand. For the years ended December 31, 2006 and 2005, the Company’s operations provided $1.224 million and used $984 thousand, respectively, in cash flows.

     For the three months ended March 31, 2007 and 2006, the Company’s operations generated positive cash flows from operating activities in the amount of $504 thousand and $133 thousand, respectively. The Company believes that its current customer base and projected backlog of business, as well as sales to new customers, will be sufficient to fund operations, and likely will generate positive cash flows from operations and negative cash flows from investing activities through 2007, and possibly thereafter. The Company believes that based on its recurring revenues, current backlog, and its projected pipeline of business, it will be profitable during 2007 and possibly thereafter, but the Company’s projections may not occur as planned. In the event the Company’s projections do not occur as anticipated, the Company may not generate sufficient revenues to operate profitably in the future or generate sufficient operating cash flows to continue to expand its business or operate its business at current levels.

We Have Experienced Significant Revenue Fluctuations

     We have experienced revenue fluctuations from our SafeTrace and SafeTrace Tx products. SafeTrace and SafeTrace Tx license fees have historically been recognized as revenue upon delivery of the software if no significant vendor obligations exist as of the delivery date. Therefore, revenue fluctuations are affected by delays of the delivery service and customer delayed delivery requests. Revenue fluctuations could also be affected by the decision on whether or not to recognize revenues based upon the length of time the licensees take to implement SafeTrace and SafeTrace Tx. The typical implementation cycle of Wyndgate’s software products currently is taking approximately 9-12 months. Implementation cycles are dependent on various items, including the blood center’s size and the complexity of the blood center’s standard operating procedures. Further, special development projects required by customers, concurrent with the licensing of our software products, and other significant obligations, could result in revenue recognition delays. Additionally, the development and marketing of new software products may cause difficulties in accurately anticipating implementation and development schedules, future revenues, expenses, financial condition and net cash flows. In the event we experience any of these difficulties, we could be forced to reduce our planned expenditures which could negatively impact our business operations.

Existing Shareholders Will Experience Significant Dilution When The Investors Convert Their Preferred Stock to Common Stock Or When the Investors Exercise their Warrants And Receive Common Stock Shares Under The Securities Purchase Agreement With The Investors

     The issuance of shares of common stock pursuant to the conversion of preferred stock or exercise of warrants pursuant to our transaction with the selling stockholders described in this Prospectus or any other future equity financing transaction will have a dilutive impact on our stockholders. As a result, our net income or loss per share could decrease in future periods, and the market price of our common stock could decline. We cannot predict the actual number of shares of common stock that will be issued underlying our preferred stock and warrants; however, existing stockholders could experience significant dilution of their ownership in the Company.

Our Business And Our Software Products Are Subject To Substantial Competition

     There is substantial competition in all aspects of the blood bank and hospital information management industry. Numerous companies are developing technologies and marketing products and services in the healthcare information management area. Many competitors in the blood bank industry have received Food and Drug Administration (“FDA”) clearance for their products. Many of these competitors have been in business longer and have substantially greater personnel and financial resources than Global Med. Global Med believes it is able to compete based on the current technological capabilities of SafeTrace and SafeTrace Tx, but if this is not the case, we could be forced to curtail our business operations.

If We Are Unable To Acquire Or Maintain A Technological Advantage, Or If We Fail To Stay Current And Evolve In The Applications Software And Information Management Fields, We May Not Be Successful

     The market for applications software is characterized by rapidly changing technology and by changes from mainframe to client/server computer technology, including frequent new product introductions and technological enhancements in the applications software business. During the last ten years, the use of computer technology in the information management industry has expanded significantly to create intense competition. With rapidly expanding technology and our limited resources, we can provide no assurance that we will be able to acquire or maintain any technological advantage. Our success will be in large part dependent on our ability to use developing technology to our maximum advantage and to remain competitive in price and product performance. If we are unable to acquire or maintain a technological advantage, or if we fail to stay current and evolve in the applications software and information management fields, we may be forced to curtail or reduce our planned expenditures which could negatively impact our business operations.

We Are Dependent On The Development Of New Business

     To execute our plan of operations, which includes the generation of increased revenues, we must expand our operations significantly beyond our historical operations to other markets that require similar management information services. However, we may not be able to successfully expand our business operations. Our current activities in the blood bank industry do not assure future business expansion, profitability or long-term and sustainable success. In the event we fail to successfully implement our business plan, we could be forced to curtail or reduce our planned expenditures which could negatively impact our business operations.

Our Success Depends In Part On Our Ability To Obtain And Enforce Intellectual Property Rights And Licenses For Our Technology And Software

     Our success depends in part on our ability to obtain and enforce intellectual property rights for our technology and software, both in the United States and in other countries. Our proprietary software is protected by the use of copyrights, trademarks, confidentiality agreements and license agreements that restrict the unauthorized distribution of our proprietary data and limit our software products to the customer’s internal use only. In addition, our SafeTrace Tx product has three patents pending. While we have attempted to limit unauthorized use of our software products or the dissemination of our proprietary information, we may not be able to retain our proprietary software rights and prohibit the unauthorized use of proprietary information. Any patents, copyrights, or trademarks we have or may obtain may not be sufficiently broad to protect our products, may be subject to challenge, invalidated or circumvented and may not provide competitive advantages. In addition, our competitors may independently develop technologies or products that are substantially equivalent or superior. If our software products infringe upon the rights of others, we may be subject to suit for damages or an injunction to cease the use of such products. Our industry is characterized by frequent intellectual property litigation based on allegations of infringement of intellectual property rights. Although we are not aware of any intellectual property claims against us, we may be a party to litigation in the future that could force us to reduce our planned expenditures which could negatively impact our business operations.

     Our success will also depend in part on our ability to develop commercially viable products without infringing the proprietary rights of others. We have not conducted freedom of use patent searches and patents may exist or could be filed which would have an adverse effect on our ability to market our products or maintain our competitive position with respect to our products.

We Are Subject To Limitations With Respect To Personnel, Financial And Other Resources, And May Encounter Difficulty Licensing Our Software Products To A Sufficient Number Of Additional Customers Necessary To Sustain Profitability. In Addition, We May Encounter Difficulty Developing And Licensing New Products

     Although we have been in existence since 1989, we are subject to limitations with respect to personnel, financial and other resources. We had positive cash flows from operations for the three months ended March 31, 2007, and the year ended December 31, 2006. We had negative cash flows from operations in 2005. Although we believe that we will have positive cash flows from operations and profitability in 2007 and possibly thereafter, in the event we encounter difficulty attracting new customers for our licensed products, our operations may not be able to fund the development of new products, or our current level of operations. The likelihood of our success must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the development, marketing and licensing of new software products and related services. In the event we are unable to continue to grow or maintain our current revenue levels, we could be forced to reduce our planned expenditures which could negatively impact our business operations.

We May Have Difficulties Managing Our Business In The Event Of Rapid Internal Growth Or Growth Through Acquisitions That Could Materially Adversely Affect Our Business, Financial Condition And Results Of Operations

     Our future success will depend to a significant extent on the ability of our current and future management personnel to operate effectively, both independently and as a group. In order to compete successfully against current and future competitors, to timely complete research and development projects and to develop future products, we must continue to expand our operations, particularly in the areas of research and development, sales and marketing and training. If we experience significant growth in the future, such growth would likely place significant strain upon our management, operating and financial systems and other resources. In addition, the Company is currently reviewing opportunistic business acquisitions. Management of the Company is focused on increasing its revenues and cash flows through direct sales efforts, increasing its marketing footprint through adding additional channel partners and strategic alliances, and developing new products and enhanced functionality to its existing product mix to attract potential customers. In addition, acquisitions may present an opportunity to increase revenues. To accommodate such growth and compete effectively, we must continue to implement and improve our information systems, procedures and controls, and to expand, train, motivate and manage our work force. Any failure to implement and improve our operational, financial and management systems or to expand, train, motivate or manage our work force could materially and adversely affect our business, financial condition and results of operations, which could force us to reduce our planned expenditures which could negatively impact our business operations.

Failure To Comply With Governmental Regulations And Requirements Could Preclude Us From Continuing To Market Our Existing Products Or Introducing New Products On A Commercial Basis And Materially Adversely Affect Our Business, Financial Condition And Results Of Operations

     Our SafeTrace and SafeTrace Tx products and services are subject to regulations adopted by governmental authorities, including the FDA, which govern blood center computer software products regulated as medical devices. Compliance with government regulations can be costly and burdensome and may result in our incurring product development delays and substantial costs. In addition, modifications to such regulations could materially adversely affect the timing and cost of new products and services we introduce. We cannot predict the effect of possible future legislation and regulation. We also are required to follow applicable Good Manufacturing Practices regulations of the FDA, which include testing, control and documentation requirements, as well as similar requirements in other countries, including International Standards Organization 9001 standards. Failure to comply with applicable regulatory requirements could result in, among other things, operating and marketing restrictions and fines, and could force us to reduce our planned expenditures which could negatively impact our business operations.

We Have Limited Sales, Marketing And Distribution Systems

     We currently market SafeTrace and SafeTrace Tx through a small direct sales force, both in the U.S. and internationally. We have entered into various strategic business alliances to assist us in national and international sales, marketing and distribution. However, there can be no assurance that any business alliance will be successful or will continue. Our business strategy for marketing and selling our products and services is two tiered:

o	The first tier is comprised of direct selling to customers through Global Med’s internal sales force, and

o	The second tier is focused on marketing and selling indirectly through channel partner agreements with companies that are established in blood donor and hospital markets.

     These strategic alliances that are facilitated through the channel partner agreements assist us in selling our products nationally and may assist us in selling our products internationally. Our ability to increase future revenues is highly dependent upon these strategic alliances, and our ability to make further inroads in selling our products directly to potential customers. In addition, our success is dependent upon the ability of our marketing partners to sell their complementary products in conjunction with Global Med’s products. In the event we fail to maintain and further develop our strategic alliances, we could be forced to curtail or cease our business operations.

We May Lose Software Licenses If We Fail To Meet Maintenance Service Requirements

     Our current software license agreements are typically a perpetual term. In addition to the software license, customers can obtain software maintenance for a separate fee. These maintenance agreements range in term from single year to multi-year agreements. Maintenance consists of product bug fixes, continued regulatory compliance, and product updates. During the three months ended March 31, 2007 and 2006, and the years ended December 31, 2006 and 2005, recurring maintenance fees represented a significant portion of the Company’s total revenues for those periods. However, if we fail to continue to meet these maintenance commitments, a significant portion of our revenues could be at risk and could force us to reduce our planned expenditures which could negatively impact our business operations.

We May Have Product Liability And Reporting Liability Exposure

     We have product liability exposure for defects in our products that may become apparent through widespread use of our products. To date, we have not had any claims filed against us involving our products and we are not aware of any material problems with them. While we will continue to attempt to take appropriate precautions, we may not be able to completely avoid product liability exposure. We maintain product liability insurance on a “claims made” basis for our products in the aggregate of at least $4 million. Although we have had a history of being able to obtain such coverage at reasonable prices, such coverage may not be available in the future, or at reasonable prices, or in amounts adequate to cover any product liabilities that we may incur. In the event that we do not have adequate insurance to cover any product liabilities that we may incur, we could be forced to reduce our planned expenditures which could negatively impact our business operations.

Our Common Stock Is Deemed To Be “Penny Stock,” Subject To Special Requirements And Conditions, And May Not Be A Suitable Investment

     Our common stock is deemed to be “penny stock” as that term is defined in Rule 3a51-1 promulgated under the Securities Exchange Act of 1934. Penny stocks are stocks:

o	With a price of less than $5.00 per share; o That are not traded on a “recognized” national exchange;
o	Whose prices are not quoted on the Nasdaq automated quotation system (Nasdaq listed stock must still initially have a price of not less than $5.00 per share); or
o

In issuers with net tangible assets less than $2.0 million (if the issuer has been in continuous operation for at least three years) or $5.0 million (if in continuous operation for less than three years), or with average revenues of less than $6.0 million for the last three years.

     Broker/dealers dealing in penny stocks are required to provide potential investors with a document disclosing the risks of penny stocks. Moreover, broker/dealers are required to determine whether an investment in a penny stock is a suitable investment for a prospective investor. These requirements may reduce the potential market for our common stock by reducing the number of potential investors. This may make it more difficult for investors in our common stock to resell shares to third parties or to otherwise dispose of them. This could cause our stock price to decline.

We Rely On Management, The Loss Of Whose Services Could Have A Material Adverse Effect Upon Our Business

     We rely principally upon the services of our Board of Directors, senior executive management, and certain key employees, the loss of whose services could have a material adverse effect upon our business and prospects. Competition for appropriately qualified personnel is intense. Our ability to attract and retain highly qualified senior management and technical research and development personnel are believed to be an important element of our future success. Our failure to attract and retain such personnel may, among other things, limit the rate at which we can expand operations or inhibit our ability to continue to operate profitability. There can be no assurance that we will be able to attract and retain senior management and key employees having competency in those substantive areas deemed important to the successful implementation of our plans and the inability to do so or any difficulties encountered by management in establishing effective working relationships among them may adversely affect our business and prospects. Currently, we do not carry key person life insurance for any of our directors, executive management, or key employees.

The Existence Of Severance Payment Provisions And The Large Number Of Common Shares And Derivative Securities Outstanding Could Have The Effect Of Delaying, Deferring, Preventing Or Limiting The Price Paid To Shareholders In A Change In Control

     We have employment agreements with certain of our officers and employees which provide for payment of salaries, benefits and incentives for periods ranging from three (3) to twenty-four (24) months, or the remainder of their employment contract, whichever is less. At current salary levels, the total amounts payable under these employment contracts for salary payments to them over their severance payment period could be up to $1.355 million and in addition, we could be required to make benefits payments of approximately $130 thousand at their current benefit levels if we terminate their employment for any reason, other than for cause or disability. In addition, the investors of the Company own 9,975 shares of our preferred stock and other derivative securities that are convertible or exercisable for approximately 24.5 million shares of our common stock. The existence of the severance payment provisions and the large number of common shares and derivative securities outstanding owned by the investors increases the likelihood that a potential purchaser would seek to negotiate directly with our Board of Directors or Investors, in order to obtain control, rather than approaching our shareholders as a group. All of the foregoing could have the effect of delaying, deferring, preventing or limiting the price paid to shareholders in a change in control.

Our Issuance Of Additional Shares Of Stock May Cause Dilution To The Ownership Of Our Shareholders And Could Discourage, Delay, Prevent Or Limit The Price Paid To Shareholders In A Change In Control

     We have a total of 90 million shares of common stock and 10 million shares of preferred stock authorized for issuance under our Articles of Incorporation. As of May 21, 2007, we had 23,211,982 shares of our common stock issued and outstanding and 9,975 shares of Series A Preferred Stock issued and outstanding.

     As of May 21, 2007, we have approximately 24.5 million shares of our common stock reserved for issuance upon the conversion or exercise of outstanding derivative securities which include the Series A Preferred Stock and warrants held by the selling stockholders described in this Prospectus. There were 1,650,000 warrants held by parties other than the selling stockholders for which common shares were reserved. There are approximately 11,406,544 common shares reserved for issuance related to outstanding stock options. In addition, there are approximately 5.0 million common shares reserved for issuance under our stock option and stock compensation plans related to options and stock compensation shares that have not been granted or issued, respectively. The conversion or exercise of these outstanding derivative securities, and the conversion or exercise of the Preferred Stock or warrants, respectively, will cause dilution to the ownership of our shareholders.

     The remaining shares of our common and preferred stock not issued or reserved for specific purposes may be issued without any action or approval of our shareholders. Our Board of Directors may issue additional shares of preferred stock without shareholder approval on such terms as the Board of Directors may determine. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. Although we have no existing agreements involving the issuance of such shares, we may undertake to issue such shares if we deem it appropriate. Any such issuances could discourage, delay, prevent or limit the price paid to shareholders in a change in control, and could dilute the ownership of our shareholders.

The Market Price Of Our Common Stock Is Highly Volatile

     The market price of our common stock has been and is expected to continue to be highly volatile. Factors, including announcements of technological innovations by us or other companies, regulatory matters, new or existing products or procedures, concerns about our financial position, operating results, litigation, government regulation, developments or disputes relating to agreements, patents or proprietary rights, among other items, may have a significant impact on the market price of our stock.

The Selling Stockholders’ Sale Of The Shares Of Common Stock In This Offering Could Cause The Price Of Our Common Stock To Decline And Could Make It More Difficult For Us To Sell Equity Or Equity Related Securities In The Future

     The potential dilutive effects of future sales of shares of common stock and shares of common stock underlying preferred stock and warrants by the selling stockholders pursuant to this Prospectus could have an adverse effect on the prices of our securities. All shares in this offering are freely tradable. The selling stockholders may sell none, some or all of their shares of common stock in this offering. Depending upon market liquidity at the time, a sale of shares under this offering at any given time could cause the trading price of our common stock to decline. The sale of a substantial number of shares of our common stock under this offering, or anticipation of such sales, also could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect sales.

We Do Not Anticipate Paying Any Dividends On Our Common Stock

     We have never declared or paid dividends on our common stock. Our dividend practices are determined by our Board of Directors and may be changed from time to time. We will base any issuance of dividends upon our earnings (if any), financial condition, capital requirements, acquisition strategies, and other factors considered important by our Board of Directors. Colorado law and our Articles of Incorporation do not require our Board of Directors to declare dividends on our common stock. We expect to retain any earnings generated by our operations for the development and expansion of our business and do not anticipate paying any dividends to our common stockholders for the foreseeable future.

FORWARD-LOOKING STATEMENTS

Risks Associated With Forward-Looking Statements

     This Prospectus contains certain forward-looking statements regarding management’s plans and objectives for future operations including plans and objectives relating to our planned marketing efforts and future economic performance. The forward-looking statements and associated risks set forth in this Prospectus include or relate to, among other things, (a) our projected sales and profitability, (b) our growth strategies, (c) anticipated trends in our industry, (d) our ability to obtain and retain sufficient capital for future operations, and (e) our anticipated needs for working capital. These statements may be found under “Management’s Discussion and Analysis or Plan of Operations” and “Business,” as well as in this Prospectus generally. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under “Risk Factors” and matters described in this Prospectus generally. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this Prospectus will in fact occur.

     The forward-looking statements herein are based on current expectations that involve a number of risks and uncertainties. Such forward-looking statements are based on assumptions that there will be no material adverse competitive or technological change in conditions in our business, that demand for our products will significantly increase, that our Chief Executive Officer and President will remain employed as such, that our forecasts accurately anticipate market demand, and that there will be no material adverse change in our operations or business or in governmental regulations affecting us or those entities that use our products and services. The foregoing assumptions are based on judgments with respect to, among other things, future economic, competitive and market conditions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Accordingly, although we believe that the assumptions underlying the forward-looking statements are reasonable, any such assumption could prove to be inaccurate and therefore there can be no assurance that the results contemplated in forward-looking statements will be realized. In addition, as disclosed elsewhere in the “Risk Factors” section of this prospectus, there are a number of other risks inherent in our business and operations which could cause our operating results to vary markedly and adversely from prior results or the results contemplated by the forward-looking statements. Growth in absolute and relative amounts of cost of goods sold and selling, general and administrative expenses or the occurrence of extraordinary events could cause actual results to vary materially from the results contemplated by the forward-looking statements. Management decisions, including budgeting, are subjective in many respects and periodic revisions must be made to reflect actual conditions and business developments, the impact of which may cause us to alter marketing, capital investment and other expenditures, which may also materially adversely affect our results of operations. In light of significant uncertainties inherent in the forward-looking information included in this prospectus, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives or plans will be achieved.

     Some of the information in this prospectus contains forward-looking statements that involve substantial risks and uncertainties. Any statement in this prospectus and in the documents incorporated by reference into this prospectus that is not a statement of an historical fact constitutes a “forward-looking statement”. Further, when we use the words “may”, “expect”, “anticipate”, “plan”, “believe”, “seek”, “estimate”, “internal”, and similar words, we intend to identify statements and expressions that may be forward-looking statements. We believe it is important to communicate certain of our expectations to our investors. Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions that could cause our future results to differ materially from those expressed in any forward-looking statements. Many factors are beyond our ability to control or predict. You are accordingly cautioned not to place undue reliance on such forward-looking statements. Important factors that may cause our actual results to differ from such forward-looking statements include, but are not limited to, the risk factors discussed below. Before you invest in our common stock, you should be aware that the occurrence of any of the events described under “Risk Factors” below or elsewhere in this Prospectus could have a material adverse effect on our business, financial condition and results of operation. In such a case, the trading price of our common stock could decline and you could lose all or part of your investment.

     In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this filing will in fact occur. In addition to the information expressly required to be included in this filing, we will provide such further material information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not misleading.

MARKET FOR OUR COMMON STOCK

     Our common stock trades on the Over-the-Counter Bulletin Board under the trading symbol “GLOB.OB” Our high and low bid prices by quarter during for the quarter ended March 31, 2007, and fiscal years 2006 and 2005 are presented as follows:

	FISCAL YEAR 2007
	HIGH	LOW
First Quarter (January 2007 to March 2007)	$0.80	$0.60
	FISCAL YEAR 2006
	HIGH	LOW
First Quarter (January 1 to March 31)	$1.03	$0.76
Second Quarter (April 1 to June 30)	$0.99	$0.52
Third Quarter (July 1 to September 30)	$0.70	$0.43
Fourth Quarter (October 1 to December 31)	$0.80	$0.51
	FISCAL YEAR 2005
	HIGH	LOW
First Quarter (January 1 to March 31)	$2.57	$1.13
Second Quarter (April 1 to June 30)	$2.00	$1.15
Third Quarter (July 1 to September 30)	$1.80	$0.86
Fourth Quarter (October 1 to December 31)	$1.35	$0.83

     On May 30, 2007, the closing price of our common stock as reported on the Over-the-Counter Bulletin Board was $1.00 per share. On May 21, 2007, we had approximately 137 beneficial stockholders of our common stock and 23,211,982 shares of our common stock outstanding.

USE OF PROCEEDS

     This Prospectus relates to shares of our common stock that may be offered and sold from time to time by the selling stockholders. We will receive no proceeds from the sale of shares of common stock in this offering. However, we may receive proceeds from the exercise of certain warrants should they be exercised. Any proceeds we receive pursuant to the exercise of warrants will be used for working capital and general corporate purposes.

DIVIDEND POLICY

Common Stock

     We have never declared or paid dividends on our common stock. Our dividend practices are determined by our Board of Directors and may be changed from time to time. We will base any issuance of dividends upon our earnings (if any), financial condition, capital requirements, acquisition strategies, and other factors considered important by our Board of Directors. Colorado law and our Articles of Incorporation do not require our Board of Directors to declare dividends on our common stock. We expect to retain any earnings generated by our operations for the development and expansion of our business and do not anticipate paying any dividends to our common stockholders for the foreseeable future.

Preferred Stock

     The Company has 9,975 shares of Series A Preferred Stock that are outstanding as of May 21, 2007. There are currently no dividends on the preferred stock.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, and should be read in conjunction with our financial statements and related notes. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. In addition, the following discussion and analysis contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors including, but not limited to, those discussed in “Risk Factors,” “Forward Looking Statements” and elsewhere in this Prospectus.

General

     The Company designs, develops, markets and supports information management software products for blood banks, hospitals, centralized transfusion centers and other health care related facilities. Revenues for Wyndgate are derived from the licensing of software, the provision of consulting and other value-added support services and the re-sale of hardware and software obtained from vendors. Revenues for PeopleMed are derived, generally, from providing ASP services. Revenues for PeopleMed were not significant.

Business Strategy

     The Company’s business strategy for marketing and selling its products and services is two tiered:

1.	The first tier is comprised of direct selling to customers through the Company’s internal sales force, and

2.	The second tier is focused on marketing and selling directly through agreements with companies (“Channel Partner Agreements”) that are established in blood donor and hospital transfusion markets.

     The Company’s ability to increase future revenues is highly dependent upon the Company’s ability to make further inroads in selling its products directly to potential customers. These Channel Partner Agreements are more fully described in “BUSINESS”, “ROYALTY AND COMMISSION AGREEMENTS.” In addition, the Company’s success is dependent upon the ability of its marketing partners to sell their complementary products in conjunction with the Company’s.

Overview

     Global Med provides information management software products and services to the health care industry. Wyndgate operates as a division of Global Med and designs, develops, markets and supports information management software products for blood banks, hospitals, centralized transfusion centers and other healthcare related facilities. Our PeopleMed subsidiary offers chronic disease management as an Application Service Provider (“ASP”). PeopleMed’s system uses the internet to coordinate sources and users of a patient’s clinical information, including laboratory, pharmacy, primary and specialty care providers, claims and medical records. PeopleMed earns revenues primarily by providing ongoing ASP services. PeopleMed’s revenues were not significant during the year ended December 31, 2006 and 2005 or the three months ended March 31, 2007 and 2006.

     Global Med has two main products in its Wyndgate division: SafeTrace® and SafeTrace Tx®. SafeTrace is used by blood centers and hospitals to track blood donations. SafeTrace Tx is used primarily by hospitals and centralized transfusion centers to help insure the quality of blood transfused into patient-recipients. Both products are designed to help the users comply with quality and safety standards of the U.S. Food and Drug Administration for the collection and management of blood and blood products. Our Wyndgate division earns revenues primarily through the sale of software licenses, implementation of the software systems sold, and by providing maintenance for the SafeTrace and SafeTrace Tx software systems. During the three months ended March 31, 2007 and 2006, Wyndgate’s revenues represented 97% of Global Med’s total revenues.

     The decision to purchase a new blood bank system is driven in large part by one or all of the following: replacing antiquated technology, upgrading the laboratory information system (“LIS”) of the hospital which typically includes the purchase of a blood bank system, and replacing existing products that have been sunsetted. The Company believes that because the purchase of an LIS by a hospital is a significant driver in the decision to purchase a blood bank system, the Company is heavily reliant on its relationships with its channel partners that sell their LIS systems in combination with the Company’s blood bank products. The company’s channel partner relationships are more fully discussed in “Business”, “Commission and Marketing Agreements.”

Entities that plan to purchase blood bank products primarily have three choices:

•	Upgrade their current system with their existing vendor,
•	Select a replacement system from an alternative vendor, or
•	Replace their paper system with vendor software.

     The Company’s two primary locations are in Lakewood, Colorado, the corporate headquarters, and El Dorado Hills, California. The Company’s primary operations include research and development, implementation staff, support services, and certain administrative staff. Approximately 40% of the Company’s employees are not located in Lakewood, Colorado or El Dorado Hills, California. These employees provide support for the Company’s sales and marketing, research and development, and implementation efforts.

     Overall, the Company’s revenues for the three months ended March 31, 2007 increased to $3.719 million from $2.816 million for the prior year’s comparable quarter. Cost of revenues for the quarter ended March 31, 2007 increased to $1.139 million from $1.019 million for the comparable period in 2006. For the quarter ended March 31, 2007 and 2006, the Company’s operating expenses were $2.284 million and $1.739 million, respectively. The Company’s net income was $287 thousand for the three months ended March 31, 2007; the net income was $779 thousand for the comparable period during 2006. Net income for the three months ended March 31, 2006 contained $724 thousand in non-operating income related to certain financing activities.

     For the three months ended March 31, 2007 and 2006, the Company’s operations generated positive cash flows from operating activities in the amount of $504 thousand and $133 thousand, respectively. The Company believes that its current customer base and projected backlog of business, as well as sales to new customers, will be sufficient to fund operations, and likely will generate positive cash flows from operations and negative cash flows from investing activities through 2007, and possibly thereafter. The Company believes that based on its recurring revenues, current backlog, and its projected pipeline of business, it will be profitable during 2007 and possibly thereafter.

     Management of the Company is focused on increasing its revenues and cash flows through direct sales efforts, increasing its marketing footprint through adding additional channel partners and strategic alliances, and developing new products and enhanced functionality to its existing product mix to attract potential customers. The Company is currently reviewing opportunistic business acquisitions.

     As documented in of the notes to the financial statements, the Company is currently involved in certain legal proceedings. In September 2002, Global Med filed a lawsuit against Donnie L. Jackson, Jr., Global Med’s former Vice President of Sales and Marketing. Global Med alleges, among other things, that prior to his resignation in July 2002 Mr. Jackson misappropriated certain trade secrets of Global Med. After leaving Global Med, Mr. Jackson became a management employee of one of Global Med’s competitors. On March 30, 2005, the Superior Court of the State of California in and for the County of El Dorado granted the motion for summary judgment for Donnie L. Jackson, Jr. On September 1, 2005, the Company deposited $1.004 million with the Superior Court in the State of California in the County of El Dorado. This deposit represents potential fees and attorneys’ costs the Company could be required to pay in the event the Company did not prevail on appeal. The $1.004 million is classified as a “Deposit in escrow” on the Company’s balance sheets as of December 31, 2006 and March 31, 2007. Based on external evidence and the advice of legal counsel, the Company determined that it was more likely than not that the Company would be required to pay the $1.004 million. As a result, the Company expensed the amount of the “Deposit in escrow” and set up a liability for $1.004 million. On December 2006, the summary judgment was reversed by the California Court of Appeals and the matter was remanded to the trial court. In May 2007, the $1.004 million Deposit in escrow was returned to the Company along with approximately $80 thousand in accrued interest. The Company is currently evaluating the outcome of the uncertainty under SFAS No. 5 “Accounting for Contingencies” and therefore has not changed the original accounting for the litigation accrual.

     The Company has increased its comparable quarter-to-quarter revenue growth over the past eleven quarters as detailed below.

In ($000s)

	Revenues for the Three Months Ended	Revenues for the Three Months Ended	Percentage Change
	2003	2004
September 30,	$1,279	$1,794	40.3%

December 31,	$1,417	$2,277	60.7%

	2004	2005
March 31,	$1,353	$2,575	90.3%

June 30,	$1,460	$2,854	95.5%

September 30,	$1,794	$2,660	48.3%

December 31,	$2,277	$3,115	36.8%

	2005	2006
March 31,	$2,575	$2,816	9.4%

June 30,	$2,854	$3,014	5.6%

September 30,	$2,660	$2,854	7.3%

December 31,	$3,115	$3,678	18.1%

	2006	2007
March 31,	$2,816	$3,719	32.1%

Balance Sheet Changes

     As of March 31, 2007 compared with December 31, 2006, certain balance sheet accounts changed substantially. Cash increased by $459 thousand, primarily as a result of the increase in cash flows from operations. Net accounts receivable decreased $1.051 million, primarily as a result of the collection of certain accounts receivable balances that related to certain customers’ annual maintenance contracts that were billed during the fourth quarter of 2006 and collected during the first quarter of 2007. Accounts receivable also decreased as a result of a $25 thousand increase in the allowance for doubtful accounts associated with certain problem accounts. Deferred revenues decreased $459 thousand, primarily as a result the recognition of revenue related to certain accounts that are billed annually for which the billing occurred during the fourth quarter but revenue recognition did not begin until the first quarter of 2007.

Results of Operations

THREE MONTHS ENDED MARCH 31, 2007 COMPARED TO THREE MONTHS ENDED MARCH 31, 2006

     Revenues. Revenues are comprised primarily of license fees, maintenance and usage fees, and implementation and consulting services revenues.

     Revenues for the three months ended March 31, 2007 increased by $903 thousand or 32.1% to $3.719 million from $2.816 million for the comparable period in 2006. The Company’s revenues increased in all three of the categories noted above. Software license fees increased $530 thousand or 99.8% to $1.061 million from $531 thousand for the three months ended March 31, 2007 and 2006, respectively. Maintenance revenues increased $366 thousand or 27.2% to $1.712 million from $1.346 million for the periods ended March 31, 2007 and 2006, respectively. Implementation revenues increased $7 thousand to $946 million from $939 thousand for the three months ended March 31, 2007 and 2006, respectively. The increase in software license revenues was due primarily to the increase in the value of software sales during the quarter. With respect to the increases in maintenance revenue, the Company’s recurring revenue base continues to grow as new customers are added.

     Cost of revenue. Cost of revenue as a percentage of total revenues was 30.6% and 36.2% for the three months ended March 31, 2007 and 2006, respectively. Cost of revenues increased $120 thousand or 11.8% to $1.139 million for the three months ended March 31, 2007 from $1.019 million for the comparable period in 2006. The increase in cost of sales for the three months ended March 31, 2007 compared with the same period in 2006 was due primarily to an increase of $93 thousand in third party software costs related to products resold by the Company.

     Gross profit. Gross profit as a percentage of total revenue was 69.4% and 63.8% for the three months ended March 31, 2007 and 2006, respectively. Gross profit and the gross profit percentage increased primarily as a result of the increase in software and maintenance revenues, which have higher margins than the Company’s implementation revenues. For the three months ended March 31, 2007, software license revenues increased to $1.061 million from $531 thousand for the three months ended March 31, 2006. Therefore, software license fee revenues were 28.5% of total revenues during the three months ended March 31, 2007 versus 18.9% for comparable period in 2006. In addition, implementation revenues which typically have lower margins were 25.1% and 31.1% of total revenues for the three months ended March 31, 2007 and 2006, respectively. Because software license revenues typically have margins that are more than double the margins on implementation revenues, the significant increase in software license revenues in aggregate and as a percentage of total revenues, had a significant impact on the margins for the current quarter. The Company’s ability to maintain or improve upon the margins experienced during the current quarter will depend primarily on the revenue mix in future periods and the Company’s then pricing policies.

     General and administrative. General and administrative expenses increased $169 thousand to $806 thousand or 26.5%, for the three months ended March 31, 2007 compared to $637 thousand for the comparable period in 2006. The primary reasons for the increase were a $39 thousand increase in the Company’s reserve for bad debt expense, a $68 thousand increase in wage-related expenses, a $26 thousand increase in employee training related expenses, and a $24 thousand increase in legal expenses. The increased bad debt reserves were in response to the deterioration in the days outstanding of certain accounts receivable balances. See further discussion of the increased bad debt reserve in note 1 of the financial statements.

     Sales and marketing. For the three months ended March 31, 2007 sales and marketing expenses increased $21 thousand or 4.2% to $516 thousand compared with $495 thousand for the comparable period in 2006. The increase in sales and marketing expenses was primarily due to the increase in system sales during the three months ended March 31, 2007 when compared with the comparable period during 2006.

     Research and development. Research and development expenses increased $360 thousand or 63.8% to $924 thousand for the three months ended March 31, 2007 compared to $564 thousand for the three months ended March 31, 2006. The primary reason for the increase is the $232 thousand increase in labor-related expenses and a $108 thousand increase in consulting related expenses. The significant increase in these expenses is primarily attributable to the development of new technology and products. The Company is nearing the completion of the development cycle of these products, and the Company intends to bring these products to market. Because some of the products the Company is developing are considered medical devices by the FDA, the Company will be required to obtain FDA 510(k) clearance for these medical devices prior to their sale or introduction into the market. At the present time, the Company is expensing all of the costs of research and development related to these new products.

     Depreciation and Software Amortization. Depreciation and software amortization costs were $38 thousand and $43 thousand for the periods ended March 31, 2007 and 2006, respectively.

     Interest expense. Interest expense was $3 thousand for the three months ended March 31, 2007 and 2006.

     Change in Estimated Fair Value of Derivative. The Company recognized a gain of $724 thousand related to the change in value of certain derivatives associated with the Company’s Series A Convertible preferred stock for the period ended March 31, 2006. The Company recognized no such gain or loss for the comparable period in 2007.

     Provision of Income Taxes. For the three months ended March 31, 2007, the Company’s income taxes increased by $22 thousand when compared with the comparable period in 2006. The Company was able to utilize certain net operating loss carry forwards generated in prior years against the current year’s pre-tax income in order to reduce its statutory rates. The Company did not record a provision for income taxes for the three months ended March 31, 2006. No income tax was recognized for the three months ended March 31, 2006, because the Company had net operating loss carry forwards from prior periods that offset any income taxes.

     Net income. The Company’s net income was $287 thousand and $779 thousand for the three months ended March 31, 2007 and 2006, respectively.

YEAR ENDED DECEMBER 31, 2006 COMPARED TO YEAR ENDED DECEMBER 31, 2005

     Revenues. Revenues are comprised of software sales, maintenance and usage fees revenues, implementation and consulting revenues.

     Revenues from license fees, maintenance and usage fees increased $536 thousand, or 6.6% to $8.704 million for the year ended December 31, 2006 compared to $8.168 million for the year ended December 31, 2005. The increase in these revenues was due to a $1.229 million increase in maintenance fees offset by a $693 thousand decrease in license fees.

     Revenues from implementation and consulting services increased $622 thousand or 20.5% to $3.658 million for the year ended December 31, 2006 compared to $3.036 million for the year ended December 31, 2005. The increase was primarily attributable to consulting services provided to customers that are utilizing the Company’s products in a production environment.

     Cost of Revenues. Cost of revenues related to software license fees, maintenance and usage fees increased $39 thousand, or 2.2%, to $1.788 million for the year ended December 31, 2006, from $1.749 million for the year ended December 31, 2005. The increase was mainly due to increased costs related to the purchase of third party software that was resold.

     Cost of revenues associated with implementations and other consulting revenues increased $620 thousand, or 37.9%, to $2.254 million during the year ended December 31, 2006 when compared to $1.634 million for the year ended December 31, 2005. The increase was primarily associated with the increased payroll costs necessary for the Company to deliver increased services revenues.

     The overall gross profit as a percentage of revenues was 67.3% and 69.8% for the years ended December 31, 2006 and 2005, respectively. The reduction in margins is a direct result of decreased software license fees that typically have higher margins than the Company’s other revenue categories.

     General and Administrative. General and administrative expenses decreased $235 thousand, or 8.7%, to $2.474 million for the year ended December 31, 2006 as compared to $2.709 million for the year ended December 31, 2005. The primary reason for the decrease in general and administrative expenses was a $208 thousand decrease in option-related expenses for 2006 when compared with 2005. In 2005, the Company accelerated the vesting of certain outstanding options which resulted in additional compensation expense during that year.

     Summary Judgment. During 2005, the Company deposited $1.004 million with the Superior Court in the State of California in the County of El Dorado as payment for a summary judgment in its lawsuit against a former employee. These funds were for legal expenses and costs, and were not punitive in nature. The deposit was expensed in the fourth quarter of 2005 and had a material impact on the financial statements of the Company. There were no expenses related to this cost category during 2006. See the section “Legal Proceedings” for further discussion.

     Sales and Marketing. Sales and marketing expenses decreased $462 thousand or 18% to $2.108 million for the year ended December 31, 2006 from $2.570 million for the year ended December 31, 2005. The decrease in sales and marketing expenses was primarily attributable to an $87 thousand decrease in labor-related expenses, a $44 thousand decrease in commission expenses, a $70 thousand decrease in contractors expenses, a $29 thousand decrease in travel expenses, and a $162 thousand decrease in expenses related primarily to the acceleration of stock option vesting during 2005.

     Research and Development. Research and development (‘R&D”) expenses increased by $504 thousand, or 22.5%, to $2.745 million for the year ended December 31, 2006 from $2.241 million for the year ended December 31, 2005. The increase in R&D expenses was primarily attributable to a $413 thousand increase in labor-related expenses, a $100 thousand increase in contract services, and a $25 thousand increase in travel related-expenses. The increase was partially offset by a $72 thousand decrease related primarily to the acceleration of stock option vesting during 2005. In 2004, the Company’s R&D expenses were $838 thousand. In 2006, the Company’s R&D expenses were $2.745 million. The significant increase in these expenses is primarily attributable to the development of new technology and products. The Company is nearing the completion of the development cycle of these products, and the Company intends to bring these products to market. Because some of the products the Company is developing are considered medical devices by the FDA, the Company will be required to obtain FDA 510(k) clearance for these medical devices prior to their sale or introduction into the market. At the present time, the Company is expensing all of the costs of research and development related to these new products.

     Depreciation and Software Amortization. Depreciation and software amortization costs increased by $18 thousand to $185 thousand from $167 thousand for the periods ended December 31, 2006 and 2005, respectively.

     Notes Receivable Allowance. The Company established an allowance for all of the Company’s outstanding notes receivable in the amount of $400 thousand and all of the related accrued interest in the amount of $129 during the year ended December 31, 2005. All of the outstanding notes receivable and related accrued interest were reserved for as of December 31, 2006 and 2005, respectively. See further discussion in Note 1 of the audited financial statements.

     Other Financing Costs. The Company recognized $11.032 million in expenses during the year ended December 31, 2006 related to financing costs associated with the issuance of the Series A Convertible Preferred Stock on December 16, 2005. No such charges were incurred during 2006. See further discussion in Note 8 of the audited financial statements.

     Change in Estimated Fair Value of Derivative. The Company recognized a gain of $724 thousand related to the change in value of certain derivatives associated with the Company’s Series A Convertible preferred stock for the year ended December 31, 2006. The Company recognized a gain $1.692 million for the comparable period in 2005. These gains were a function of certain features of the Series A Convertible Preferred. The features of the Series A that necessitated this accounting were renegotiated and removed on March 29, 2006.

     Interest Income. Interest income increased $6 thousand to $15 thousand in 2006 from $9 thousand in 2005.

     Interest Expense. Interest expense decreased $76 thousand to $13 thousand for the year ended December 31, 2006 from $89 thousand for the year ended December 31, 2005. The decrease in interest expense was primarily due to the decrease in debt associated with the repayment of $529 thousand to a related party on December 16, 2005.

     Provision of Income Taxes. Income taxes increased by $153 thousand as a result of the Company achieving profitability during 2006. The Company was able to apply approximately $1.928 million in net operating loss carryforwards generated in prior years against the current year’s pre-tax income in order to reduce its statutory rates.

     Net Income (Loss). The Company’s net income for the year ended December 31, 2006 was $1.381 million and the net loss for the year ended December 31, 2005 was $10.819 million. The improved results for 2006 were primarily the result of the increase in revenues, the decrease in certain one-time costs and certain costs associated with the Series A Convertible Preferred. The loss in 2005 was primarily due to the $9.340 million charge related to embedded derivative associated with the Series A Convertible Preferred, the $1.004 million charge related to the accrual for the summary judgment deposit, and the $529 thousand reserve the Company set up during 2005 related to certain notes receivable.

Liquidity And Capital Resources

     The Company had cash and cash equivalents of $3.013 million as of March 31, 2007 compared to $2.554 million at December 31, 2006, none of which was restricted.

     The Company had net working capital of $505 thousand as of March 31, 2007 and $172 thousand at December 31, 2006.

     The Company had shareholders’ equity of $717 thousand and virtually no debt as of March 31, 2007. The Company believes that it will generate positive cash flows from operations and negative cash flows from investing activities through 2007, and possibly thereafter. While the Company’s plans may change, the Company currently intends to spend between $200 thousand to $250 thousand during 2007 on capital equipment. The Company’s cash flows from operations should be sufficient to meet its current cash requirements exclusive of acquisitions. The Company believes that based on its current backlog as well as projected pipeline of business, it will be able to achieve profitability for the year ended December 31, 2007 and possibly thereafter.

     The payment of dividends by the Company is within the discretion of its Board of Directors and depends in part upon the Company’s earnings, capital requirements and financial condition. Since its inception, the Company has not paid any dividends on its common stock and does not anticipate paying such dividends in the foreseeable future. The Company intends to retain earnings, if any, to finance its operations or make acquisitions. In accordance with the terms of the Company’s Series A Convertible Preferred Stock, the Company cannot issue dividends on the common stock while the Series A is outstanding unless an equal dividend is declared on the Series A. The dividend on the Series A would be calculated by determining the number of common shares the Series A is convertible into and then applying the same dividend to the Series A that was provided to the common shareholders.

     Cash flows from operations provided $504 thousand in cash for the three months ended March 31, 2007. The cash provided during the three months ended March 31, 2007 consisted primarily of the net income of $287 thousand, net of non-cash changes which provided $136 thousand and changes in operating assets and liabilities which provided $81 thousand. The primary source of the Company’s operating cash inflows is its billings to customers for the sale of software, services, and maintenance and support. For the three months ended March 31, 2007 and 2006, the Company’s accounts receivable billings were approximately $3.2 million and $3 million, respectively. For the quarter ended March 31, 2007, the Company collected approximately $4.2 million from accounts receivable. As a result of the cash collections from accounts receivable being significantly more than the billings, the Company’s gross accounts receivable balance decreased by approximately $1 million, while the cash balance increased by approximately $500 thousand. The Company’s cash outflows from operations were approximately $3.7 million and consisted primarily of two components, payroll and vendor-related expenses. Payroll related expenses typically range from 50%-60% of the Company’s cash outflows from operation with vendor payments typically making up the majority of the remaining amount. The Company believes that the cash flows from its recurring customer base, accounts receivable, backlog, and new system sales will provide for positive cash flows from operations on an annual basis in 2007 and possibly thereafter. Interest and non-operating cash flows are typically not material.

Contractual Obligations
Expected Maturity Dates ($000s)

	2007	2008	2009	2010	2011	Thereafter
Operating leases	$185	$188	$195	$202	$209	$364
Capital leases	$ 20	$ 22	$ 15	—	—	—
Debt	$ 12	$ 14	$ 11	—	—	—

Subsequent Event

     In May 2007, the Superior Court in the State of California returned the $1.004 million deposit that the Company made in September of 2005. This $1.004 million dollar deposit was classified as a “Deposit in escrow” in the Company’s assets and as a “Litigation accrual” in the Company’s liabilities as of March 31, 2007 and December 31, 2006. The total amount the Company received as a result of the return of the deposit in escrow was $1.084 million. This amount included $80 thousand in interest that accrued on the deposit. The Company is currently evaluating the outcome of the uncertainty under SFAS No. 5 “Accounting for Contingencies” and therefore has not changed the original accounting for the litigation accrual.

Impact Of Inflation

     Although it is difficult to predict the impact of inflation on our costs and revenues in connection with our products, we do not anticipate that inflation will materially impact our costs of operation or the profitability of our products when marketed.

Critical Accounting Policies And Estimates

     Management’s Discussion and Analysis of Financial Condition and Results of Operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

     A critical accounting policy is one that is both important to the portrayal of the Company’s financial condition or results of operations and requires significant judgment or a complex estimation process. The Company believes the following fit that definition:

Revenue Recognition

     The Company recognizes revenue in accordance with the American Institute of Certified Public Accountants Statement of Position (“SOP”) No. 97-2, “Software Revenue Recognition.” The Company’s standard software license agreement for the Company’s products provides for an initial fee to use the product in perpetuity up to a maximum number of users. Fees from software licenses are recognized as revenue upon shipment, provided fees are fixed and determinable and collection is probable. Fees from licenses sold together with consulting services are generally recognized upon shipment provided that the above criteria have been met, payment of the license fees is not dependent upon the performance of the consulting services and the consulting services are not essential to the functionality of the licensed software. In instances in which the consulting services are not essential to the functionality of the software but payment of the license fee is due at the earlier of the performance of specific consulting services or the passage of time, the license fee is recognized ratably over the anticipated period of performance of the services or ratably over the license fee billing period, whichever is more readily determinable.

     For arrangements with multiple elements, the Company allocates revenue to each element of a transaction based upon its fair value as determined by “vendor specific objective evidence.” Vendor specific objective evidence of fair value for all elements of an arrangement is based upon the normal pricing and discounting practices for those products and services when sold separately and for software license updates and product support services, and is additionally measured by the renewal rate offered to the customer. The Company may modify our pricing practices in the future, which could result in changes in our vendor specific objective evidence of fair value for these undelivered elements. As a result, our future revenue recognition for multi-element arrangements could differ significantly from our historical results.

     If an arrangement does not qualify for separate accounting of the software license and consulting transactions, then new software license revenue is generally recognized together with the consulting services based on contract accounting using the percentage-of-completion method. Contract accounting is generally applied to arrangements when services include significant modification or customization of the software. Progress towards completion is generally measured based on hours incurred versus projected total hours. The projected costs associated with contract accounting are accrued at rates consistent with the revenue recognized under percentage of completion.

     Certain of the Company’s contracts include warranties that provide for refunds of all or a portion of the software license and or other fees in the event that the Company is unable to provide maintenance services, for which there is a separate fee, for the contractually prescribed period. Contracts with these provisions are accounted for in accordance with the policies above.

     The Company provides consulting services that include implementation, training and the performance of other services to its customers. Revenue from such services is generally recognized ratably over the period during which the applicable service is to be performed. In addition, the Company may recognize certain implementation revenues based on hourly rates in effect on the contract multiplied by the number of hours completed.

     Support agreements generally call for the Company to provide technical support and software updates, on a “when-and-if-available” basis to customers. Revenue on technical support and software update rights is recognized ratably over the term of the support agreement.

     PeopleMed has contracts that include fixed fee and per-member fees. The Company recognizes revenues from these contracts as services are provided.

Deposit In Escrow Collectibility

     In September 2002, Global Med filed a lawsuit against Donnie L. Jackson, Jr., Global Med’s former Vice President of Sales and Marketing. Global Med alleges, among other things, that prior to his resignation in July 2002 Mr. Jackson misappropriated certain trade secrets of Global Med. After leaving Global Med, Mr. Jackson became a management employee of one of Global Med’s competitors. On March 30, 2005, the Superior Court of the State of California in and for the County of El Dorado granted the motion for summary judgment for Donnie L. Jackson, Jr. On September 1, 2005, the Company deposited $1.004 million with the Superior Court in the State of California in the County of El Dorado. This deposit represents potential fees and attorneys’ costs the Company could be required to pay in the event the Company does not prevail on appeal. The $1.004 million is classified as a “Deposit in escrow” on the Company’s balance sheet as of March 31, 2007 and December 31, 2006. Based on external evidence and the advice of legal counsel, the Company has determined that it is more likely than not that the Company will be required to pay the $1.004 million that is currently classified as a “Deposit in escrow.” As a result, the Company expensed the amount of the “Deposit in escrow” and set up a liability for $1.004 million in the form of “Litigation accrual” as of December 31, 2005. The Company appealed the judge’s decision and in December 2006, the summary judgment was reversed by the California Court of Appeals and the matter was remanded to the trial court. Unless Mr. Jackson persuades the appellate panel to rehear the case or persuades the California Supreme Court to review it, the case will be remanded for trial as directed in the opinion. Global Med believes that the California Appellate Court’s opinion may result in the return of the $1.004 million deposit the Company made in September 2005 with the Superior Court in the State of California. In the event the Company prevails, the Company could recognize a reduction in expenses ranging between $0 and $1.004 million. The Deposit in escrow was returned to the Company in May of 2007. The Company is currently evaluating the outcome of the uncertainty under SFAS No. 5 “Accounting for Contingencies” and therefore has not changed the original accounting for the litigation accrual. See further discussion in the “Subsequent Event” documented above.

Deferred Revenue

     Deferred revenue represents contractual billings to customers. It is principally comprised of support and maintenance and implementations revenues for which the customer has been billed but the services or products have not yet been performed or delivered, respectively. Some of the amounts in deferred revenues are also be in accounts receivable. As of December 31, 2006 and 2005, approximately $1.225 million and $429 thousand, respectively, of the deferred revenue balance was also in accounts receivable.

Derivative Financial Instruments

     The Series A Convertible Preferred Stock and related warrants included certain terms conditions and features through March 29, 2006, which required separate accounting for as embedded derivative liabilities at estimated fair value. The determination of fair value included significant estimates by management including the term of the instruments, volatility of the price of the Company’s common stock, interest rates and the probability of conversion, redemption or a future dilutive financing transaction, among other items. The fluctuations in estimated fair value were significant and had a significant impact on the Company’s reported financial condition and results of operations through March 29, 2006. On March 29, 2006, certain terms related to the Series A Convertible Preferred Stock were renegotiated. As a result of these renegotiated terms, the derivative features were eliminated. See further discussion in Note 6 of the Financial Statement.

Income Tax Valuation Allowance

     On an annual basis, the management of the Company evaluates the realizability of the net deferred tax assets and assesses the need for a valuation allowance. In assessing the realizability of deferred tax assets, management concluded that it is not more likely than not that the deferred tax assets would not be realized. The ultimate realization of the deferred tax assets is dependent on the generation of future taxable income in the period in which the temporary differences become deductible. The Company has established a full valuation allowance for deferred taxes due to the uncertainty that the deferred tax assets will be utilized.

Recently Issued Accounting Standards

     In September 2006, the FASB issued SFAS No. 157, “Fair Value Measures” (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measures required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, the year beginning January 1, 2008 for the Company. The Company has not yet determined the impact adoption will have on the Company.

     In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS No. 159). SFAS No. 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of SFAS No. 159 on its consolidated financial position and results of operations.

     In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes”. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, and disclosure. The Company adopted FIN 48 as of January 1, 2007. The adoption of FIN 48 had no impact on the Company’s financial statements for the quarter ended March 31, 2007.

DESCRIPTION OF BUSINESS

General Development of Business

     Global Med Technologies, Inc. was organized under the laws of the State of Colorado in December 1989.

     In 1995, Global Med Technologies, Inc. merged with the Wyndgate Group, Inc. (“Wyndgate”). Wyndgate operates as a division of Global Med Technologies, Inc. and designs, develops, markets and supports information management software products for blood banks, hospitals, centralized transfusion services and other healthcare related facilities.

     During 1999, Global Med Technologies, Inc. formed a majority-owned subsidiary, PeopleMed.com, Inc. (“PeopleMed”), a Colorado corporation, to develop a software application designed to give HMO providers and other third party payers, access to clinical information for chronic disease patients. This application allows doctors and other medical employees access to a patient’s history. PeopleMed offers chronic disease management as an Application Service Provider (“ASP”). PeopleMed’s system uses the Internet to coordinate sources and users of a patient’s clinical information, including laboratory, pharmacy, primary and specialty care providers, claims and medical records.

     PeopleMed is owned 83% by Global Med Technologies, Inc., 11% by the Company’s Chairman and CEO, and 6% owned by third parties. Global Med Technologies, Inc. and PeopleMed are referred to collectively herein as the “Company” or “Global Med”.

Related Parties

     Pursuant to a Stock Purchase Agreement, dated as of December 16, 2005 between the Company and GMIL, the Company’s outstanding debt with GMIL in the amount of $528,700, the outstanding Series AA Preferred Stock in the amount of $3.5 million, outstanding common shares numbering 4.360 million and the outstanding warrants to purchase 11.186 million shares of common stock were paid off, redeemed, or repurchased, respectively, for $8 million using the proceeds of the Series A. In addition, certain new investors purchased 6.350 million common shares from GMIL directly. In addition, all of the six members of the Company’s Board of Directors nominated by GMIL resigned. As a result of the above transaction, GMIL is no longer considered a related party of the Company effective December 16, 2005. As a result of these transactions and the relationships that existed until December 16, 2005, the financial condition and results of operations for Global Med during that period of time may not have necessarily been indicative of those that would have resulted if Global Med had been unaffiliated with these entities.

Principal Products and Their Market

     Global Med designs, develops, markets and supports information management software products for blood banks, hospitals, centralized transfusion centers and other health care related facilities. Revenues are derived from the licensing of software, maintenance, the provision of consulting and other value added support services, and the resale of software obtained from vendors.

     Global Med has two main products in its Wyndgate division: SafeTrace® and SafeTrace Tx®. SafeTrace is used to assist community blood centers, hospitals, plasma centers and outpatient clinics in the U.S. in complying with the quality and safety standards of the FDA (the “FDA”) for the collection and management of blood and blood products. SafeTrace Tx is a transfusion management information system that is designed to be used by hospitals and centralized transfusion centers to help insure the quality of blood transfused into patient-recipients. SafeTrace Tx provides electronic cross-matching capabilities to help insure blood compatibility with patient-recipients and tracks, inventories, bills and documents all activities with blood products from the time blood products are received in inventory to the time the blood products are used or returned to blood centers. SafeTrace Tx complements SafeTrace, because the combined SafeTrace Tx and SafeTrace software system is now able to integrate hospitals with blood centers and provide “vein-to-vein”® tracking of the blood supply. SafeTrace Tx received FDA clearance on January 29, 1999.

     SafeTrace and SafeTrace Tx have been cleared by the FDA for sale in the United States. The Company’s development efforts are focused on developing new software products as well as continuously improving its existing products. The Company is nearing the completion of the development cycle of these products, and the Company intends to bring these products to market. Because some of the products the Company is developing are considered medical devices by the FDA (“FDA”), the Company will be required to obtain FDA 510(k) clearance for these medical devices prior to their sale or introduction into the market.

     In 1999, Global Med introduced PeopleMed. PeopleMed supports chronic disease management as an ASP. PeopleMed’s system uses the Internet to coordinate sources of information and users of a patient’s clinical information, including laboratory, pharmacy, primary and specialty care providers, claims, and medical records.

     All of Global Med’s revenues were generated from providing products and services to end users located throughout the United States, Canada, Puerto Rico and Africa.

Competition

     There is substantial competition in all aspects of the blood bank and hospital information management industry. Numerous companies are developing technologies and marketing products and services in the healthcare information management area. Many competitors in the blood bank industry have received FDA clearance for their products. Many of these competitors have been in business longer and have substantially greater personnel and financial resources than Global Med. Global Med believes it is able to compete based on the current technological capabilities of SafeTrace and SafeTrace Tx.

Customers

     During the years ended December 31, 2006 and 2005, Global Med had customers located in numerous locations across the United States, Africa, Canada and Puerto Rico, and sales are not concentrated in any geographic or economic region. PeopleMed’s customer is located in the State of Colorado.

Dependence On Major Customers

     As of January 31, 2007, Global Med, through its Wyndgate division, had over 247 customers. It intends to continue to target domestic and international blood centers, plasma centers and hospital donor and transfusion centers. During the years ended December 31, 2006 and 2005, there were no customers accounting for more than 10% of revenues. Although the Company had no individual customers accounting for more than 10% of revenues, one of the Company’s marketing partners that sells the Company’s products directly to its customers accounted for 26.7% and 22.0% of revenues during 2006 and 2005, respectively. In addition, this same marketing partner accounted for 58.9% and 38.3% of gross accounts receivable as of December 31, 2006 and 2005, respectively.

Royalty And Commission Agreements

     The Royalty Group. Pursuant to a development agreement between Wyndgate and the Royalty Group, Wyndgate developed SafeTrace and must make royalty payments to the Royalty Group based on a percentage of Wyndgate’s SafeTrace license fees collected, measured by cash received from SafeTrace licensees, net of certain fees and charges. The royalty schedule is based upon the first date of SafeTrace license invoicing, which was September 14, 1995. The royalty amounts are computed as a percentage of software license fees collected. For the years ended December 31, 2006 and 2005, Global Med expensed $14 thousand and $8 thousand, respectively, and these amounts are included in the cost of revenues in the statement of operations. Global Med has accrued but not paid any royalties for the years ended December 31, 2006 and 2005. As of December 31, 2006, the outstanding royalty obligation was approximately $137 thousand.

     Siemens Medical Solutions Health Services Corporation. During September 1999, Global Med entered into a non-exclusive marketing and support agreement with Shared Medical Systems Corporation (“SMS”). Under this agreement, SMS markets Global Med’s blood bank products on a preferred basis. Global Med will pay a commission to SMS based on the software license fee for each sale SMS has facilitated. This agreement was automatically renewed and is still in effect.

     Sysmex Infosystems America, Inc. Global Med entered into a non-exclusive marketing and support agreement with Sysmex Infosystems America, Inc. (“SIA”). Under this agreement, SIA will market Global Med’s blood bank products on a preferred basis. Global Med will pay a commission to SIA based on the software license fee for each sale SIA has facilitated. This agreement was automatically renewed and is still in effect.

     GE Medical (aka Triple G Systems Group, Inc.). Global Med entered into a non-exclusive marketing and support agreement (the “Non-Exclusive Agreement #2”) with GE Medical (aka Triple G Systems Group, Inc.) (“Triple G”). Triple G, under the Non-Exclusive Agreement #2, markets Global Med’s SafeTrace Tx products on a preferred basis. Global Med will pay to Triple G a commission based on a percentage of the software license fee that Triple G facilitates through their marketing efforts. This agreement was automatically renewed and is still in effect.

     National Jewish Medical and Research Center. Global Med, through its PeopleMed subsidiary, entered into a development and non-exclusive marketing agreement with National Jewish Medical and Research Center (“National Jewish”). Under the terms of this agreement, Global Med will pay National Jewish a royalty for all sales of PeopleMed’s products that use National Jewish’s protocols. In addition, in February 2002, PeopleMed signed a Sales and Marketing Agreement with National Jewish, whereby National Jewish will be paid a commission for sales of PeopleMed’s products facilitated by National Jewish. The initial term of this agreement expired and this agreement has been automatically renewed. During the term of this agreement, there have been no royalties paid to National Jewish.

     Cardiovascular Disease Management, LLC. Global Med, through its PeopleMed subsidiary, entered into a development and non-exclusive marketing agreement with Cardiovascular Disease Management (“CVDM”). Under the terms of this agreement, Global Med will pay CVDM a royalty for all sales of PeopleMed’s products that use CVDM’s protocols. During the term of this agreement, there have been no royalties paid to CVDM.

     Misys Hospital Systems, Inc. Global Med entered into a non-exclusive marketing and support agreement with Misys Hospital Systems, Inc. (“Misys”). In the Agreement, Global Med granted to Misys the non-exclusive and non-transferable worldwide rights, excluding the African continent and the following countries; India, Indonesia, Bangladesh, Burma, Cambodia, Laos, Malaysia, Mongolia, Nepal, North Korea, Philippines, Singapore, Shri Lanka, South Korea, Taiwan, Thailand, Vietnam, China (including Hong Kong and Macau); non-exclusive and non-transferable right to market, promote, endorse and assist Wyndgate in the sale and license of its blood donor product, SafeTrace, to Misys clients. Global Med maintains all responsibilities for the licensure, delivery, installation, warranty or support between Wyndgate and the Licensee for all contracts facilitated under the terms of this agreement. Global Med will pay a commission to Misys based on the software license fee for each sale Misys has facilitated. This agreement was automatically renewed and is still in effect. During the term of this agreement, there have been no royalties paid to Misys.

     McKesson Information Solutions LLC. Global Med entered into a Value Added Marketing Agreement (“McKesson Agreement”) with McKesson Information Solutions LLC, a division of McKesson Corporation, to provide Wyndgate’s SafeTrace Tx (the “Software”) advanced transfusion management system as Horizon Blood Bank™, as a privately-labeled (“OEM”) module to be separately licensed with McKesson’s Horizon Lab™ solution. Horizon Blood Bank serves as a tool to help organizations improve patient safety by automating the management and tracking of patient transfusion services.

     The McKesson Agreement grants McKesson the right to privately brand SafeTrace Tx in the United States, Canada, and Mexico. The McKesson Agreement also grants McKesson rights to market the Software to McKesson’s hospital information system, clinical systems and ancillary systems customers. The McKesson Agreement does not prevent Wyndgate from pursing sales opportunities through its existing channel partner base as provided and/or required by those agreements. Wyndgate is not required and will not inform McKesson of the opportunities brought to Wyndgate by its channel partners.

     The McKesson Agreement requires Wyndgate and McKesson to integrate certain aspects of their respective software products. Wyndgate and McKesson have agreed that certain aspects of their joint software development will be unique to one another, and not available to any other Global Med channel partner or non-McKesson customers. In light of these grants of exclusivity, McKesson has agreed to certain revenue commitments in order to maintain their marketing rights in terms of the increased software product functionality. The revenue commitments include software license fees, implementation services fees, and maintenance fees.

     In the event that McKesson is unable to meet certain revenue commitments, McKesson has the right to purchase prepaid license fees from Wyndgate in order to maintain its marketing rights. In the McKesson Agreement, Wyndgate has agreed to notify McKesson, as soon as reasonably possible, if any entity makes a proposal to acquire a majority share in, or full ownership of, Global Med or the Software. McKesson would have the right within ten (10) days to also make an offer after receipt of such notice. Global Med has no obligation to accept such offer. The McKesson Agreement grants McKesson the right to participate in meetings that relate to future development of the Software. Wyndgate is required to provide frequent and timely communications on the path of the Software. Wyndgate and McKesson have agreed to certain enhancements to the Software. The McKesson Agreement provides for McKesson to pay Wyndgate certain fees for the licensing of the Software, performance of implementation and maintenance services by Wyndgate for McKesson’s customers using the Software.

     Certain terms of the McKesson Agreement are not provided because they are proprietary in nature and are subject to confidentiality and non-disclosure provisions under the McKesson Agreement.

     Paratech, LLC. Global Med, through its PeopleMed subsidiary, entered into a non-exclusive marketing agreement with Paratech, LLC. (“Paratech”). Under the terms of this agreement, Global Med will pay Paratech a commission for sales of PeopleMed’s products they facilitate.

Government Approval And Regulation

Global Med’s products and services are subject to regulations adopted by governmental authorities, including the FDA, which governs blood center computer software products regulated as medical devices. The FDA requires all blood tracking application software vendors to submit a 510(k) application for review. The application process for FDA review and compliance with FDA guidelines relates to computer software products regulated as medical devices. The FDA considers software products intended for the following to be medical devices: (i) use in the manufacture of blood and blood components; or (ii) maintenance of data used to evaluate the suitability of donors and the release of blood or blood components for transfusion or further manufacturing. As medical device manufacturers, Global Med and its competitors are required to register with the Center for Biologics Evaluation and Research (“CBER”), list their medical devices, and submit a pre-market notification or application for pre-market review. In April 1997, Global Med’s Wyndgate division received notification from the FDA of its finding of “substantial equivalence” of SafeTrace. This determination provides a 510(k) clearance and permits Global Med to continue to market SafeTrace. On January 29, 1999, the 510(k) clearance was received for SafeTrace Tx.

     In addition, Global Med is required to follow applicable Quality System Regulations (“QSR”) of the FDA, which include testing, control and documentation requirements, as well as similar requirements in other countries, including International Standards Organization (“ISO”) 9001 standards. In 1996, Congress passed legislation that impacted the healthcare information management. The Healthcare Information Portability and Accountability Act (“HIPAA”) requires the Department of Health and Human Services (“HHS”) to enact standards for information sharing, security and patient confidentiality. Although HHS has not issued clarification on many of the topics under HIPAA, Global Med believes these regulations will have an important impact on requiring advanced management information systems that will enable various healthcare organizations to comply with emerging requirements.

     HIPAA contains provisions regarding the confidentiality and security of patient medical record information. Standards for the electronic handling of health data and security of patient information became effective in 2000. This legislation requires the Secretary of Health and Human Services, or HHS, to (i) adopt national standards for electronic health information transactions, (ii) adopt standards to ensure the integrity and confidentiality of health information, and (iii) establish a schedule for implementing national health data privacy legislation or regulations. The standards and legislation will impact the customers’ ability to obtain, use or disseminate patient information, which will extend to their use of Global Med’s products. Global Med believes that the proposed standards issued to date would not materially affect the business of Global Med. Global Med cannot determine the potential impact of the standards that might finally be adopted.

Debt Conversion

     Pursuant to a Stock Purchase Agreement, dated as of December 16, 2005 between the Company and GMIL, the Company’s outstanding debt with GMIL in the amount of $528,700, the outstanding Series AA Preferred Stock in the amount of $3.5 million, outstanding common shares numbering 4.360 million and the outstanding warrants to purchase 11.186 million shares of common stock were paid off, redeemed, or repurchased, respectively, for $8 million using the proceeds of the Series A. In addition, certain new investors purchased 6.350 million common shares from GMIL directly. In addition, all of the six members of the Company’s Board of Directors nominated by GMIL resigned. As a result of the above transaction, GMIL is no longer considered a related party of the Company effective December 16, 2005.

Employees

     As of May 21, 2007, Global Med had 87 full-time employees, consisting of 2 employees in the corporate offices in Lakewood, Colorado and approximately 50 employees at Wyndgate’s offices near Sacramento, California and the remainder are spread throughout the United States. Global Med has employment agreements with certain personnel. Global Med’s employees are not represented by a labor union or subject to collective bargaining agreements. Global Med has never experienced a work stoppage and believes that its employee relations are satisfactory.

Legal Proceedings

     In September 2002, Global Med filed a lawsuit against Donnie L. Jackson, Jr., Global Med’s former Vice President of Sales and Marketing. Global Med alleges, among other things, that prior to his resignation in July 2002 Mr. Jackson misappropriated certain trade secrets of Global Med. After leaving Global Med, Mr. Jackson became a management employee of one of Global Med’s competitors. On March 30, 2005, the Superior Court of the State of California in and for the County of El Dorado granted the motion for summary judgment for Donnie L. Jackson, Jr. On September 1, 2005, the Company deposited $1.004 million with the Superior Court in the State of California in the County of El Dorado. This deposit represents potential fees and attorneys’ costs the Company could be required to pay in the event the Company does not prevail on appeal. The $1.004 million is classified as a “Deposit in escrow” on the Company’s balance sheet as of December 31, 2006. Based on external evidence and the advice of legal counsel, the Company has determined that it is more likely than not that the Company will be required to pay the $1.004 million that is currently classified as a “Deposit in escrow.” As a result, the Company expensed the amount of the “Deposit in escrow” and set up a liability for $1.004 million in the form of “Litigation accrual” as of December 31, 2005. The Company appealed the judge’s decision and in December 2006, the summary judgment was reversed by the California Court of Appeals and the matter was remanded to the trial court. Unless Mr. Jackson persuades the appellate panel to rehear the case or persuades the California Supreme Court to review it, the case will be remanded for trial as directed in the opinion. Global Med believes that the California Appellate Court’s opinion may result in the return of the $1.004 million deposit the Company made in September 2005 with the Superior Court in the State of California. In the event the Company prevails, the Company could recognize a reduction in expenses ranging between $0 and $1.004 million. In May 2007, the Deposit in escrow was in the amount of $1.084 million which included $80 thousand in accrued interest, was returned to the Company. The Company is currently evaluating the outcome of the uncertainty under SFAS No. 5 “Accounting for Contingencies” and therefore has not changed the original accounting for the litigation accrual.

MANAGEMENT

Our directors and executive officers and their ages as of the date of this filing are as follows:

Name	Age	Position	Officer or Director Since
Michael I. Ruxin, M.D	61	Chairman of the Board and	1989
		Chief Executive Officer and Principal
		Financial and Accounting Officer

Thomas F. Marcinek	53	President and Chief Operating	1998
		Officer and Director

Robert R. Gilmore	55	Director	2006

Sarah L. Eames	49	Director	2006

T. Kendall “Ken” Hunt	63	Director	2006

     The directors of Global Med are elected to hold office until the next annual meeting of shareholders and until their respective successors have been elected and qualified. Officers of Global Med are elected by the Board of Directors and hold office until their successors are elected and qualified.

     The following sets forth biographical information concerning Global Med’s directors and executive officers for at least the past five years. All of the following persons who are executive officers of Global Med are full time employees of Global Med.

     Michael I. Ruxin, M.D., the founder of Global Med, has been an officer and director of Global Med since its incorporation in 1989 and is currently the Chairman and Chief Executive Officer of Global Med. Dr. Ruxin received a B.A. degree from the University of Pittsburgh and a M.D. degree from the University of Southern California. Dr. Ruxin is a licensed physician in California and Colorado.

     Thomas F. Marcinek became a Director and Compensation Committee member of Global Med Technologies, Inc. on March 31, 2006 and has been the President and Chief Operating Officer since March 1998. Previously, Mr. Marcinek was the President of the Data Technologies Group, a division of Henry Schein, Inc., Melville, New York. Mr. Marcinek was also the president and owner of a practice management software consulting firm prior to joining Global Med. Mr. Marcinek received his BA Degree in Management with Honors from St. Mary's College of California and has nearly two decades’ experience as an MIS specialist.

     Robert R. Gilmore became a Director and Audit Committee Chairman of Global Med Technologies, Inc. on March 31, 2006. Mr. Gilmore is a CPA and, since May 2006, has been the CFO of NextAction Corporation, a private company engaged in multi-channel direct marketing using technology based proprietary lead generation methods for the retail industry. Previously, Mr. Gilmore served as an independent financial consultant to a number of companies, including NextAction Corporation. Mr. Gilmore was the Chief Financial Officer of Teamshare, Inc. (a software company) from 2000 to 2002 and as Vice President Finance and Chief Financial Officer of Dakota Mining Corporation from 1991 to 1997. Mr. Gilmore is a Director of Eldorado Gold Corporation, serving as Chairman of its Audit Committee and is a member of its Compensation Committee. Mr. Gilmore is also a Director of Fronterra Copper Corporation and serves as the Chairman of its Audit Committee. Mr. Gilmore is also a Director of Pixxures, Inc., a private company providing digitally produced aerial mapping products and services.

     Sarah L. Eames became a Director, Audit Committee member, and Chairman of the Compensation Committee of Global Med Technologies, Inc. on March 31, 2006. Separately, she has served as a director of Allied Healthcare International since June 2002 and as Executive Vice President of the company since November 2004. She served as Chief Executive Officer of the company from January 2004 to November 2004, as Chief Operating Officer of the company from June 2001 to November 2004, and as President of the company from May 1998 to November 2004. She was Executive Vice President of Business Development and Marketing of the company from June 1997 to May 1998. Prior to joining the Allied Healthcare International, Ms. Eames was employed by Johnson & Johnson Professional, Inc. as a Business Development Consultant from 1996 to 1997. From June 1995 to November 1995, Ms. Eames served as Vice President of Marketing for Apria Healthcare Group, Inc., a California-based home healthcare company. From 1980 to 1995, Ms. Eames held various marketing and business development positions at Abbey Healthcare Group Inc., a predecessor of Apria Healthcare Group, Inc.

     T. Kendall “Ken” Hunt became a Director and member of the Audit Committee of Global Med Technologies, Inc. on March 31, 2006. Mr. Hunt is Chairman of the Board and Chief Executive Officer of VASCO Data Security International, Inc. (“VASCO”). He served as VASCO’s Chief Executive Officer through June 1999. He returned as CEO in November 2002. He has been a Director of VASCO since July 1997 and currently serves a one-year term. He served since 1990 as Chairman and President of VASCO’s predecessor, VASCO Corp. He is also affiliated with several high-tech early-stage companies, serving as a member of their Board of Directors. He is a co-founder and on the Board of Secured Services, Inc., a publicly-held company, listed on the NASDAQ (Symbol: ssvc). Mr. Hunt is President of the Belgian Business Club of Chicago. Additionally, he is on the Advisory Board for the Posse Foundation, an organization dedicated to providing full college scholarships to urban minority youth leaders through its partnerships with elite universities across the U.S. He holds an MBA from Pepperdine University, Malibu, California, 1979, and a BBA from the University of Miami, Florida, 1965.

Involvement In Certain Legal Proceedings

     In September 2002, Global Med filed a lawsuit against Donnie L. Jackson, Jr., Global Med’s former Vice President of Sales and Marketing. Global Med alleges, among other things, that prior to his resignation in July 2002 Mr. Jackson misappropriated certain trade secrets of Global Med. After leaving Global Med, Mr. Jackson became a management employee of one of Global Med’s competitors. On March 30, 2005, the Superior Court of the State of California in and for the County of El Dorado granted the motion for summary judgment for Donnie L. Jackson, Jr. On September 1, 2005, the Company deposited $1.004 million with the Superior Court in the State of California in the County of El Dorado. This deposit represents potential fees and attorneys’ costs the Company could be required to pay in the event the Company does not prevail on appeal. The $1.004 million is classified as a “Deposit in escrow” on the Company’s balance sheet as of March 31, 2007 and December 31, 2006. Based on external evidence and the advice of legal counsel, the Company has determined that it is more likely than not that the Company will be required to pay the $1.004 million that is currently classified as a “Deposit in escrow.” As a result, the Company expensed the amount of the “Deposit in escrow” and set up a liability for $1.004 million in the form of “Litigation accrual” as of December 31, 2005. The Company appealed the judge’s decision and in December 2006, the summary judgment was reversed by the California Court of Appeals and the matter was remanded to the trial court. Unless Mr. Jackson persuades the appellate panel to rehear the case or persuades the California Supreme Court to review it, the case will be remanded for trial as directed in the opinion. Global Med believes that the California Appellate Court’s opinion may result in the return of the $1.004 million deposit the Company made in September 2005 with the Superior Court in the State of California. In the event the Company prevails, the Company could recognize a reduction in expenses ranging between $0 and $1.004 million. In May 2007, the Deposit in escrow was in the amount of $1.084 million which included $80 thousand in accrued interest, was returned to the Company. The Company has not yet determined how the return of this money will impact its future statements of income.

Audit Committee

     On March 31, 2006, Robert Gilmore, Sarah Eames and Ken Hunt became members of the Company’s Audit Committee. The audit committee members met three times during 2006 to approve each Form 10-QSB and met in 2007 to approve the Form 10-KSB. Mr. Gilmore is considered a financial expert. All of the Audit Committee’s members are considered independent. A current copy of the Audit Committee charter, which our Board has adopted, is available on our website at www.globalmedtech.com. A copy of the Audit Committee Charter may also be obtained, free of charge, by writing to the Secretary of Global Med Technologies, Inc., 2600 West Colfax, Suite C-420, Lakewood, Colorado 80215.

Compensation Committee

     The Compensation Committee, whose chairman is Mrs. Eames and whose other current members are Dr. Ruxin and Mr. Marcinek met twice in 2006. This committee is responsible for establishing our executive officer compensation policies and administering such policies. The Compensation Committee studies, recommends and implements the amount, terms and conditions of payment of certain forms of compensation to executive officers.

     Compensation Committee Interlocks and Insider Participation. Both Dr. Ruxin, Chairman and CEO of the Company, and Mr. Marcinek, President, Chief Operating Officer and Director of the Company, are members of the Compensation Committee. As members of the Compensation Committee, they may participate in deliberations with the Company’s Board of Directors concerning executive officer compensation. The employment agreements of Dr. Ruxin and the Company’s other named executive officers are determined and approved by the Board of Directors.

Compliance With Section 16(a) Of The Exchange Act

     Based on information provided to the Company, and except as stated below, it is believed that all of the Company’s directors, executive officers and persons who own more than 10% of the Company’s common stock were in compliance with Section 16(a) of the Exchange Act of 1934 during the last fiscal year. T. Kendall Hunt failed to timely file a Form 4 with respect to the purchase of common stock. In addition, Robert R. Gilmore, Sarah L. Eames, and T. Kendall Hunt failed to file Form 4 with respect to the issuance of options to purchase common stock .

Code of Ethics

     The Company has a Code of Ethics that has been approved by the Board of Directors. The Code of Ethics was filed as an exhibit to the Company’s Form S-1 Registration Statement that was filed on December 6, 2004. The Code of Ethics was filed as Exhibit 10.72 to the Form S-1. A current copy of the Code of Ethic is available on our website at www.globalmedtech.com. A copy of the Code of Ethics may also be obtained, free of charge, by writing to the Secretary of Global Med Technologies, Inc., 2600 West Colfax, Suite C-420, Lakewood, Colorado 80215.

Directors

Compensation Of Directors

     Standard Arrangements. The Company pays the directors, who are not also employees of the Company, a fee of $1,000 for each board meeting they attend. The non-employee members of the Company’s Board of Directors also receive annual stock option grants valued at $25 thousand based on the underlying value of the common shares. In addition, the Audit Committee Chairman and the Compensation Committee Chairman each receive annual option grants valued at $5 thousand based on the underlying value of the common shares. These options vest ratably on a monthly basis over a one-year period.

DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Options Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Robert R
Gillmore	$5,000	$ —	$30,000	$ —	$ —	$ —	$35,000

Sarah L
Eames	$5,000	$ —	$30,000	$ —	$ —	$ —	$35,000

T. Kendall
“Ken” Hunt	$5,000	$ —	$25,000	$ —	$ —	$ —	$30,000

Executive Compensation

     The following table sets forth information regarding compensation paid to the Company’s CEO and the other executive officers of the Company who received in excess of $100 thousand of salary and bonus from the Company during the three years ended December 31, 2006:

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	All Other Compensation ($)		Total ($)
Michael I	2006	$351,714	—	—	—	20,044	(1)	371,758
Ruxin, M.D
Chairman	2005	290,866	50,000	—	287,500	19,379	(2)	647,745
and CEO
	2004	275,000	—	284,000	—	18,211	(3)	577,221

President and
Thomas F	2006	$259,037	—	—	—	6,671	(4)	265,708
Marcinek,
President	2005	204,616	25,000	—	287,500	8,288	(5)	525,404
and COO
	2004	175,000	—	—	—	6,905	(6)	181,905

     (1) Dr. Ruxin received $5,912 in life insurance premiums, an annual car allowance of $9,183, and $4,949 in medical reimbursements.

     (2) Dr. Ruxin received $5,912 in life insurance premiums, an annual car allowance of $9,810, and $3,657 in medical reimbursements.

     (3) Dr. Ruxin received $5,912 per annum in life insurance premiums and an annual car allowance of $10,917, and $1,392 in medical reimbursements.

     (3) Dr. Ruxin received $5,912 per annum in life insurance premiums and an annual car allowance of $8,459.

     (4) Mr. Marcinek received a $5,400 per year car allowance and $1,271 in medical reimbursements.

     (5) Mr. Marcinek received a $5,400 per year car allowance and $2,888 in medical reimbursements.

     (6) Mr. Marcinek received a $5,400 per year car allowance and $1,505 in medical reimbursements.

     None of the executive officers or employees received non-equity incentive plan or deferred compensation for any of the periods listed above.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

	Option Awards
	Number of Securities Underlying Unexercised Options (#)	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price ($)	Option Expiration Date
Name	Exercisable	Threshold ($)	Target ($)	Maximum ($)	Threshold ($)
Michael I	1,000,000	-	-	$0.75	8/27/2008
Ruxin, M.D	250,000	-	-	$0.75	8/27/2008
Chairman	1,000,000	-	-	$0.56	10/12/2009
and CEO	500,000	-	-	$0.58	10/25/2012
	250,000	-	-	$1.15	12/16/2015

President and
Thomas F	350,000	-	-	$0.75	8/27/2008
Macinek,	150,000	-	-	$0.75	8/27/2008
President	500,000	-	-	$0.56	10/12/2009
and COO	500,000	-	-	$0.58	10/12/2012
	250,000	-	-	$1.15	12/16/2015

     During 2006, there were no plan-based grants, no option exercises or vesting, no pension benefits accrued, and no non-qualified deferred compensation for the executive officers of the Company. In addition, there were no stock-based awards outstanding as of December 31, 2006.

Stock Option Plans and Other Issuances

     In the second quarter of 2001, Global Med adopted the 2001 Stock Option Plan (“2001 Plan”). The 2001 Plan provided for the issuance of options to purchase up to 15 million registered shares of common stock to employees, officers, directors and consultants of Global Med. Options may be granted as incentive stock options or as nonqualified stock options. Only employees of Global Med are eligible to receive Incentive Options. The 2001 Plan expires on December 28, 2010. In June 2003, the Board of Directors of Global Med approved a change in the 2001 Plan. The Board of Directors of Global Med authorized an amendment to the 2001 Plan reducing the number of common shares reserved and authorized for issuance by 5 million. Effective in June 2003, the total number of common shares approved for issuance under the 2001 Plan as authorized by the Board was reduced from 15 million to 10 million. Global Med filed an amendment to the existing Form S-8 registration statement for the 2001 Plan to effect this change on May 20, 2004. As of December 31, 2006, options to purchase 6.111 million shares of Global Med’s common stock at a weighted average exercise price of $0.90 per share were outstanding under the 2001 Plan, of which 4.917 million options to purchase shares were exercisable at December 31, 2006. Options granted under the Plan typically vest on a straight-line basis, based on schedules as determined by the Board of Directors upon grant and generally expire 10 years after grant. During the year ended December 31, 2006, Global Med issued 680 thousand stock options under the 2001 Plan, 3 thousand were exercised, and 471 thousand were cancelled.

     In June 2003, Global Med’s Board of Directors approved the 2003 Stock Option Plan (“2003 Plan”). The 2003 Plan provides for the issuance of stock options exercisable to purchase up to 5 million shares of Global Med’s common stock to employees, officers, directors and consultants. The Board of Directors also approved the inclusion of options to purchase approximately 4.707 million shares under the 2003 Plan that were issued to such persons prior to the adoption of the 2003 Plan and lacked registration rights. Global Med filed a Form S-8 registration statement to register the 5 million shares issuable under the 2003 Plan on May 20, 2004. As of December 31, 2006 there were approximately 4.026 million options outstanding under this plan with exercise prices ranging from $0.45 to $1.50 per share. The weighted- average exercise price of these options is $0.67. As of December 31, 2006, all of issued options under the 2003 Plan were exercisable.

     The Second Amended and Restated Stock Option Plan (“Plan”) provides for the issuance of options to purchase up to 2.2 million registered shares of common stock to employees, officers, directors and consultants of Global Med. Options may be granted as incentive stock or as nonqualified stock options. Only employees of Global Med are eligible to receive Incentive Options. As of May 31, 2000, options could no longer be issued under this Plan. As of December 31, 2006, options to purchase 1.063 million shares of Global Med’s common stock at a weighted average exercise price of $1.12 per share were outstanding under the Plan, of which 1.063 million options to purchase shares were exercisable at December 31, 2006.

     Global Med also periodically grants options to purchase shares of registered common stock. The shares underlying these options are not registered under the Securities Act of 1933, as amended. As of December 31, 2006, there were outstanding options to purchase 385 thousand shares of common stock at a weighted-average exercise price of $1.80 per share. All of these options were exercisable as of December 31, 2006.

     In February of 2005, the Company’s Board of Directors approved documentation changes related to option grants to certain employees and a director that occurred in December of 1999 and June of 2000. The Board of Directors determined that the term of the options as originally granted, five years, was documented incorrectly and should have been ten years. This determination was based on the fact that the five year term was inconsistent with the Company’s defacto policies and practices at the time to grant ten year options to directors and employees. As the Company views this Board action as a correction of a documentation deficiency, the Company has no plans to recognize compensation expense associated with this documentation correction.

Employment Agreements

     On November 1, 2002, the Company entered into an Employment Agreement with Dr. Ruxin for a period of five years commencing August 1, 2003 and ending August 1, 2008. Dr. Ruxin’s salary shall be reviewed on an annual basis and if his performance is deemed satisfactory, he shall receive a minimum 7.5% cost of living increase, plus any other increase which may be determined from time to time at the discretion of the Company’s Board of Directors. In addition, on December 16, 2005, the Company’s Board of Directors approved that Dr. Ruxin would get a minimum annual cost of living salary increase in the absence of annual approval by the Board of Directors. In addition, Dr. Ruxin shall be eligible for a performance increase. Pursuant to Dr. Ruxin’s Employment Agreement, the Company authorized the issuance to Dr. Ruxin of 500 thousand total incentive stock options and nonqualified stock options to purchase an aggregate of 500 thousand shares of the Company’s common stock. All of these options are now exercisable. The stock option exercise price shall be $0.58, which is the closing price on the execution of Dr. Ruxin’s Employment Agreement. Following the termination of this Agreement by the Employer for any reason other than Cause, Death, or the temporary or permanent disability of Employee, the Employee shall be entitled to compensation and benefits for twenty-four (24) months following the date of termination or the remainder of the contract, whichever is less. On December 16, 2005, the Company issued Dr. Ruxin 250 thousand options at an exercise price of $1.15 per share, the fair market value on the date of grant, all of which vested immediately.

     Dr. Ruxin may terminate his employment with the Company upon the occurrence of any of the following events followed by written notice from the Dr. Ruxin to the Company: the sale by Company of substantially all of its assets; a decision by Company to terminate its business and liquidate its assets; the merger or consolidation of Company with another entity or an agreement to such a merger or consolidation or any other type of reorganization; the Company makes a general assignment for the benefit of creditors, files a voluntary bankruptcy petition, there are material reductions in Dr. Ruxin’s duties and responsibilities without his written consent or a demotion from the position of CEO; termination by the Company of Dr. Ruxin’s employment with the Company for any reason other than cause, or a five percent reduction in Dr. Ruxin’s base compensation (not including bonus).

     On November 4, 2002, the Company entered into an Employment Agreement with Thomas F. Marcinek for a period of five years commencing November 2, 2003 and ending November 2, 2008. Mr. Marcinek’s salary shall be reviewed on an annual basis and if his performance is deemed satisfactory, he may receive a minimum 7.5% cost of living increase, plus any other increase which may be determined from time to time at the discretion of the Company’s Board of Directors. In addition, Mr. Marcinek shall be eligible for a performance increase. Following the termination of this Agreement by the Company for any reason other than cause, death, or the temporary or permanent disability of Mr. Marcinek, Mr. Marcinek shall be entitled to compensation and benefits for twenty-four (24) months following the date of termination or the remainder of the contract, whichever is less.

     Pursuant to Mr. Marcinek’s Employment Agreement, the Company authorized the issuance to Mr. Marcinek of 500 thousand total incentive stock options and nonqualified stock options to purchase an aggregate of 500 thousand shares of the Company’s common stock. All of these options are now exercisable. The stock option exercise price shall be $0.58, which is the closing price on the execution of Mr. Marcinek’s Employment Agreement. On December 16, 2005, the Company issued Mr. Marcinek 250 thousand options at an exercise price of $1.15 per share, the fair market value on the date of grant, all of which vested immediately.

     During 1999, the Board of Directors approved bonuses for Dr. Ruxin and Mr. Marcinek in amounts of $50 thousand and $25 thousand respectively, payable when the Company has achieved positive cash flow from operations and subject to the approval of the Board of Directors. As of December 31, 2005, these bonuses had been approved by the Company’s Board of Directors for payment. The Company made these bonus payments during 2006.

     During 2001, the Board of Directors authorized that $50 thousand be paid to Dr. Ruxin and $25 thousand be paid to Mr. Marcinek of the accrued salaries due them. During 2001, Dr. Ruxin received $27 thousand dollars and Mr. Marcinek received $14 thousand of the accrued salaries due them. During 2002, Dr. Ruxin was paid approximately $23 thousand of the accrued salary increase due him and Mr. Marcinek was paid approximately $11 thousand of the accrued salary due him. As of December 31, 2002, the Company had paid Dr. Ruxin $50 thousand and Mr. Marcinek $25 thousand of the salary increases due them.

     On April 14, 2004, the Dr. Ruxin agreed to convert outstanding accrued vacation and accrued wages as of February 29, 2004, with a book value of approximately $284 thousand into approximately 675 thousand shares of Series BB Preferred Stock.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The Board of Directors of the Company has adopted resolutions that no business transaction, loan or advance will be made by the Company to any officer, director or holder of more than 5% of the Company’s common stock, or any affiliate thereof, unless it has been established that a bona fide business purpose exists, that all future transactions between the Company and its officers, directors, or principal shareholders, or any affiliate of any of such person, must be approved or ratified by a majority of the disinterested directors of the Company, and the terms of such transaction must be no less favorable to the Company than could have been realized by the Company in an arms-length transaction with an unaffiliated person. The Company believes that all ongoing transactions with the Company’s affiliates are on terms no less favorable than could be obtained from unaffiliated third parties.

     The Board of Directors of the Company adopted a resolution in July 1996 that provides that the areas of business in which the Company shall be interested for the purpose of the doctrine of corporate opportunities shall be the business of information management software products and services. Any business opportunity which falls within such areas of interest must be brought to the attention of the Company for acceptance or rejection prior to any officer or director of the Company taking advantage of such opportunity. Any business opportunity outside such areas of interest may be entered into by any officer or director of the Company without the officer or director first offering the business opportunity to the Company.

     As of December 16, 2005, in conjunction with the Company’s repayment of its outstanding debt and the redemption of the Series AA Convertible Preferred Stock, the Company terminated its relationship with eVision and paid them $45 thousand for all accrued services dating back to February of 2002. During 2005, the Company incurred $76 thousand in interest charges from debt originally financed by eBanker, and subsequently transferred to GMCAL and then GMIL. eBanker, GMCAL, and GMIL are entities that are controlled by China Credit. Global Med International Holdings Limited (“GMIHL”) is a subsidiary of eBanker.

     As of December 16, 2005, Dr. Ruxin’s personal guarantee of $650 thousand plus pro rata interest of the outstanding loan balance with GMIL, originally associated with the November 19, 2000 eBanker Loan Agreement was terminated as a result of repayment of the debt and all outstanding interest to GMIL. The personal guarantee was limited to certain of Dr. Ruxin’s assets.

     Pursuant to a Stock Purchase Agreement, dated as of December 16, 2005 between the Company and GMIL, the Company’s outstanding debt with GMIL in the amount of $528,700, the outstanding Series A Preferred Stock in the amount of $3.5 million, outstanding common shares numbering 4.360 million and the outstanding warrants to purchase 11.186 million shares of common stock were paid off, redeemed, or repurchased, respectively, for $8 million. In addition, the investors purchases 6.350 million common shares from GMIL directly. In addition all of the six members of the Company’s Board of Directors nominated by GMIL resigned. As a result of the above, GMIL was no longer a considered a related party of the Company as of December 16, 2005.

     As of December 31, 2002, the Company’s Board of Directors had approved borrowings to a related party totaling $370 thousand. During the year ended December 31, 2002, the Company’s Notes Receivable, related party balance, increased $290 thousand to a total of $370 thousand as a result of funds advanced in the form of promissory notes to this entity controlled by a, now formerly, director of the Company, Jeff Busch. In 2006, the Company extended the maturity date of these delinquent notes for five years to 2010. The notes receivable currently bear an 8% interest rate. The Company has not recognized any income related to these notes. During the year ended December 31, 2001, the Company had lent $80 thousand to this entity. In addition, the CEO and Chairman of Global Med, Michael I. Ruxin, was also on the board of directors of this entity controlled by Jeff Busch. Dr. Ruxin resigned as a director of the related entity effective December 12, 2002. Jeff Busch resigned his position as a director of the Company and PeopleMed effective December 12, 2002. As a result, Jeff Busch and the entity controlled by Jeff Busch are no longer related parties of the Company. On March 10, 2003 the Company’s Board of Directors approved and subsequently funded additional borrowings to this entity controlled by Jeff Busch in the amount of $30 thousand.

PRINCIPAL SHAREHOLDERS

     The following table presents certain information regarding the beneficial ownership of all shares of common stock at May 30, 2007 for each executive officer and director of our Company and for each person known to us who owns beneficially more than 5% of the outstanding shares of our common stock. The percentage ownership shown in such table is based upon the May 21, 2007 common shares outstanding at May 30, 2007 and ownership by these persons of options or warrants exercisable within 60 days of such date. Also included is beneficial ownership on a fully diluted basis showing all authorized, but unissued, shares of our common stock at May 21, 2007 as issued and outstanding. Unless otherwise indicated, each person has sole voting and investment power over such shares.

		Amount and Nature of Beneficial Ownership(1)
Name and Address	Position With Company	Shares of Common Stock	Percent of Common Stock Out- Standing	Shares Underlying Derivative Securities		Combined Shares of Common Stock and Shares Underlying Derivative Securities		Combined Percent of Common Stock
Michael I. Ruxin, M.D	Chairman of the	832,148	3.6%	3,000,000		3,832,148		14.6%
12600 W. Colfax	Board and Chief
Suite C-420	Executive Officer
Lakewood, CO 80215	and Director and
	Acting Principal
	Accounting and
	Financial Officer

Thomas F. Marcinek	Director,	20,500	0.1%	1,750,000		1,770,500		7.1%
4925 Robert J. Mathews	President and
Parkway, Suite 100	Chief Operating
El Dorado Hills, CA 95762	Officer

Kim Geist	Secretary	-0-	0.0%	53,000		53,000		0.2%
12600 W. Colfax
Suite C-420
Lakewood, CO 80215

Robert R. Gilmore	Director	-0-	0.0%	30,000		30,000		0.1%
12600 W. Colfax
Suite C-420
Lakewood, CO 80215

Sarah L. Eames	Director	-0-	0.0%	30,000		30,000		0.1%
12600 W. Colfax
Suite C-420
Lakewood, CO 80215

T. Kendall Hunt	Director	30,000	0.1%	25,000		55,000		0.2%
12600 W. Colfax
Suite C-420
Lakewood, CO 80215

All Directors and Executive		882,648	3.8%	4,888,000		5,770,648		20.5%
Officers as a group
(6 persons)

Magnetar Capital Master	None	1,767,902	7.6%	9,625,000	(2)(6)	11,392,902	(7)	34.7%
Fund, Ltd
1603 Orrington Avenue
13th Floor,
Evanston, IL 60201

		Amount and Nature of Beneficial Ownership(1)
Name and Address	Position With Company	Shares of Common Stock	Percent of Common Stock Out- Standing	Shares Underlying Derivative Securities		Combined Shares of Common Stock and Shares Underlying Derivative Securities	Combined Percent of Common Stock
Crestview Capital	None	1,865,000	8.0%	6,611,112	(3)(6)	8,476,112	28.4%
Master, LLC
95 Revere Drive, Suite A
Northbrook, IL, 60062

Shepherd Investments	None	1,524,000	6.6%	4,958,333	(4)	6,482,333	23.0%
International, Ltd.
3600 South Lake Drive, St
Francis, WI 53235

Futuristic Image Builder Ltd.	None
34 Woodlands Industrial
Park E-1
Singapore 757747		3,050,000	13.1%	1,000,000	(5)	4,050,000	16.7%

Totals		9,089,550	39.2%	27,082,445		36,171,995	71.9%

(1)

Applicable percentage of ownership is based on 23,211,982 shares of common stock outstanding as of May 21, 2007, together with securities exercisable or convertible into shares of common stock within 60 days of May 21, 2007, for each stockholder. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to securities exercisable or convertible into shares of common stock that are currently exercisable or exercisable within 60 days of May 21, 2007 are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Note that affiliates are subject to Rule 144 and Insider trading regulations – percentage computation for form purposes only.

(2)	Includes (i) 4,125,000 shares of common stock underlying warrants and 5,500,000 shares of common stock underlying 3,960 shares of Series A preferred stock.
(3)	Includes (i) 2,833,334 shares of common stock underlying warrants and 3,777,778 shares of common stock underlying 2,720 shares of Series A preferred stock.
(4)	Includes (i) 2,125,000 shares of common stock underlying warrants and 2,833,333 shares of common stock underlying 2,040 shares of Series A preferred stock.
(5)	Includes 1,000,000 shares underlying warrants.
(6)

In accordance with the terms of the Company’s underlying agreements with this investor, Magnetar Capital Master Fund, Ltd, Crestview Capital Master LLC, and Shepherd Investments International, Ltd. have instructed the corporation not to convert Series A preferred stock or warrants if such conversion results in the investor owning more than 4.99% of the Company’s common stock immediately after such conversion. Therefore, the beneficial ownership of these investors may significantly overstate these investors’ ability to convert their Series A preferred stock or exercise their warrants.

(7)

Includes an aggregate of 9,625,000 shares of common stock which are issuable upon (i) conversion of shares of Series A preferred stock and (ii) exercise of warrants, in each case, held by Magnetar Capital Master Fund, Ltd. The terms of such Series A preferred stock and such warrants each contain a blocker provision (the “Blocker”) under which the holder thereof does not have the right to convert such shares or exercise such warrants in the extent that such conversion or exercise would result in beneficial ownership by the holder thereof of more then 4.99% of the shares of common stock then issued and outstanding. Without such Blockers, 11,392,902 shares of common stock would be beneficially owned.

SELLING STOCKHOLDERS

Selling Stockholders

     The following table presents information regarding the selling stockholders. A description of each selling shareholder’s relationship to the Company and how each selling shareholder acquired the shares to be sold in this offering is detailed in the information immediately following this table.

Selling Stockholders	Shares Beneficially Owned Before Offering		Percentage of Outstanding Shares Beneficially Owned Before Offering(A)	Shares to be Sold in the Offering		Percentage of Outstanding Shares Beneficially Owned After Offering(A)
Dan Zwiren	263,111	(1)	1.1%	142,500		0.4%
1-14th Street, Apt. 301
Hoboken, NJ 07030

Steven D. Spence	837,000	(2)	3.6%	142,500		2.6%
250 East 54th Street #36C
New York, New York 10022

Magnetar Capital Master Fund, Ltd	1,767,902	(3)	7.6%	9,625,000(9)		5.4%
1603 Orrington Avenue 13th Floor
Evanston, IL 60201

Crestview Capital Master, LLC	1,865,000	(4)	8.0%	6,611,112	(10)	7.2%
95 Revere Drive, Suite A
Northbrook, IL 60062

Shepherd Investments International, Ltd.	1,524,000	(5)	6.6%	4,958,353	(11)	5.9%
c/o Stark Offshore Management, LLC
3600 South Lake Drive
St. Francis, WI 53235

Enable Growth Partners LP	1,186,100	(6)	4.99%	1,322,223	(13)	1.6%
One Ferry Building Ste 255 San
Francisco, CA 94111

Enable Opportunity Partners LP	432,156	(7)	1.8%	330,556		0.4%
One Ferry Building Ste 255 San
Francisco, CA 94111

Fusion Capital Fund II, LLC
222 Merchandise Mart Plaza, Suite 9-112
Chicago, IL 60654	1,837,373	(8)	7.5%	1,397,569	(12)	1.7%

Totals	9,712,642		37.3%	24,529,793		26.6%

(A)

Applicable percentage of ownership is based on 23,211,982 shares of common stock outstanding as of May 30, 2007, together with securities exercisable or convertible into shares of common stock within 60 days of May 30, 2007, for each stockholder. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to securities exercisable or convertible into shares of common stock that are currently exercisable or exercisable within 60 days of May 30, 2007 are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Note that affiliates are subject to Rule 144 and Insider trading regulations – percentage computation for form purposes only.

(1)	Includes (i) 113,111 shares of common stock registered under a prior registration statement, and (ii) 142,500 shares of unregistered common stock underlying warrants.

(2)

Includes (i) 687,500 shares of common stock registered under a prior registration statement, (ii) 7,500 shares of common stock underlying registered warrants, and (iii) 142,500 shares of unregistered common stock underlying warrants.

(3)	Includes 1,767,902 shares of common stock registered under a prior registration statement.

(4)	Includes 1,865,000 shares of common stock registered under a prior registration statement.

(5)	Includes 1,524,000 shares of common stock registered under a prior registration statement.

(6)

Includes (i) 406,400 shares of common stock registered under a prior registration statement, (ii) 24,144 shares of common stock underlying warrants, and (iii) 755,556 shares of common stock underlying 544 shares of Series A preferred stock.

(7)

Includes (i) 101,600 shares of common stock registered under a prior registration statement, (ii) 141,667 shares of common stock underlying warrants, and (iii) 188,889 shares of common stock underlying 544 shares of Series A preferred stock.

(8)

Includes (i) 439,804 shares of common stock registered under a prior registration statement, (ii) 598,958 shares of common stock underlying warrants, and (iii) 798,611 shares of common stock underlying 575 shares of Series A preferred stock.

(9)

Includes 4,125,000 shares of common stock underlying warrants and 5,500,000 shares of common stock underlying 3,960 shares of Series A preferred stock owned by this investor. In accordance with the terms of the Company’s underlying agreements with this investor, this selling shareholder will not convert Series A preferred stock or warrants if such conversion results in the investor owning more than 4.99% of the Company’s common stock immediately after such conversion.

(10)

Includes 2,833,334 shares of common stock underlying warrants and 3,777,778 shares of common stock underlying 2,720 shares of Series A preferred stock owned by this investor. In accordance with the terms of the Company’s underlying agreements with this investor, this selling shareholder will not convert Series A preferred stock or warrants if such conversion results in the investor owning more than 4.99% of the Company’s common stock immediately after such conversion.

(11)

Includes 2,125,000 shares of common stock underlying warrants and 2,833,333 shares of common stock underlying 2,040 shares of Series A preferred stock owned by this investor. In accordance with the terms of the Company’s underlying agreements with this investor, this selling shareholder will not convert Series A preferred stock or warrants if such conversion results in the investor owning more than 4.99% of the Company’s common stock immediately after such conversion.

(12)

Includes 598,958 shares of common stock underlying warrants and 798,611 shares of common stock underlying 575 shares of Series A preferred stock owned by this investor. In accordance with the terms of the Company’s underlying agreements with this investor, this selling shareholder will not convert Series A preferred stock or warrants if such conversion results in the investor owning more than 4.99% of the Company’s common stock immediately after such conversion.

(13)

Includes 566,667 shares of common stock underlying warrants and 755,556 shares of common stock underlying 544 shares of Series A preferred stock owned by this investor. In accordance with the terms of the Company’s underlying agreements with this investor, this selling shareholder will not convert Series A preferred stock or warrants if such conversion results in the investor owning more than 4.99% of the Company’s common stock immediately after such conversion.

Shares Acquired Pursuant To Financing Transaction With Global Med

     Pursuant to the terms of the Securities Purchase Agreement, Global sold $9.975 million of Series A Convertible Preferred Stock to certain investors. The Company received $9.85 million in cash proceeds for the Preferred Stock. Of the $9.975 million in Preferred Stock, Fusion Capital received $575 thousand in Preferred Stock. Fusion Capital had provided the Company with $450 thousand in cash proceeds during the nine months ended September 30, 2005. These proceeds were originally to be applied towards the purchase of common stock. In conjunction with the other investors’ purchases of Series A Preferred Stock, the Company and Fusion Capital terminated their common stock purchase agreement and entered into a new agreement to purchase Series A Preferred Stock. As a result, the Company allocated the $450 thousand in proceeds previously received from Fusion Capital towards the purchase of the $575 thousand in Preferred Stock. The Series A Convertible Preferred Stock includes detachable warrants for the purchase of common stock that can be exercised at $0.72 per common share. The following table summarizes the unregistered securities that were issued by the Company in conjunction with the transaction.

Security	Value	Common Shares Equivalents
Series A Convertible Preferred Stock	9,975	13,854,167

Detachable Warrants	10,390,625	10,390,626

     In connection with the Securities Purchase Agreement, Global entered into a Registration Rights Agreement pursuant to which Global is registering all of the shares of common stock underlying the Series A Preferred Stock and Warrants purchased by the selling stockholders. In addition, as part of the financing transaction with Global, the following financial instruments held by Global Med International Limited or their affiliates were repurchased by the Company for $8 million in conjunction with this transaction:

Instrument	Value	Common Shares Equivalents
Convertible Redeemable Series AA Preferred Stock	$3,500,000	7,777,000

Warrants	N/A	11,186,430

Common Shares	N/A	4,860,195

Debt	$ 528,700	N/A

     In addition, the investors purchased 6,350,000 registered common shares directly from GMIL for $4 million.

     Magnetar Financial LLC is the investment advisor of Magnetar Capital Master Fund, Ltd. (“Magnetar Master Fund”) and consequently has voting control and investment discretion over securities held by Magnetar Master Fund. Alec Litowitz has voting control over Supernova Management, LLC, the general partner of Magnetar Capital Partners, LP, the sole managing member of Magnetar Financial LLC. As a result, Mr. Litowitz may be be deemed to have beneficial ownership (as determined under Section13(d) of the Securities Exchange Act of 1934, as amended) of any shares deemed to be beneficially owned by Magnetar Financial LLC. Mr. Litowitz disclaims beneficial ownership of these shares. All investment decisions of, and control of, Crestview Capital Master, LLC are held by Bob Hoyt, Stuart Flink, and Dan Warsh.

     All investment decisions of, and control of, Shepherd Investments International, Ltd. are held by Michael A. Roth.

     Steven G. Martin and Joshua B. Scheinfeld, the principals of Fusion Capital, are deemed to be beneficial owners of all of the shares of Common Stock owned by Fusion Capital. Messrs. Martin and Scheinfeld have shared voting and disposition power over the shares being offered under this Prospectus.

PLAN OF DISTRIBUTION

     Each selling stockholder of the common stock of Global Med and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on the trading market or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. A selling stockholder may use any one or more of the following methods when selling shares:

o	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

o	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

o	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

o	an exchange distribution in accordance with the rules of the applicable exchange;

o	privately negotiated transactions;

o	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

o	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

o	a combination of any such methods of sale;

o	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or

o	any other method permitted pursuant to applicable law.

     The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this prospectus.

     Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with NASDR Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASDR IM-2440.

     In connection with the sale of the common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of the common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

     The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling stockholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the common stock. In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8%).

     The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the shares. The Company has agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

     Because selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. Each selling stockholder has advised us that they have not entered into any written or oral agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the resale shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling stockholders.

     We agreed to keep this Prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling stockholders without registration and without regard to any volume limitations by reason of Rule 144(e) under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to the Prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the selling stockholders or any other person. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this Prospectus to each purchaser at or prior to the time of the sale.

SHARES ELIGIBLE FOR RESALE

     Sales of substantial amounts of our common stock in the public market following this offering could negatively affect the market price of our common stock. Such sales could also impair our future ability to raise capital through the sale of our equity securities.

     As of May 30, 2007, we have outstanding 23,211,982 shares of our common stock. Of these shares, approximately:

o	22,551,013 shares will be freely tradable by persons, other than “affiliates”, without restriction under the Securities Act of 1933, as amended; and

o

660,969 shares will be “restricted” securities, within the meaning of Rule 144 under the Securities Act of 1933, as amended, and may not be sold in the absence of registration under the Securities Act of 1933, as amended, unless an exemption from registration is available, including the exemption provided by Rule 144. As of May 30, 2007, 4,785,162 shares are held by affiliates of Global Med, and may only be sold pursuant to Rule 144.

     In general, under Rule 144, a person or persons whose shares are aggregated, including any affiliate of Global Med who has beneficially owned restricted securities for at least one year, would be entitled to sell within any three-month period, a number of shares that does not exceed 1% of the number of common stock then outstanding.

     Sales under Rule 144 are also subject to manner of sale and notice requirements and to the availability of current public information about our Global Med. Under Rule 144(k), a person who is not considered to have been an affiliate of Global Med at any time during the 90 days preceding a sale, and who has beneficially owned restricted securities for at least two years, including the holding period of any prior owner except an affiliate of Global Med, may sell these shares without following the terms of Rule 144.

DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 90 million shares of common stock, par value $0.01 per share, and 10 million shares of preferred stock, par value $0.01 per share. As of May 30, 2007, 23,211,982 shares of common stock were issued and outstanding and 9,975 shares of our Series A preferred stock were issued and outstanding. In this offering, we may issue up to an additional 24,529,793 shares of common stock pursuant to the conversion of Series A Preferred Stock and the exercise of warrants. The rights and preferences of our preferred stock will be determined upon issuance by our Board of Directors. The following description is a summary of our capital stock and contains the material terms thereof. Additional information can be found in our Articles of Incorporation and Bylaws, which were filed as exhibits to our registration statement on Form SB-2 filed on September 11, 1996 with the Securities and Exchange Commission and amended on March 15, 2001 in our Schedule 14A.

     Common Stock

     Holders of our common stock are entitled to one vote for each share held of record on all matters on which shareholders may vote. Directors are divided into three classes with staggered terms of office. Directors are elected by a majority of the votes present in person or represented by proxy and entitled to vote at the Annual Meeting. Shareholders do not have the right to cumulate their votes in the election of directors. Since our common stock does not have cumulative voting rights, the holders of shares having more than 50% of the voting power, if they choose to do so, may elect all our directors and the holders of the remaining shares would not be able to elect any directors. In the event of a voluntary or involuntary liquidation of our company, all shareholders are entitled to a pro rata distribution of our assets remaining after payment of claims of creditors and liquidation preferences of any preferred stock. Holders of our common stock have no conversion, redemption or sinking fund rights.

     Preferred Stock

     The designations, preferences, limitations and relative rights of the preferred stock are set forth in Global Med’s Articles of Amendment to the Articles of Incorporation.

     Series A Preferred Stock. As of May 21, 2007, there are 9,975 shares of our Series A Convertible Preferred Stock outstanding in the amount of $9,975 million in stated value. The Series A Preferred Stock can be converted by holders into common stock of Global Med at any time at a conversion rate of one common share for every $0.72 of stated value of the Series A.

     Options. As of May 21, 2007, there are 11,606,544 options outstanding to purchase the same number of common shares of the Company's stock. All of these options, with the exception of 200 thousand, have underlying common shares with registration rights. The weighted average exercise price of these options is approximately $0.87. The range of exercise prices for these options is $0.45 to $3.75 per share. The weighted average remaining life of these options is approximately 4.6 years.

     Warrants. As of May 21, 2007, there are 12,340,626 warrants to purchase the same number of common shares of the Company's stock. Currently, 1,003,300 warrants have registration rights. The Company is pursuing registration rights for all of the remaining warrants in this registration statement. The weighted average exercise price of these options is approximately $0.69. The range of exercise prices for these warrants is $0.25 to $1.00 per share. The weighted-average remaining life of these warrants is approximately 3.2 years.

Limitation Of Liability; Indemnification

     The Colorado Business Corporation Act (the “Act”) generally allows for the indemnification of directors, officers, employees and agents of a corporation against liabilities incurred in any proceeding in which an individual is made a party because he was a director, officer, employee or agent of the corporation if such person conducted himself in good faith and reasonably believed his actions were in, or not opposed to, the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     Global Med’s Articles of Incorporation provide that Global Med (i) shall indemnify and advance expenses to a director or officer in connection with a proceeding to the fullest extent permitted or required by and in accordance with the Act, and (ii) may, as determined by the Board of Directors in a specific instance or by resolution of general application, indemnify and advance expense to an employee, fiduciary or agent in connection with a proceeding to the extent permitted or required by and in accordance with the Act.

     Global Med’s Bylaws provide that a director of Global Med shall perform his or her duties as a director, including his or her duties as a member of any committee of the Board upon which he or she may serve, in good faith, in a manner he or she reasonably believes to be in the best interests of the corporation, and with such care as an ordinarily prudent person in a like position would use under similar circumstances. In performing his or her duties, a director shall be entitled to rely on information, opinions, reports, or statements, including financial statements and other financial data, in each case prepared or presented by persons and groups listed below; but he or she shall not be considered to be acting in good faith if he or she has knowledge concerning the matter in question that would cause such reliance to be unwarranted. A person who so performs his or her duties shall not have any liability by reason of being or having been a director of the corporation. Those persons and groups on whose information, opinions, reports, and statements a director is entitled to rely upon are:

     (a)      one or more officers or employees of Global Med whom the director reasonably believes to be reliable and competent in the matters presented;

     (b)      Counsel, public accountants, or other persons as to matters which the director reasonably believes to be within such persons’ professional or expert competence; or

     (c)      A committee of the Board upon which he or she does not serve, duly designated in accordance with the provision of the Articles of Incorporation or Bylaws, as to matters within its designated authority, which committee the director reasonably believes to merit confidence.

     The foregoing is qualified in its entirety by reference to the Act and Global Med’s Articles of Incorporation and Bylaws and shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled or subsequently acquire under any statute, provision of Global Med’s Articles of Incorporation or Bylaws, agreement, vote of shareholders or disinterested directors, or otherwise.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to Global Med’s directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, Global Med has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Transfer Agent And Registrar

     The transfer agent and registrar for our common stock is Computershare Trust Company, 350 Indiana Street, Suite 800, Golden, Colorado, 80401 and its telephone number is (303) 262-0600.

EXPERTS

     Ehrhardt Keefe Steiner & Hottman PC, of Denver, Colorado, an independent registered public accounting firm, has audited our balance sheets as of December 31, 2006 and 2005, and the statements of operations, stockholders' equity (deficit) and cash flows for the years ended December 31, 2006 and 2005. These financial statements are included in this prospectus in reliance on their report, given their authority as experts in accounting and auditing.

AVAILABLE INFORMATION

     For further information with respect to us and the securities offered hereby, reference is made to the Registration Statement, including the exhibits thereto. Statements herein concerning the contents of any contract or other document are not necessarily complete, and in each instance reference is made to such contract or other statement filed with the Securities and Exchange Commission or included as an exhibit, or otherwise, each such statement, being qualified by and subject to such reference in all respects.

     We are a reporting company and have distributed to our stockholders annual reports containing audited financial statements, upon their request. Our annual report on Form 10-KSB for the fiscal year ended December 31, 2006 has been filed with the Securities and Exchange Commission.

     Global Med’s Annual Report on Form 10-KSB, Quarterly Reports on Form 10-QSB, Current Reports on Form 8-K and amendments to reports filed pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, are available on the Securities and Exchange Commission’s website: http:/www.sec.gov. Additional information about the Company is available at Global Med’s website at http://www.globalmedtech.com.

     Our common stock is currently trading on the OTC Bulletin Board. OTC Bulletin Board stocks are not required to send annual reports directly to their shareholders. Our shareholders have direct electronic access to all of our SEC filings via our website at www.globalmedtech.com or via the SEC website at www.sec.gov. Global Med does send proxy filings to our shareholders as matters are voted on by all of our shareholders. When Global Med does send information to its shareholders that relates to our annual or interim results, this annual financial information does contain audited information on which an opinion has been issued or interim information that has been reviewed.

FINANCIAL INFORMATION

GLOBAL MED TECHNOLOGIES, INC. AND SUBSIDIARY
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	March 31, 2007	December 31, 2006
	(Unaudited)
ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$ 3,013	$ 2,554
Accounts receivable-trade, net	2,130	3,181
Accrued revenues, net	205	130
Prepaid expenses and other assets	306	254
Deposit in escrow	1,004	1,004

Total current assets	6,658	7,123

Equipment, furniture and fixtures, net	268	269

Total assets	$ 6,926	$ 7,392

See accompanying notes to unaudited condensed consolidated financial statements.

GLOBAL MED TECHNOLOGIES, INC. AND SUBSIDIARY
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)
(In thousands)

	March 31, 2007	December 31, 2006
	(Unaudited)
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$ 178	$ 261
Accrued expenses and other current liabilities	1,546	1,800
Deferred revenue	3,395	3,854
Litigation accrual	1,004	1,004
Capital lease obligation and note payable, current portions	30	32

Total current liabilities	6,153	6,951

Capital lease obligation and note payable, less current	56	62
portions

Total liabilities	6,209	7,013

COMMITMENT AND CONTINGENCIES

STOCKHOLDERS' EQUITY:

Convertible Preferred Stock Series A, $.01 par value:
Authorized shares – 100, 10 outstanding	9,975	9,975
Convertible Preferred Stock Series BB, $.01 par value:
Authorized shares – 675; none outstanding	—	—
Preferred stock, $.01 par value: Authorized shares - 5,725;
None issued or outstanding	—	—
Common stock, $.01 par value: Authorized shares –
90,000; Issued and outstanding shares– 23,212 and
23,212 at March 31, 2007 and December 31, 2006,
respectively	232	232
Additional paid-in capital	51,561	51,510
Accumulated deficit	(61,051)	(61,338)

Total stockholders’ equity	717	379

Total liabilities and stockholders' equity	$ 6,926	$ 7,392

See accompanying notes to unaudited condensed consolidated financial statements.

GLOBAL MED TECHNOLOGIES, INC. AND SUBSIDIARY
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except share information)

	Three months ended March 31,
	2007	2006
	(Unaudited)	(Unaudited)
Revenues	$ 3,719	$ 2,816

Cost of revenues	1,139	1,019

Gross profit	2,580	1,797

OPERATING EXPENSES:
General and administrative	806	637
Sales and marketing	516	495
Research and development	924	564
Depreciation and software amortization	38	43

Total operating expenses	2,284	1,739

Income from operations before other income (expense)	296	58

OTHER INCOME (EXPENSE):
Interest income	16	—
Change in estimated fair value of derivative instruments	—	724
Interest expense	(3)	(3)

Total other income (expense)	13	721

Income before provision for income taxes	309	779
Provision for income taxes	(22)	—

Net income	$ 287	$ 779

Basic and Diluted income per common share
Basic	$ 0.01	$ 0.03

Diluted	$ 0.01	$ 0.02

Weighted average number of common shares outstanding
Basic	23,212	23,033

Diluted	38,561	41,802

See accompanying notes to unaudited condensed consolidated financial statements.

GLOBAL MED TECHNOLOGIES, INC. AND SUBSIDIARY
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
(In thousands)

	Preferred Stock		Common Stock		Additional paid-in	Accumulated
	Shares	Amount	Shares	Amount	capital	Deficit	Total
Balances, December 31, 2006	10	$9,975	23,212	$232	$51,510	$(61,338)	$379

Expense associated with issuance
of options for services to
employees or consultants,
(unaudited)	—	—	—	—	51	—	51
Net income (unaudited)	—	—	—	—	—	287	287

Balances, March 31, 2007
(unaudited)	10	$9,975	23,212	$232	$51,561	$(61,051)	$717

See accompanying notes to unaudited condensed consolidated financial statements.

GLOBAL MED TECHNOLOGIES, INC. AND SUBSIDIARY
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three months ended March 31,
	2007	2006
	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$ 287	$ 779
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation and amortization of software development costs	38	43
Bad debt expense	47	7
Common stock, options and warrants issued
for services and other, net	51	55
Change in estimated fair value of derivative instruments	—	(724)
Changes in operating assets and liabilities:
Accounts receivable-trade, net	1,026	(17)
Accrued revenues, net	(97)	329
Prepaid expenses and other assets	(52)	16
Accounts payable	(83)	67
Accrued expenses and other current liabilities	(254)	(273)
Deferred revenue	(459)	(149)

Net cash provided by operating activities	504	133

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchases of equipment, furniture and fixtures	(37)	(81)

Net cash used in investing activities	(37)	(81)

See accompanying notes to the unaudited condensed consolidated financial statements.

GLOBAL MED TECHNOLOGIES, INC. AND SUBSIDIARY
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
(In thousands)

	Three months ended March 31,
	2007	2006
	(Unaudited)	(Unaudited)
CASH FLOWS FROM FINANCING ACTIVITIES:

Exercise of options for cash	$ —	$ 163
Costs associated with registration on common stock	—	(15)
Principal payment on debt and capital lease obligations	(8)	(4)

Net cash provided by (used) in financing activities	(8)	144

NET INCREASE IN CASH AND CASH EQUIVALENTS	459	196

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	2,554	1,368

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 3,013	$ 1,564

SUPPLEMENTAL DISCLOSURES

Cash paid for the period:
Interest on note payable and capital lease	$ 3	$ 3
Income taxes	175	—

Non cash financing activity:
Reclassification of Series A Convertible Preferred Stock from a
liability to additional paid in capital	$ —	$ 14,543

See accompanying notes to the unaudited condensed consolidated financial statements.

GLOBAL MED TECHNOLOGIES, INC. AND SUBSIDIARY
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2007

1.    BASIS OF PRESENTATION

Basis of Consolidation

The accompanying unaudited condensed consolidated financial statements of Global Med Technologies, Inc. and Subsidiary (the “Company” or “Global Med”) have been prepared by management in accordance with generally accepted accounting principles for interim financial information and with the regulations of the Securities and Exchange Commission. Accordingly, they do not include all information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of only normal recurring adjustments) considered necessary for a fair presentation of their financial position as of March 31, 2007 and the results of their operations for the three months ended March 31, 2007 and 2006 have been included.

While management believes the disclosures presented are adequate to prevent misleading information, it is suggested that the accompanying unaudited consolidated financial statements be read in conjunction with the audited consolidated financial statements and the notes thereto contained in the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2006, as filed with the Securities and Exchange Commission. The interim results of operations for the three months ended March 31, 2007 are not necessarily indicative of the results that may be expected for any other interim period of 2007 or for the year ending December 31, 2007.

Critical Accounting Policy

The Company’s software products typically have warranties. These warranties generally require that the Company make changes to the software due to defects or other factors that might impact the Company’s regulatory compliance after the date of product shipment. Generally, the Company does not accrue for product warranties but defers revenue recognition on a component of the original software fee that is associated with the correction of errors and continued updates to regulatory requirements during the warranty period. The Company believes this allocation adequately reflects the timing of revenues and costs associated with these warranties.

During the three months ended March 31, 2007, the Company increased its accounts receivable reserves by $25 thousand to $221 thousand. The increased reserves were in response to the deterioration in the days outstanding of certain accounts receivable balances. The Company believes that its reserve for accounts receivable are appropriate. The Company may make changes to its revenue recognition practices with respect to specific customers as its assessment of collectibility changes. These changes are typically not material to the financial statements.

Significant Customers

During the three months ended March 31, 2007 and 2006, there were no customers accounting for more than 10% of revenues. Although the Company had no individual customers accounting for more than 10% of revenues, one of the Company’s marketing partners that sells the Company’s products directly to its customers accounted for 31.2% and 21.3% of revenues for the three months ended March 31, 2007 and 2006, respectively. In addition, this same marketing partner accounted for 50.3% of gross accounts receivable as of March 31, 2007 and 58.9% as of December 31, 2006, respectively.

GLOBAL MED TECHNOLOGIES, INC. AND SUBSIDIARY
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2007 (continued)

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is required to the extent any deferred tax assets may not be realizable.

For the three months ended March 31, 2007, the Company’s provision for income taxes was $22 thousand. The Company was able to utilize certain net operating loss (“NOLs”) carryforwards generated in prior years against its current years’ pre-tax income. The Company did not record a provision for income taxes for the three months ended March 31, 2006. No income tax was recognized for the three months ended March 31, 2006, because the Company has net operating loss carry forwards from prior periods that would offset any income taxes.

The deferred tax asset related to the net operating loss carry forward is fully reserved by a valuation allowance due to the uncertainty of the Company generating future taxable income. In assessing the realizability of deferred tax assets, management concluded that it is not more likely than not that the deferred tax assets will be realized. The ultimate realization of the deferred tax assets is dependent on the generation of future taxable income in the period in which the temporary differences become deductible. As the Company’s deferred tax asset is comprised primarily of NOLs carryforwards which are subject to limitations and these limitations have fluctuated in four of the past eleven years, the limitations on the use of the NOLs, the potential for further NOL limitations and the susceptibility of any estimates of future income to variability have led the Company to maintain its valuation allowance for deferred taxes due to the uncertainty and extent to which any deferred tax assets will be utilized.

Recently Issued Accounting Standards

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measures” (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measures required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, the year beginning January 1, 2008 for the Company. The Company has not yet determined the impact adoption will have on the Company.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS No. 159). SFAS No. 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of SFAS No. 159 on its consolidated financial position and results of operations.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes”. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, and disclosure. The Company adopted FIN 48 as of January 1, 2007. The adoption of FIN 48 had no impact on the Company’s financial statements for the quarter ended March 31, 2007.

GLOBAL MED TECHNOLOGIES, INC. AND SUBSIDIARY

Certain prior period amounts have been reclassified to conform with the current period presentation.

GLOBAL MED TECHNOLOGIES, INC. AND SUBSIDIARY
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2007 (continued)

2.    PEOPLEMED.COM, INC.

During 1999, Global Med formed a subsidiary, PeopleMed.com, Inc., (“PeopleMed”) a Colorado corporation, which is approximately 83% owned by the Company, to develop a software application designed to give HMO providers and other third party payers access to clinical information for chronic disease patients. This application allows doctors and other medical employee’s access to a patient’s history. The remaining 17% of PeopleMed is owned by third parties and certain officers and directors of Global Med. There is no minority interest reflected in the March 31, 2007 or December 31, 2006 balance sheets because PeopleMed had a stockholders’ deficit as of those dates.

3.    COMMITMENTS AND CONTINGENCIES

Legal Proceedings

In September 2002, Global Med filed a lawsuit against Donnie L. Jackson, Jr., Global Med’s former Vice President of Sales and Marketing. Global Med alleges, among other things, that prior to his resignation in July 2002 Mr. Jackson misappropriated certain trade secrets of Global Med. After leaving Global Med, Mr. Jackson became a management employee of one of Global Med’s competitors. On March 30, 2005, the Superior Court of the State of California in and for the County of El Dorado granted the motion for summary judgment for Donnie L. Jackson, Jr. On September 1, 2005, the Company deposited $1.004 million with the Superior Court in the State of California in the County of El Dorado. This deposit represents potential fees and attorneys’ costs the Company could be required to pay in the event the Company did not prevail on appeal. The $1.004 million is classified as a “Deposit in escrow” on the Company’s balance sheets as of December 31, 2006 and March 31, 2007. Based on external evidence and the advice of legal counsel, the Company determined that it was more likely than not that the Company would be required to pay the $1.004 million. As a result, the Company expensed the amount of the “Deposit in escrow” and set up a liability for $1.004 million. On December 2006, the summary judgment was reversed by the California Court of Appeals and the matter was remanded to the trial court.

4.    STOCKHOLDERS EQUITY

Preferred Stock

On March 29, 2006, the Company renegotiated certain terms related to the Series A Convertible Preferred Stock (“Series A”) and related warrants. From December 16, 2005 through March 28, 2006, the date prior to the renegotiated terms, the Company classified the Series A as mezzanine equity on the Company’s balance sheet. As of March 29, 2006, the Company reclassified the Series A from mezzanine equity to equity based upon the renegotiated terms. The renegotiated terms resulted in the elimination and addition of several terms that made equity treatment more appropriate for the period after March 28, 2006. The significant terms that were eliminated and added are as follows:

1.	Removal of cash payout for events that were outside the control of the Company, which included a change of control;
2.

Removal of certain clauses that would result in the resetting of the conversion price for the Series A and the related warrants in the event that the Company issued common share equivalents at a price that was less than the conversion price or exercise price of $0.72 per common share;

3.	Removal of provisions that allowed for dividends to occur in the future under certain circumstances;
4.	Removal of preference in liquidation;
5.	Addition of certain voting rights for preferred shareholders; and
6.	The ability for the Company to determine a maximum number of common shares that the holders can convert the Series A and related warrants into.

GLOBAL MED TECHNOLOGIES, INC. AND SUBSIDIARY
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2007 (continued)

In addition, the revised terms have resulted in the Series A being closely and clearly related to equity. The changes to the related warrant agreement also resulted in the warrants no longer containing any embedded derivatives. As a result, the Company believes that the embedded derivatives identified with the Series A and the related warrants that existed prior to the renegotiated terms are no longer applicable. As a result, the Company reversed the remaining outstanding liability associated with the embedded derivatives in the amount of $14.543 million, which included $724 thousand of gain recognized during the three months ended March 31, 2006, to additional paid in capital for the period ended March 31, 2006.

5.    STOCK-BASED COMPENSATION

The Company adopted Statement of Financial Accounting Standard No. 123R, “Share Based Payment” (“SFAS 123R”), on January 1, 2006. SFAS 123R requires all share-based payments, including grants of stock options, to be recognized in the income statement as an operating expense, based on their fair values.

Prior to adoption of SFAS 123R, Global Med accounted for stock-based employee compensation under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB”). The Company has applied the modified prospective method in adopting SFAS 123R, and as a result, periods prior to the adoption of SFAS 123R have not been restated.

The following summarizes the activity of the Company’s stock options for the three months ended March 31, 2007:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Number of shares under option:
Outstanding at January 1, 2007	11,585,108	$ 0.87
Granted	216,436	0.73
Exercised	—	—
Canceled or expired	(185,000)	2.26

Outstanding at March 31, 2007	11,616,544	$ 0.87	4.6	$ 586,720

Exercisable at March 31, 2007	10,227,368	$ 0.82	4.7	$ 579,060

GLOBAL MED TECHNOLOGIES, INC. AND SUBSIDIARY

There were no options exercised during the three months ended March 31, 2007. The total intrinsic value of options exercised during the three-months ended March 31, 2007 was $0.

The following summarizes the activity of the Company’s stock options that have not vested for the three months ended March 31, 2007.

GLOBAL MED TECHNOLOGIES, INC. AND SUBSIDIARY
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2007 (continued)

	Shares	Weighted Average Fair Value
Nonvested at January 1, 2007	1,193,990	$1.17
Granted	216,436	0.73
Vested	(21,250)	1.00

Nonvested at March 31, 2007	1,389,176	$1.16

As of March 31, 2007, there was $1.342 million of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under existing stock option plans. This cost is expected to be recognized over a weighted-average period of 5 years. The total measurement fair value of shares vested during the three-months ended March 31, 2007 and 2006 was $51 thousand and $32 thousand, respectively.

The Black-Scholes option pricing model is used by the Company to determine the weighted average fair value of options. The fair value of options at date of grant and the assumptions utilized to determine such values are indicated in the following table:

	Three Months Ended March 31,
	2007	2006
Weighted average fair value at date of grant for
options granted during the period	$158,000	$422,000

Risk-free interest rates	4.56%	4.72%
Expected stock price volatility	329%	363%
Expected dividend yield	0	0

Under SFAS 123(R) forfeitures are estimated at the time of valuation and reduce expense ratably over the vesting period. This estimate is adjusted periodically based on the extent to which actual forfeitures differ, or are expected to differ, from the previous estimate. Under SFAS 123 and APB 25, the Company elected to account for forfeitures when awards were actually forfeited, at which time all previous pro forma expense was reversed to reduce pro forma expense for that period. As of March 31, 2007, the Company anticipates all outstanding options will vest.

6.    NET INCOME PER SHARE

Basic earnings per share is computed by dividing the net income by the weighted average number of common shares outstanding for the period. Diluted shares outstanding is calculated factoring in stock options, and warrants outstanding, and their equivalents are included in diluted computations through the “treasury stock method” unless they are antidilutive. Convertible securities are included in diluted computations through the “if converted” method unless they are antidilutive. Common share equivalents are excluded from the computation, as their effect would be antidilutive.

The following tables set forth the computation of basic and diluted earnings per share for the three months ended March 31, 2007 and 2006, respectively, (in thousands):

GLOBAL MED TECHNOLOGIES, INC. AND SUBSIDIARY
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2007 (continued)

	Three Months Ended March 31,
	2007	2006
Weighted average number of shares used in the basic
Earnings per share computation	23,212	23,033

Effect of dilutive securities:
Common stock options	838	2,110
Common stock warrants	657	2,805
Preferred stock convertible securities	13,854	13,854

Dilutive securities	15,349	18,769

Adjusted weighted average number of shares used in
Diluted earnings per share computation	38,561	41,802

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Global Med Technologies, Inc. and subsidiary

We have audited the accompanying consolidated balance sheets of Global Med Technologies, Inc. and subsidiary as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders’ equity (deficit) and cash flows for the years ended December 31, 2006 and 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Global Med Technologies, Inc. and subsidiary as of December 31, 2006 and 2005, and the results of their operations and their cash flows for the years ended December 31, 2006 and 2005 in conformity with U.S. generally accepted accounting principles.

/s/ Ehrhardt Keefe Steiner & Hottman PC
Ehrhardt Keefe Steiner & Hottman PC

February 22, 2007
Denver Colorado

GLOBAL MED TECHNOLOGIES, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
(In thousands)

	December 31,
	2006	2005
ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$ 2,554	$ 1,368
Accounts receivable-trade, net of allowance for uncollectible accounts
of $196 and $137, in 2006 and 2005, respectively	3,181	1,029
Accrued revenues, net of allowance for uncollectible accounts of
$6, in 2006 and 2005	130	754
Prepaid expenses and other assets	254	234
Deposit in escrow	1,004	1,004

Total current assets	7,123	4,389

EQUIPMENT, FURNITURE AND FIXTURES, AT COST:
Furniture and fixtures	393	393
Machinery and equipment	448	448
Computer hardware and software	2,132	1,990

	2,973	2,831
Less accumulated depreciation and amortization	(2,704)	(2,521)

Net equipment, furniture and fixtures	269	310

CAPITALIZED SOFTWARE DEVELOPMENT COSTS,
net of accumulated amortization of $3,262 and $3,260,
respectively	—	2

Total assets	$ 7,392	$ 4,701

See accompanying notes to the consolidated financial statements.

GLOBAL MED TECHNOLOGIES, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS (CONTINUED)
(In thousands)

	December 31,
	2006	2005
LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
CURRENT LIABILITIES:
Accounts payable	$ 261	135
Accrued expenses	878	733
Accrued income taxes	153	—
Accrued payroll	268	236
Accrued compensated absences	466	386
Noncompete accrual	35	35
Deferred revenue	3,854	2,690
Litigation accrual	1,004	1,004
Capital lease obligation, current portion	20	19
Notes Payable, current portion	12	—

Total current liabilities	6,951	5,238

DERIVATIVE FINANCIAL INSTRUMENTS SERIES A AND
WARRANTS, at estimated fair value	—	15,267
CAPITAL LEASE OBLIGATION, less current portion	37	54
NOTES PAYABLE, less current portion	25	—

Total liabilities	7,013	20,559

COMMITMENTS AND CONTINGENCIES (Notes 2, 5 and 10)
CONVERTIBLE PREFERRED STOCK SERIES A, $.01 par
value: Authorized shares – 100, 10 outstanding (liquidation
preference of $9,975)	—	9,975

STOCKHOLDERS’ EQUITY (DEFICIT)
CONVERTIBLE PREFERRED STOCK SERIES A, $.01 par
value: Authorized shares – 100, 10 outstanding (liquidation
preference of $9,975)	9,975	—
Convertible Preferred Stock Series BB, $.01 par value:	—	—
Authorized shares – 675; none outstanding
Preferred stock, $.01 par value: Authorized shares - 5,725;	—	—
none issued or outstanding
Common stock, $.01 par value: Authorized shares – 90,000
issued and outstanding shares– 23,212 and 22,955 at	232	229
December 31, 2006 and 2005, respectively
Additional paid-in capital	51,510	36,657
Accumulated deficit	(61,338)	(62,719)

Total stockholders’ equity (deficit)	379	(25,833)

Total liabilities and stockholders’ equity (deficit)	$7,392	4,701

See accompanying notes to the consolidated financial statements

GLOBAL MED TECHNOLOGIES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share information)

	Year Ended December 31,
	2006	2005
REVENUES
License fees, maintenance and usage fees	$ 8,704	$ 8,168
Implementation and consulting services	3,658	3,036

	12,362	11,204

COST OF REVENUES (exclusive of costs
shown below)
License fees, maintenance and usage fees	1,788	1,749
Implementation and consulting services	2,254	1,634

Gross profit	4,042	3,383

	8,320	7,821
OPERATING EXPENSES:
General and administrative	2,474	2,709
Summary judgment	—	1,004
Sales and marketing	2,108	2,570
Research and development	2,745	2,241
Depreciation and software amortization	185	167

Total operating expenses	7,512	8,691

Income (loss) from operations	808	(870)
OTHER INCOME (EXPENSES):
Notes receivable allowance	—	(529)
Other financing costs	—	(11,032)
Change in estimated fair value of derivative
instruments	724	1,692
Interest income	15	9
Interest expense	(13)	(13)
Interest expense to related party	—	(76)

Income (loss) before income taxes	1,534	(10,819)
Provision for income taxes	(153)	—

Net income (loss)	1,381	(10,819)
Preferred dividend, related party	—	(698)
Deemed dividend, issuance of Series A
Convertible Preferred Stock	—	(10,235)

Net income (loss) attributable to common
Stockholders	$ 1,381	$ (21,752)

Income (loss) per common share
Basic	$ 0.06	$ (0.79)

Diluted	$ 0.04	$ (0.79)

Weighted average number of common shares
Outstanding:
Basic	23,167	27,528

Diluted	39,128	27,528

See accompanying notes to the consolidated financial statements.

GLOBAL MED TECHNOLOGIES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY (DEFICIT)
(In thousands)

	Common Stock		Additional Paid-in	Accumulated
	Shares	Amount	capital	Deficit	Total
Balances, December 31, 2004	27,465	$ 275	$ 35,975	$(40,967)	$(4,717)

Issuance of options for services or
accelerated option vesting	--	--	780	--	780

Issuance of common stock for
services, related party	7	--	--	--	--

Exercise of options	232	2	169	--	171

Dividends on Series AA Preferred
Stock, related party (see Note 2)	--	--	--	(698)	(698)

Issuance of common stock for cash,
net of issuance costs of $91	111	1	58	--	59

Deemed dividend, Series A
Convertible Preferred Stock (see Note 6)	--	--	--	(10,235)	(10,235)

Issuance of detachable warrants
associated with Series A
Convertible Preferred Stock	--	--	3,605	--	3,605

Repurchase of common shares and
warrants from GMIL (see Note 6)	(4,860)	(49)	(3,930)	--	(3,979)

Net loss	--	--	--	(10,819)	(10,819)

Balance December 31, 2005	22,955	$ 229	$ 36,657	$(62,719)	$(25,833)

See accompanying notes to unaudited condensed consolidated financial statements.

GLOBAL MED TECHNOLOGIES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY (DEFICIT)
(In thousands)

	Preferred Stock	Common Stock			Additional Paid-in	Accumulated
	Shares	Amount	Shares	Amount	capital	Deficit	Total
Balances, December 31, 2005	--	$ --	22,955	$ 229	$ 36,657	$(62,719)	$(25,833)

Series A Convertible
Preferred Stock, reclassified
from mezzanine equity
(see Note 6)	10	9,975	--	--	--	--	9,975

Embedded derivative
valuation reversal (see Note 6)	--	--	--	--	14,543	--	14,543

Exercise of options	--	--	257	3	179	--	182

Expense associated with issuance
of options for services to
employees and consultants	--	--	--	--	211	--	211

Issuance costs associated with
Series A Preferred and
registration statement	--	--	--	--	(80)	--	(80)

Net income	--	--	--	--	--	1,381	1,381

Balances, December 31, 2006	10	$ 9,975	23,212	$ 232	$ 51,510	$(61,338)	$ 379

See accompanying notes to unaudited condensed consolidated financial statements.

GLOBAL MED TECHNOLOGIES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,
	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:

Net Income (loss)	$ 1,381	$(10,819)
Adjustments to reconcile net income (loss) to net cash provided by
(used in) operating activities:
Depreciation	183	155
Amortization of software development costs	2	13
Issuance of common stock, options and warrants
for services and other	230	780
Fair value of derivatives financial instruments	(724)	(1,692)

Other financing costs	--	11,032
Bad debt expense	59	30
Notes receivable allowance for uncollectible amounts	--	529
Changes in operating assets and liabilities:
Accounts receivable-trade	(2,211)	(328)
Accrued tax expense	153	--
Accrued revenues	624	(566)
Prepaid expenses and other assets	(20)	(53)
Accounts payable	126	13
Accrued expenses	145	(129)
Accrued payroll	32	73
Accrued compensated absences	80	73
Deferred revenue	1,164	(95)

Net cash provided by (used in) operating activities	1,224	(984)

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchases of equipment and fixtures	(142)	(178)

Net cash used in investing activities	(142)	(178)

See accompanying notes to unaudited condensed consolidated financial statements.

GLOBAL MED TECHNOLOGIES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
(In thousands)

	Year Ended December 31,
	2006	2005
CASH FLOWS FROM FINANCING ACTIVITIES:

Debt repayment, related party	$ --	$ (529)
Exercise of options and warrants for cash	163	171
Dividend payments Series AA Preferred Stock, related party	--	(941)
Principal payments under capital lease obligations	(16)	(15)
Borrowings on long-term debt	40	--
Issuance of common stock for cash, net of offering costs	--	93
Principal payments on long-term debt	(3)	--
Redemption of Series AA Preferred Stock	--	(3,493)
Repurchase of common stock and warrants	--	(3,979)
Issuance of Series A Preferred Stock, net	--	9,590
Costs associated with preferred stock	(80)	--

Net cash provided by financing activities	104	897

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,186	(265)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	1,368	1,633

CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 2,554	$ 1,368

SUPPLEMENTAL DISCLOSURES OF NONCASH TRANSACTIONS:

Cash paid for interest in 2006 and 2005 was $13 thousand and $158 thousand, respectively. Of the $158 thousand paid for interest in 2005, $145 thousand was paid to a related party

The Company recognized expenses on options of approximately $230 thousand and $780 thousand, for the years ended December 31, 2006 and 2005, respectively. Of the option expense recognized in 2005, approximately $521 thousand related to accelerated vesting of certain options that were issued prior to January 1, 2005 and $8 thousand related to normal expenses associated with the vesting of options. In addition, approximately $251 thousand related to options issued to consultants during 2005.

On March 29, 2006, as the result of the reclassification of the preferred stock from mezzanine equity to equity, the Company reclassified the embedded derivative originally associated with the issuance of the Series A Convertible Preferred Stock from a liability to additional paid in capital. See Note 6 for further discussion.

The Company issued $19 thousand in common stock to former directors as a result of a cashless stock option exercise during 2006.

The Company issued common shares to a related party for services valued at $7 thousand, for the year ended December 31, 2005.

See accompanying notes to unaudited condensed consolidated financial statements.

GLOBAL MED TECHNOLOGIES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

On May 23, 1995, The Wyndgate Group, Limited (“Wyndgate”) merged with National MRO, Inc. (“National MRO”) and National MRO subsequently changed its name to Global Med Technologies, Inc. (“Global Med” or the “Company”). Global Med provides information management software products and services to the health care industry. Wyndgate operates as a division of Global Med and designs, develops, markets and supports information management software products for blood banks, hospitals, centralized transfusion centers and other healthcare related facilities.

The Company has two main products in its Wyndgate division: SafeTrace and SafeTrace Tx. SafeTrace is used by blood centers and hospitals to track blood donations. SafeTrace Tx is used primarily by hospitals and centralized transfusion services to help insure the quality of blood transfused into patient-recipients. Both products are designed to help the users comply with quality and safety standards of the FDA for the collection and management of blood and blood products. The Company’s Wyndgate division earns revenues primarily through the sale of software licenses, implementation of the software systems sold, and by providing maintenance for the SafeTrace and SafeTrace Tx software systems. The Company’s revenues from Wyndgate comprised approximately 97% and 98% of the Company’s total revenues for the year ended December 31, 2006 and 2005, respectively.

During 1999, Global Med formed a subsidiary, PeopleMed.com, Inc. (“PeopleMed”), a Colorado corporation, which is approximately 83% owned by the Company to develop a software application designed to give HMO providers and other third party payers access to clinical information for chronic disease patients. This application allows doctors and other medical employees access to a patient’s history. Approximately 11% of PeopleMed is owned by the Chairman and CEO of Global Med. The remaining 6% of PeopleMed common shares are owned by unaffiliated shareholders. PeopleMed’s revenues for the past two years have not been material, ranging from 2%-3% of the Company’s total revenues.

RELATED PARTIES AND RELATED PARTY ACTIVITY

Pursuant to a Stock Purchase Agreement, dated as of December 16, 2005 between the Company and Global Med International Limited (“GMIL”), the Company’s outstanding debt with GMIL in the amount of $528,700, the outstanding Series AA Preferred Stock in the amount of $3.5 million, outstanding common shares numbering 4.360 million and the outstanding warrants to purchase 11.186 million shares of common stock were paid off, redeemed, or repurchased, respectively, for $8 million. In addition, the investors purchased 6.350 million common shares from GMIL directly. In addition, all of the six members of the Company’s Board of Directors nominated by GMIL resigned. As a result of the above, effective December 16, 2005, GMIL is no longer a considered related party of the Company.

As a result of these transactions and the relationships that existed until December 16, 2005, the financial condition and results of operations of Global Med may not necessarily have been indicative of those that would have resulted if Global Med were unaffiliated with the related party entities mentioned above.

BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of Global Med and its majority-owned subsidiary. Intercompany accounts and transactions are eliminated in consolidation. There is no minority interest reflected in the consolidated balance sheets at December 31, 2006 and 2005 because PeopleMed had a stockholders’ deficit.

GLOBAL MED TECHNOLOGIES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

For purposes of the accompanying financial statements, the Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents.

CREDIT RISK AND MARKET RISK

Accounts receivable at December 31, 2006 and 2005 are derived primarily from SafeTrace and from SafeTrace Tx sales and related services to blood centers and blood center service providers located in the United States and internationally. The International amounts are not material. Historically, the Company has not required collateral or other security to support customer receivables. In order to reduce credit risk, the Company typically requires substantial down payments and progress payments during the course of an installation of its software products. The Company establishes allowances for doubtful accounts based upon factors surrounding the credit risk specific to customers.

The Company has customers located in numerous locations across the United States and Puerto Rico and sales are not concentrated in any geographic or economic region. The Company also has international customers in Africa and Canada. PeopleMed’s customer is located in the State of Colorado.

ALLOWANCE FOR UNCOLLECTIBLE ACCOUNTS RECEIVABLES AND ACCRUED REVENUES

The Company regularly evaluates the collectibility of its trade accounts receivable and unbilled receivables balances based on a combination of factors. The Company establishes a general reserve for accounts receivable. In addition, when a customer’s account becomes past due, the Company initiates dialogue with the customer to determine the cause. If it is determined that the customer will be unable to meet its financial obligation, such as in the case of a bankruptcy filing, deterioration in the customer’s operating results or financial position or other material events impacting their business, the Company records a specific reserve for bad debt to reduce the related receivable to the amount it expects to recover given all information presently available. The Company also records reserves for bad debt for all other customers based on certain other factors including the length of time the receivables are past due and historical collection experience with individual customers. If circumstances related to specific customers change, the estimates of the recoverability of receivables could materially change. The Company’s allowance for uncollectible accounts receivable and unbilled receivables totaled $202 thousand and $143 thousand at December 31, 2006 and 2005, respectively, and is included on the consolidated balance sheet as a reduction of accounts receivable and accrued revenues.

ALLOWANCE FOR NOTES RECEIVABLE AND ACCRUED INTEREST

The Company evaluates the collectibility of its notes receivable and the related accrued interest. During the three months ended December 31, 2005, the Company determined that its notes receivable and the related accrued interest of $565 thousand were impaired. As a result, the Company set up a reserve for the entire amount of the notes receivable and accrued interest during this period. The Company renegotiated the original notes receivable term and extended it for an additional five years so that the principal and the related interest now mature in 2010. In the event the parties to the notes receivable eventually are able to repay some or all of the outstanding balance of the notes receivable and accrued interest, the Company could potentially recognize a gain ranging between $0 and $605 thousand, as of December 31, 2006.

GLOBAL MED TECHNOLOGIES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

SUMMARY JUDGMENT DEPOSIT

In September 2002, Global Med filed a lawsuit against Donnie L. Jackson, Jr., Global Med’s former Vice President of Sales and Marketing. Global Med alleges, among other things, that prior to his resignation in July 2002 Mr. Jackson misappropriated certain trade secrets of Global Med. After leaving Global Med, Mr. Jackson became a management employee of one of Global Med’s competitors. On March 30, 2005, the Superior Court of the State of California in and for the County of El Dorado granted the motion for summary judgment for Donnie L. Jackson, Jr. On September 1, 2005, the Company deposited $1.004 million with the Superior Court in the State of California in the County of El Dorado. This deposit represented potential fees and attorneys’ costs the Company could be required to pay in the event the Company does not prevail on appeal. The $1.004 million is classified as a “Deposit in escrow” on the Company’s balance sheet as of December 31, 2006. Based on external evidence and the advice of legal counsel, the Company has determined that it is more likely than not that the Company will be required to pay the $1.004 million that is currently classified as a “Deposit in escrow.” As a result, the Company expensed the amount of the Deposit in escrow and set up a liability for $1.004 million in the form of “Litigation accrual” as of December 31, 2005. In December 2006, the summary judgment was reversed by the California Court of Appeals and the matter was remanded to the trial court. Unless Mr. Jackson persuades the appellate panel to rehear the case or persuades the California Supreme Court to review it, the case will be remanded for trial as directed in the opinion. Global Med believes that the California Appellate Court’s opinion may result in the return of the $1.004 million deposit the Company made in September 2005 with the Superior Court in the State of California. In the event the Company prevails, the Company could recognize a reduction in expenses ranging between $0 and $1.004 million.

EQUIPMENT, FURNITURE AND FIXTURES

Equipment, furniture and fixtures are stated at cost. Depreciation and amortization, which includes amortization of assets under capital leases, is based on the straight-line method over estimated useful lives ranging from three to five years.

SOFTWARE DEVELOPMENT COSTS

In accordance with the provisions of Statement of Financial Accounting Standard (“SFAS”) No. 86, Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed, the Company capitalizes software development and production costs once technological feasibility has been achieved. Software development costs incurred prior to achieving technological feasibility are included in research and development expense in the accompanying statements of operations.

Capitalized software development costs are reported at the lower of unamortized cost or net realizable value. Commencing upon the initial product release or when software development revenue has begun to be recognized, these costs are amortized, based on current and future revenue for each product with an annual minimum equal to the straight-line amortization over the remaining estimated economic life of the product, generally three to four years. For the years ended December 31, 2006 and 2005, the Company recorded approximately $2 thousand and $13 thousand of amortization of software development costs, respectively.

During the years ended December 31, 2006 and 2005, the Company did not capitalize any costs related to SafeTrace Tx. The Company discontinued capitalizing costs related to this product because the remaining period for amortizing software development costs was less than one year. The Company does not expect to begin capitalizing software development costs for its products in the near future.

GLOBAL MED TECHNOLOGIES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NONCOMPETE AGREEMENTS

In 1996, the Company entered into non-compete agreements with certain key employees. The provisions of these non-compete agreements with these employees have expired. At December 31, 2006 and 2005, $35 thousand remains payable whenever sufficient cash flow, as defined, is available as determined by the Company’s Board of Directors.

DEFERRED REVENUE

Deferred revenue represents contractual billings to customers. It is principally comprised of support and maintenance and implementations revenues for which the customer has been billed but the services or products have not yet been performed or delivered, respectively. Some of the amounts in deferred revenues are also be in accounts receivable. As of December 31, 2006 and 2005, approximately $1.225 million and $429 thousand, respectively, of deferred revenue that was also in accounts receivable.

INCOME TAXES

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective taxbases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is required to the extent any deferred tax assets may not be realizable.

FINANCIAL INSTRUMENTS

The fair value of a financial instrument represents the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. Significant differences can arise between the fair value and carrying amount of financial instruments that are recognized at historical cost amounts. The fair value of the Company’s debt instruments approximates fair value based on the Company’s current incremental borrowing rates for similar types of borrowing arrangements. Also, the carrying amounts of the Company’s financial assets approximate fair value due to the short-term maturities of these items.

The fair value of derivative financial instruments, all of which relate to the issuance of the Company’s common stock upon conversion or redemption of convertible preferred stock and the exercise of related warrants, is estimated using the Black Scholes pricing model and assumptions related to the estimated term of those instruments, the volatility of the price of the Company’s common stock, interest rates and the probability of such conversion or redemption.

DERIVATIVE FINANCIAL INTSTRUMENTS

The Series A Convertible Preferred Stock and related warrants included certain terms, conditions and features through March 29, 2006, which required separate accounting for as embedded derivative liabilities at estimated fair value. The determination of fair value included significant estimates by management including the term of the instruments, volatility of the price of the Company’s common stock, interest rates and the probability of conversion, redemption or a future dilutive financing transaction, among other items. The fluctuations in estimated fair value were significant and had a significant impact on the Company’s reported financial condition and results of operations through March 29, 2006. On March 29, 2006, certain terms related to the Series A Convertible Preferred Stock were renegotiated. As a result of these renegotiated terms, the derivative features were eliminated. See further discussion in Note 6 of the Financial Statement.

GLOBAL MED TECHNOLOGIES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

REVENUE RECOGNITION

The Company recognizes revenue in accordance with the American Institute of Certified Public Accountants Statement of Position (“SOP”) No. 97-2, “Software Revenue Recognition.”

The Company’s standard software license agreement for the Company’s products provides for an initial fee to use the product in perpetuity up to a maximum number of users. Fees from software licenses are recognized as revenue upon shipment, provided fees are fixed and determinable and collection is probable. Fees from licenses sold together with consulting services are generally recognized upon shipment provided that the above criteria have been met, payment of the license fees is not dependent upon the performance of the consulting services and the consulting services are not essential to the functionality of the licensed software. In instances in which the consulting services are not essential to the functionality of the software but payment of the license fee is due at the earlier of the performance of specific consulting services or the passage of time, the license fee is recognized ratably over the anticipated period of performance of the services or ratably over the license fee billing period, whichever is more readily determinable.

For arrangements with multiple elements, the Company allocates revenue to each element of a transaction based upon its fair value as determined by “vendor specific objective evidence.” Vendor specific objective evidence of fair value for all elements of an arrangement is based upon the normal pricing and discounting practices for those products and services when sold separately. Pricing practices may be modified in the future, which could result in changes in our vendor specific objective evidence of fair value for these undelivered elements. As a result, future revenue recognition for multi-element arrangements could differ significantly from historical results.

If an arrangement does not qualify for separate accounting of the software license and consulting transactions, then new software license revenue is generally recognized together with the consulting services based on contract accounting using the percentage-of-completion method. Contract accounting is generally applied to arrangements when services include significant modification or customization of the software. Progress towards completion is generally measured based on hours incurred versus projected total hours. The projected costs associated with contract accounting are accrued at rates consistent with the revenue recognized under percentage of completion.

Certain of the Company’s contracts include warranties that provide for refunds of all or a portion of the software license and/or other fees in the event that the Company is unable to provide maintenance services, for which there is a separate fee, for the contractually prescribed period. Contracts with these provisions are accounted for in accordance with the policies above.

The Company provides consulting services that include implementation, training and the performance of other services to its customers. Revenue from such services is generally recognized ratably over the period during which the applicable service is to be performed. In addition, the Company may recognize certain implementation revenues based on the hourly rates in effect on the contract multiplied by the number of hours completed.

Support agreements generally call for the Company to provide technical support and software updates, on a “when-and-if-available” basis to customers. Revenue from technical support and software update rights is recognized ratably over the term of the support agreement.

PeopleMed has contracts that include fixed fee and per-member fees. The Company recognizes revenues from these contracts as services are provided.

The Company recognized $131 thousand in implementation and consulting services revenues during the year ended December 31, 2006 from services that were performed prior to January 1, 2006. These revenues represented the value of additional out-of-scope payments that were agreed to and made by one of the Company’s marketing partners during the twelve months ended December 31, 2006.

GLOBAL MED TECHNOLOGIES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

RESEARCH AND DEVELOPMENT

Research and development costs are charged to expense as incurred. Research and development funding by others is deferred and offset against capitalizable costs. Funded research and development in excess of capitalizable costs is recognized as contract research and development when the related product is ready for commercial release.

SIGNIFICANT CUSTOMERS

During the years ended December 31, 2006 and 2005, there were no customers accounting for more than 10% of revenues. Although the Company had no individual customers accounting for more than 10% of revenues, one of the Company’s marketing partners that sells the Company’s products directly to its customers accounted for 26.7% and 22% of revenues during 2006 and 2005, respectively. In addition, this same marketing partner accounted for 58.9% and 38.3% in accounts receivable as of December 31, 2006 and 2005, respectively.

INCOME (LOSS) PER COMMON SHARE

The following tables set forth the computation of basic and diluted earnings per share for the years ended December 31:

	In ($000s)
	2006	2005
Weighted average number of shares used in the basic
Earnings per share computation	23,167	27,528

Effect of dilutive securities:
Common stock options	846	--
Common stock warrants	1,261	--
Preferred stock convertible securities	13,854	--

Dilutive securities	15,961	--

Adjusted weighted average number of shares used in
Diluted earnings per share computation	39,128	27,528

There were no dilutive securities for the year ended December 31, 2005 as there was a net loss attributable to common shareholders for this period.

Basic income or loss per common share excludes dilution and is computed by dividing the net loss by the weighted-average number of common shares outstanding during the periods presented. Diluted net income or loss per common share reflects the potential dilution of securities that could participate in the earnings unless their effort is antidilutive. Stock options, warrants outstanding and their equivalents are included in diluted computations through the “treasury stock method” unless they are antidilutive. Convertible securities are included in diluted computations through the “if converted” method unless they are antidilutive. Common share equivalents are excluded from the computation, as their effect would be antidilutive. For the year ended December 31, 2005, approximately 21.6 million equivalent dilutive securities (primarily convertible preferred stock, common stock options, and warrants), respectively, have been excluded from the weighted-average number of common shares outstanding for the diluted net loss per share computations as they are antidilutive.

GLOBAL MED TECHNOLOGIES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

STOCK BASED COMPENSATION

On January 1, 2006, the Company adopted SFAS No. 123R, “Share Based Payment” (“SFAS 123R”), which requires all share-based payments, including grants of stock options, to be recognized in the income statement as an operating expense, based on their grant date fair values.

Prior to adopting SFAS 123R, the Company accounted for stock-based employee compensation under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“Opinion 25”). The Company has applied the modified prospective method in adopting SFAS 123R. Accordingly, periods prior to adoption have not been restated.

Under SFAS 123R, forfeitures are estimated at the time of valuation and reduce expense ratably over the vesting period. This estimate is adjusted periodically based on the extent to which actual forfeitures differ, or are expected to differ, from the previous estimate. Under SFAS 123 and Opinion 25, the Company elected to account for forfeitures when awards were actually forfeited, at which time all previous pro forma expense was reversed to reduce pro forma expense for that period. As of December 31, 2006, the Company anticipates all outstanding options will vest.

The following table illustrates the effect on net income and earnings per share if the fair value based method had been applied to the prior periods:

Year Ended December 31,

2005
Net loss as reported	$(10,819)
Preferred dividends related party	(698)
Deemed dividend, issue of Series A Convertible
Preferred Stock	(10,235)
Total stock-based compensation expenses
determined under fair value accounting, net of
tax effects	(2,536)

Pro forma net loss available to common
Stockholders	$(24,288)

Net loss per common share
As reported	$ (0.79)
Pro forma	$ (0.88)

Assumptions:
Dividend Yield	--
Volatility factor	363%
Risk free interest rate	4.42%
Expected Life of Option (in years)	7

The assumptions used for the options issued during 2006 were as follows:

Assumptions:
Dividend Yield	--
Volatility factor	329%
Risk free interest rate	4.56%
Expected Life of Option (in years)	9

GLOBAL MED TECHNOLOGIES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

As a result of adopting SFAS 123R on January 1, 2006, the Company recognized an additional $196 thousand in non-cash compensation expense that would not have been incurred if the Company had been able to continue to account for employee stock options under APB 25 and not been required to adopt SFAS 123R. Basic and diluted earnings per share for the year ended December 31, 2006 would have been $0.07 and $0.04, respectively, if the Company had not adopted SFAS 123R, compared to reported basic and diluted earnings per share of $0.06 and $0.04, respectively.

Prior to the adoption of SFAS 123R, the Company did not recognize any tax benefits of deductions resulting from the exercise of stock options as operating cash flows in the Statement of Cash Flows, because the Company had no tax expense due to its prior years’ net losses. SFAS 123R requires the cash flows resulting from the tax benefits resulting from tax deductions in excess of the compensation cost recognized for those options (excess tax benefits) to be classified as financing cash flows. The Company had no such tax benefits during the current year so the adoption of SFAS 123R had no impact on the Company’s statement of cash flows.

RECENTLY ISSUED FINANCIAL ACCOUNTING STANDARDS

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140” (“SFAS No. 156”). SFAS No. 156 requires an entity to recognize a servicing asset or liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract if a) a transfer of the servicer’s assets meets the requirements for sale accounting b) a transfer of the servicer’s financial assets to a qualifying special-purpose entity in a guaranteed mortgage securitization in which the transferor retains all of the resulting securities and c) an acquisition or assumption of an obligation to service a financial asset does not relate to financial assets of the servicer or its consolidated affiliates. Further, SFAS No. 156 requires all separately recognized servicing asset and liabilities to be initially measured at fair value, if practicable. SFAS No. 156 must be adopted as of the first fiscal year that begins after September 15, 2006. The Company does not expect the adoption of SFAS No. 156 to have a material impact on the Company’s consolidated results of operations or financial position.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measures” (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measures required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, the year beginning January 1, 2008 for the Company. The Company has not yet determined the impact adoption will have on the Company.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”). SFAS No. 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of SFAS No. 159 on its consolidated financial position and results of operations.

GLOBAL MED TECHNOLOGIES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB No. 108”), which provides interpretive guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB No. 108 is effective as of the end of our 2006 fiscal year, allowing a one-time transitional cumulative effect adjustment to beginning retained earnings as of January 1, 2006 for errors that were not previously deemed material, but are material under the guidance in SAB No. 108. The adoption of SAB 108 did not have an impact on the Company’s financial statements.

On December 21, 2006, the Financial Accounting Standards Board (the “FASB”) issued FASB Staff Position (FSP) EITF 00-19-2, “Accounting for Registration Payment Arrangements” (the “FSP”). Under this pronouncement, contingently payable registration payment arrangements are accounted for separately from and do not affect the classification of the underlying shares, warrants, or other financial instruments subject to the registration payment provisions. This was accomplished by amending SFAS No. 133 and No. 150 to include scope exceptions for registration payment arrangements. A liability for a registration payment arrangement should be recognized when payment is probable and the amount is reasonably estimable (whether at inception or during the life of the arrangement) in accordance with SFAS No.5, “Accounting for Contingencies.”

The FSP is effective for registration payment arrangements and the financial instruments subject to such arrangements that are entered into or modified after December 21, 2006. For registration payment arrangements and financial instruments subject to those arrangements that were entered into before December 22, 2006, companies are required to account for transitioning to the FSP through a cumulative-effect adjustment to the opening balance of accumulated deficit or retained earnings in fiscal years beginning after December 15, 2006. However, early adoption of this pronouncement for interim or annual periods for which financial statements or interim reports have not been issued is permitted. Accordingly, the Company adopted the FSP effective with the quarter ended December 31, 2006. The adoption of the FSP did not have an impact on the Company’s financial statements.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes”. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, and disclosure. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is in the process of evaluating the financial impact of adopting of FIN 48.

RECLASSIFICATIONS

Certain reclassifications have been made to the 2005 financial statement to conform to the 2006 presentation.

NOTE 2.      FINANCING AGREEMENTS, RELATED PARTY

Financing Agreements with Related Parties

Debt and Series AA Preferred Stock Redemption

Pursuant to a Stock Purchase Agreement dated as of December 16, 2005 between the Company and Global Med International Limited (“GMIL”), the Company’s outstanding debt with GMIL in the amount of $528,700 was paid off, the outstanding Series AA Preferred Stock (“Series AA”) in the amount of $3.5 million were redeemed, and outstanding common shares numbering 4,860,195 and warrants numbering 11,186,430 were redeemed. The annual interest rate on the debt was 15% and the annual dividend on the Series AA was 21%. A table outlining the instruments acquired from GMIL is located in Note 6.

A history of the financing agreements with related parties is located in the Company’s audited financial statements on Form 10-K for the year ended December 31, 2004.

GLOBAL MED TECHNOLOGIES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 3.      RISKS AND UNCERTAINTIES

Global Med designs, develops, markets and supports information management software products for blood banks, hospitals, centralized transfusion centers and other healthcare related facilities. Global Med currently has customers and recognizes revenues from its proprietary products. However, prior to 2006, the number of customers and levels of revenue were not sufficient for Global Med to attain profitable operations. Due to the Company’s reliance on its marketing partners for obtaining new customers, the Company’s continued domestic revenue growth is in large part dependent upon its continuing relationships with the existing or new marketing partners.

NOTE 4.      INCOME TAXES

The provision (benefit) for income taxes for the years ended December 31 were as follows:

	in ($000s)
	2006	2005
Expected federal tax provision (benefit)	$ 522	$ (3,678)
Effect of permanent differences	(152)	3,316
Change in valuation allowance for deferred tax assets	(238)	415
State tax benefit, net of federal provision (benefit)	20	(35)
Other	1	(18)

Income tax expense	$ 153	$ --

The components of the deferred tax assets and liabilities as of December 31, 2006 and 2005 are as follows:

	in ($000s)
	2006	2005
Deferred tax assets:
Net operating loss carry forwards	$ 8,536	$ 9,290
Allowance for uncollectible accounts and notes
Receivable	304	279
Unearned revenue and accrued expenses	1,706	1,215

Gross deferred tax assets	10,546	10,784
Valuation allowance	(10,546)	(10,784)

Net deferred tax assets	--	--

Deferred tax assets, net	$ --	$ --

The components of income tax expense are as follows for the years ended December 31:

GLOBAL MED TECHNOLOGIES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

	2006	2005
Current
Federal	$ 118	$ --
State	35	--
Deferred
Federal	(218)	327
State	(20)	88
Valuation allowance	238	(415)

Total taxes	$ 153	$ 0

The differences between the Company’s provision (benefit) for income taxes as presented in the accompanying statements of operations and benefit for income taxes computed at the federal statutory rate is comprised of the items shown in the following table as a percentage of pre-tax income (loss) for the years ended December 31:

	2006	2005
Income tax provision benefit at the
statutory rate	34%	(34%)
State taxes net of federal benefit	5%	(5%)
Reduction due to NOLs	(29%)	--
Effect of allowance	--	39%

	10%	--

The Company has net operating loss carry forwards (“NOLs”) of approximately $21.610 million which expire in the years 2008 to 2025, all of which is subject to limitation under Section 382 of the Internal Revenue Code due to the various changes in equity ownership during 2005, 2000, 1999, and 1997.

In assessing the realizability of deferred tax assets, management concluded that it is not more likely than not that the deferred tax assets will be realized. The ultimate realization of the deferred tax assets is dependent on the generation of future taxable income in the period in which the temporary differences become deductible. As the Company’s deferred tax asset is comprised primarily of NOLs carryforwards which are subject to limitations and these limitations have fluctuated in four of the past eleven years, the limitations on the use of the NOLs, the potential for further NOL limitations and the susceptibility any estimates of future income to variability have lead the Company to maintain its valuation allowance for deferred taxes due to the uncertainty and extent to which any deferred tax assets will be utilized.

NOTE 5.      LEASES AND DEBT

The Company leases equipment and office space. Rental expense under operating leases was approximately $251 thousand and $253 thousand for the years ended December 31, 2006 and 2005, respectively.

The following represents the future minimum lease payments for all capital leases as well as the non-cancelable operating leases at December 31, 2006 in ($000s):

GLOBAL MED TECHNOLOGIES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

	Capital Leases	Operating Leases
2007	$ 29	$ 185
2008	31	188
2009	19	195
2010	--	202
2011	--	209
Thereafter	--	364

Total minimum lease payments	79	$ 1,343

Less amount representing interest	(22)

Present value of minimum lease payments	57
Less current portion of obligation under capital leases	(20)

Obligation under capital lease, less current portion	$ 37

As of December 31, 2006, the value of the Company’s outstanding capital leases included in the Company’s balance sheet in equipment, furniture, and fixtures, had an underlying cost of $95 thousand and accumulated depreciation of $46 thousand. The interest rate on the capital lease is approximately 10.4% per year.

The Company had outstanding unsecured debt in the amount of $37 thousand for which principal is to be paid as follows: $12 thousand, $14 thousand, and $11 thousand for the years 2007, 2008, and 2009, respectively. Interest on the loan is approximately 9% per year.

NOTE 6.      STOCKHOLDERS’ EQUITY and MEZZANINE EQUITY

Sale of Series A Convertible Preferred Stock and Detachable Warrants

On December 16, 2005, pursuant to the terms of the Securities Purchase Agreement, the Company sold $9.975 million of Series A Convertible Preferred Stock (“Series A”) and warrants to certain investors. The Company received net proceeds of $9.590 million for the Series A. There are 100 thousand shares of Series A authorized and 9,975 shares of Series A outstanding with a stated value of $1 thousand per share. The $9.975 million in Series A is convertible at the holders option into common shares at $0.72 per share based on the Series A’s stated value. Prior to March 29, 2006, the conversion price of the Series A and the related warrants was subject to reset, under certain circumstances, if the Company issued common stock or common stock equivalents at a price below $0.72 per share. The Series A is presently convertible into 13.854 million shares of common stock at any time and does not have voting rights. The Company cannot issue dividends on the common stock while the Series A is outstanding unless an equal dividend is declared on the Series A. The dividend on the Series A would be calculated by determining the number of common shares the Series A is convertible into and then applying the same dividend to the Series A that was provided to the common shareholders. The holders of the Series A also received warrants to purchase 10.391 million common shares that can be exercised at $0.72 per share. These warrants have a cashless exercise feature and have a five-year term.

The following table summarizes the securities that were issued by the Company in conjunction with the above transaction.

GLOBAL MED TECHNOLOGIES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Security	Number	Common Shares Equivalents
Series A Convertible Preferred Stock	9,975	13,854,167
Detachable Warrants	10,390,625	10,390,625

Common shares underlying all of the securities mentioned above were registered during 2006.

The Company can force conversion of the Series A provided the following have occurred:

o	The Company’s stock has traded at or above a weighted average price of $3.50 per share for 20 consecutive trading days,
o	The trading volume of the Company’s common stock has averaged at least 150 thousand shares per day for 20 consecutive days trading days, and
o	The common share ownership of the holder of the Series A after conversion would not represent more than 4.99% of the Company’s outstanding common stock after conversion.

The Company accounted for the Series A based on its stated value. The Company accounted for the warrants based on an allocation of relative fair value from the stated value of the Series A. In addition, the Company recognized financing costs of $11.032 million associated with the embedded derivatives of the Series A and the related warrants.

For a period of one year from the effective date of the registration statement underlying the common shares on the Series A and the warrants, the holders of the Series A are entitled to up to 100% participation in any financing arrangements. In addition, until the 90 days after the effective date of the registration statement for the common shares underlying the Series A and related warrants, the Company may not enter into equity sales or issue options unless they are to employees, officers or directors of the Company.

On December 16, 2005, the date the Company entered into the transaction to sell the Series A, the price of the Company’s common stock was $1.15 per share and the conversion price was $0.72 per share. As a result of the conversion feature on the Series A, the Company recognized a deemed dividend to the Series A holders in the amount of approximately $9.975 million.

As discussed more fully in Note 8, the Series A and the related warrants, until March 29, 2006, had certain freestanding embedded derivative financial instruments requiring separate accounting treatment under Statement of Financial Accounting Standards No. 133 “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”). The total fair value of the derivatives on December 16, 2005 was determined to be approximately $16.959 million and, accordingly, the entire $9.975 stated value of the Series A has been allocated to those derivative instruments. In addition, because the fair value of the derivatives exceeded the carrying value of the Series A, the Company recorded a charge for other financing costs equal to the excess value, in the amount of $11.032 million, upon consummation of the Series A transaction.

On March 29, 2006, the Company renegotiated certain terms related to the Series A and related warrants. From December 16, 2005 through March 28, 2006, the date prior to the renegotiated terms, the Company classified the Series A as mezzanine equity on the Company’s balance sheet. As of March 29, 2006, the Company reclassified the Series A from mezzanine equity to equity based upon the renegotiated terms. The renegotiated terms resulted in the elimination and addition of several terms that made mezzanine equity treatment more appropriate for the period through March 28, 2006. The significant terms that were eliminated and added are as follows:

1.	Removal of cash payout for events that were outside the control of the Company, which included a change of control;
2.

Removal of certain clauses that would result in the resetting of the conversion price for the Series A and the related warrants in the event that the Company issued common share equivalents at a price that was less than the conversion price or exercise price of $0.72 per common share;

GLOBAL MED TECHNOLOGIES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

3.	Removal of provisions that allowed for dividends to occur in the future under certain circumstances;
4.	Removal of preference in liquidation;
5.	Addition of certain voting rights for preferred shareholders; and
6.	The ability for the Company to determine a maximum number of common shares that the holders can convert the Series A and related warrants into.

In addition, the revised terms have resulted in the Series A being closely and clearly related to equity. The changes to the related warrant agreement also resulted in the warrants no longer containing any embedded derivatives. As a result, the Company believes that the embedded derivatives identified with the Series A and the related warrants that existed prior to the renegotiated terms are no longer applicable. As a result, the Company reversed the remaining outstanding liability associated with the embedded derivatives in the amount of $14.543 million, which included $724 thousand of gain recognized during the year ended December 31, 2006, to additional paid in capital for the year ended December 31, 2006.

Preferred Stock

Series AA

On December 16, 2005, the Company redeemed all of the outstanding Series AA Convertible Redeemable Preferred Stock. The Series AA Convertible Preferred Stock was redeemed using the proceeds from the sale of the Series A.

The following financial instruments held by GMIL or their affiliates were repurchased by the Company for $8 million in conjunction with this transaction:

Instrument	Value	Common Shares Equivalents
Convertible Redeemable
Series AA Preferred Stock	$3,500,000	7,777,000
Warrants	$ 909,378	11,186,430
Common Shares	$3,061,922	4,860,195
Debt	$ 528,700	N/A

On December 16, 2005, in conjunction with the purchase of the Series A, the investors purchased 6,350,000 registered common shares directly from GMIL for $4 million.

Common Stock Purchase Agreement

On December 16, 2005, the Company entered into a Termination Agreement with Fusion Capital Fund II, LLC, pursuant to which the Company and Fusion Capital mutually agreed to terminate the Common Stock Purchase Agreement, dated March 16, 2005, by and between the Company and Fusion Capital. As part of the termination of the Common Stock Purchase Agreement, Fusion Capital received $575 thousand in Series A. Fusion Capital had provided the Company with $450 thousand in cash proceeds during the nine months ended September 30, 2005, and these proceeds were originally to be applied towards the purchase of common stock in conjunction with the Common Stock Purchase Agreement. As a result, the Company allocated the $ 450 thousand in proceeds previously received from Fusion Capital towards the purchase of the $575 thousand in Series A.

GLOBAL MED TECHNOLOGIES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Options and Warrants Exercised

During the year ended December 31, 2006 and 2005, 257 thousand and 232 thousand options, respectively, were exercised and the Company received $163 thousand and $171 thousand, respectively, in cash proceeds. No warrants were exercised during 2006 or 2005.

NOTE 7.      STOCK OPTION PLANS, WARRANTS, AND STOCK COMPENSATION PLAN

The Second Amended and Restated 1997 Stock Option Plan (Plan) provides for the issuance of options to purchase up to 2.2 million registered shares of common stock to employees, officers, directors and consultants of the Company. Options may be granted as incentive stock or as nonqualified stock options.

Only employees of the Company are eligible to receive incentive options. As of May 31, 2000, options could no longer be issued under this Plan. As of December 31, 2006, options to purchase 1.063 million shares of the Company’s common stock at a weighted average exercise price of $1.12 per share were outstanding under the Plan, of which all of the options to purchase shares were exercisable at December 31, 2006.

In the second quarter of 2001, the Company adopted the 2001 Stock Option Plan (“2001 Plan”). The 2001 Plan as amended provides for the issuance of options to purchase up to 10 million registered shares of common stock to employees, officers, directors and consultants of the Company. Options may be granted as incentive stock options or as nonqualified stock options. Only employees of the Company are eligible to receive incentive options. The 2001 Plan expires on December 28, 2010. As of December 31, 2006, options to purchase 6.111 million shares of the Company’s common stock at a weighted average exercise price of $0.90 per share were outstanding under the 2001 Plan, of which 4.917 million options to purchase shares were exercisable at December 31, 2006. Options granted under the Plan vest on a straight-line basis, based on schedules as determined by the Board of Directors upon grant and generally expire 10 years after grant. During 2006, the Company issued 680 thousand stock options, 3 thousand were exercised, and 471 thousand options were cancelled under the 2001 Plan.

In June 2003, the Company’s Board of Directors approved the 2003 Stock Option Plan (“2003 Plan”). The 2003 Plan provides for the issuance of stock options exercisable to purchase up to 5 million shares of the Company’s common stock to employees, officers, directors and consultants. As of December 31, 2006, there were options to purchase 4.026 million shares under the 2003 Plan that were issued to such persons. The Company filed an S-8 registration statement to register the 5 million shares issuable under the 2003 Plan in May 2004. The range of the exercise prices for these options is $0.45 to $1.50 per share. The weighted-average exercise price of these options is $0.67 per share. All of these options were exercisable as of December 31, 2006.

The Company also periodically grants options to purchase shares of restricted common stock. The shares underlying these options are not registered under the 1933 Act. As of December 31, 2006, there were options to purchase 385 thousand shares of common stock at a weighted average exercise price of $1.80 per share through 2006 were outstanding, of which all were exercisable at December 31, 2006.

During 2006, the Company issued approximately 400 thousand options to consultants under the 2001 Plan and recognized approximately $10 thousand in expenses associated with these grants. Approximately 383 thousand of the options granted were cancelled in 2006.

The following table presents the activity for options for the years ended as of December 31:

GLOBAL MED TECHNOLOGIES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

	2006	2005
	Options	Price*	Options	Price*
Outstanding, beginning of year	11,802,189	$ 0.87	8,893,442	$ 0.75
Granted	680,000	0.84	3,331,000	1.18
Forfeited/cancelled	(640,323)	0.85	(187,753)	1.05
Exercised	(256,758)	0.69	(234,500)	0.73

Outstanding, end of year	11,585,108	0.87	11,802,189	0.87

* Price reflects the weighted average exercise price.

The following table presents the composition of options outstanding and exercisable as of December 31, 2006:

	Options Outstanding				Exercisable Options
Range of exercise prices	Amount	Aggregate Intrinsic Value	Price*	Life*	Amount	Aggregate Intrinsic Value	Price*
$ 0.45 - 0.55	94,000		$ 0.49	4.6	92,000		$ 0.49
0.56- 1.00	7,484,164		0.65	3.7	7,207,414		0.65
1.01 - 1.50	3,517,500		1.18	7.7	2,602,260		1.18
1.51 - 2.00	313,694		1.78	0.7	313,694		1.78
2.45 - 3.00	175,750		2.52	0.2	175,750		2.52

Total December 31, 2006	11,585,108	$10,072,996	0.87	4.8	10,391,118	$8,608,869	0.83

*Price and life reflect the weighted average exercise price and weighted average remaining contractual life, respectively.

Acceleration of Option Vesting

On December 16, 2005, the Company elected to accelerate the vesting on certain employee options that were to vest in 2006 and 2007. As a result of this accelerated vesting, the Company recognized approximately $521 thousand in compensation expense during the fourth quarter of 2005. The decision to accelerate the vesting was done in order to reward the Company’s existing employees for their loyalty and hard work. In the event these options are exercised, this will result in additional cash for the Company. In addition, by accelerating the vesting on these options in 2005, the Company expensed these options under the rules in effect when these options were granted versus the accounting rules that are effect in 2006. During 2005, the Company recognized approximately $8 thousand in expenses related to stock options issued as of December 31, 2004.

GLOBAL MED TECHNOLOGIES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Warrants

The following summarizes the outstanding warrants to purchase shares of common stock of Global Med for the years ended December 31, 2006 and 2005:

	Number of Warrants	Weighted Average Exercise Price
Balance at December 31, 2004	13,289,730	$ 0.48
Issued	10,675,626	0.73
Repurchased	(11,186,430)	0.48
Cancelled	(385,000)	0.49

Balance at December 31, 2005 and 2006	12,393,926	0.69

All of the outstanding warrants are exercisable with exercise prices that range from $0.25 to $1.25 per share and expire in the years 2007 to 2010.

In conjunction with the December 16, 2005 sale of the Series A, the Company issued 10,390,626 warrants to the investors to purchase the same number of common shares with a term of five years and an exercise price of $0.72 per common share. In addition, the Company issued 285 thousand warrants to purchase the same number of common shares with an exercise price of $1 per share and a term of 5 years. These warrants were issued as fees for assistance in facilitating the Series A Preferred Stock purchase. The Company cancelled 385 thousand warrants that were issued in association with the sale of certain common stock.

NOTE 8.      DERIVATIVE FINANCIAL INSTRUMENTS

In connection with the issuance of the Series A and the related warrants (see Note 6), on December 16, 2005 and prior to March 29, 2006 when certain terms of the Series A were renegotiated, the Company evaluated the terms and conditions of both instruments, and the related warrants, in order to determine whether such terms and conditions and warrants represent embedded or freestanding derivative instruments under the provisions of SFAS 133 and Emerging Issues Task Force issue No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in a Company’s Own Stock (“EITF 00-19”). As a result of these evaluations, the Company determined that certain original features of the Series A prior to the renegotiated terms on March 29, 2006 were deemed to be embedded derivatives. These features are as follows:

o	Conversion feature;

o	Variable number of shares to be issued upon certain triggering events;

o	Anti-dilution clause, and

o	Change in control redemption premium clause

The warrants related to the Series A contain an anti-dilution clause which is deemed to be an embedded derivative. The embedded derivatives are accounted for on a “bundled” basis in accordance with SFAS 133 Implementation Issue No. B-15.

GLOBAL MED TECHNOLOGIES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The estimated fair value of the derivative instruments at inception (the date at which all significant financial terms were finalized) and December 31, 2005 were as follows:

	December 16, 2005	December 31, 2005	March 28, 2006
Series A:
Conversion Feature	$ 15,932	$ 14,270	$ --
Variable Number of Shares	283	253	--
Anti-Dilution	321	321	--
Change in Control	125	125	--

Warrants:	16,661	14,969	--
Anti-Dilution	298	298	--

Total	$ 16,959	$ 15,267	$ --

The net change in estimated fair value for the period from December 16, 2005 to December 31, 2005 is included as a benefit in the statement of operations and totaled $1.692 million for the year ended December 31, 2005. The net change in estimated fair value for the period from January 1, 2006 through March 29, 2006 (renegotiation date) included a recognized gain of $724 thousand.

The embedded derivatives for the conversion feature and the issuance of a variable number of shares related to the Series A were valued using the Black-Scholes option-pricing model in a manner similar to a call option. The anti-dilution feature for the Series A and the warrants were valued using the Black Scholes put valuation model. The following assumptions were used for valuing the Black Scholes option and put pricing models and then a probability weight was added to each embedded derivative:

	Series A Embedded Derivative
	December 16, 2005		December 31, 2005
Estimated dividends	--		--
Expected volatility	320%		320%
Risk-free interest rate	4.4	7%	4.4	7%
Estimated term (years)	10		10

Probability Weights
Beneficial conversion	100%		100%
Variable number of shares to be issued
upon certain triggering events	6%		6%
Anti-dilution clause	5%		5%

GLOBAL MED TECHNOLOGIES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

	Related Warrant Embedded Derivative
	December 16, 2005		December 31, 2005
Estimated dividends	--		--
Expected volatility	243%		243%
Risk-free interest rate	4.3	9%	4.3	9%
Contractual term (years)	5		5

Probability Weights
Anti-dilution clause	5%		5%

The probability of the beneficial conversion was weighted as 100% because conversion is completely within the control of the Series A holders. The probability for the issuance of a variable number was assessed by reviewing the specific events that would lead to the issuance of a variable number of additional shares and then accumulating the probability weights of these items. The anti-dilution clause probability was assessed by reviewing the specific circumstances that would require the issuance of common stock equivalents at a price below $0.72 per share. The Company believes that this is highly unlikely given the Company’s current circumstances. The change in control provision was valued using the premium attached to the change in control provision and then probability weighted at 5%.

NOTE 9.      CONTRIBUTIONS TO RETIREMENT PLAN

The Company has a 401(k) retirement plan which covers eligible employees, as defined, of the Company (the 401(k) Plan). Employees may defer up to fifteen percent of their annual compensation up to the maximum amount as determined by the Internal Revenue Service. Under the 401(k) Plan, the Company, at its discretion, may make contributions to the plan. No Company contributions were made to the 401(k) Plan in 2006 or 2005.

NOTE 10.      COMMITMENTS AND CONTINGENCIES

The Company has certain operating and capital lease obligations outstanding as of December 31, 2006. The obligations associated with these operating and capital leases are more fully described in Note 5.

In September 2002, Global Med filed a lawsuit against Donnie L. Jackson, Jr., Global Med’s former Vice President of Sales and Marketing. Global Med alleges, among other things, that prior to his resignation in July 2002 Mr. Jackson misappropriated certain trade secrets of Global Med. After leaving Global Med, Mr. Jackson became a management employee of one of Global Med’s competitors. On March 30, 2005, the Superior Court of the State of California in and for the County of El Dorado granted the motion for summary judgment for Donnie L. Jackson, Jr. On September 1, 2005, the Company deposited $1.004 million with the Superior Court in the State of California in the County of El Dorado. This deposit represents potential fees and attorneys’ costs the Company could be required to pay in the event the Company does not prevail on appeal. The $1.004 million is classified as a “Deposit in escrow” on the Company’s balance sheet as of December 31, 2006. Based on external evidence and the advice of legal counsel, the Company has determined that it is more likely than not that the Company will be required to pay the $1.004 million that is currently classified as a “Deposit in escrow.” As a result, the Company expensed the amount of the “Deposit in escrow” and set up a liability for $1.004 million in the form of “Litigation accrual” as of December 31, 2005. The Company appealed the judge’s decision and in December 2006, the summary judgment was reversed by the California Court of Appeals and the matter was remanded to the trial court. Unless Mr. Jackson persuades the appellate panel to rehear the case or persuades the California Supreme Court to review it, the case will be remanded for trial as directed in the opinion. Global Med believes that the California Appellate Court’s opinion may result in the return of the $1.004 million deposit the Company made in September 2005 with the Superior Court in the State of California. In the event the Company prevails, the Company could recognize a reduction in expenses ranging between $0 and $1.004 million.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM     13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth estimated expenses expected to be incurred in connection with the issuance and distribution of the securities being registered.

Securities and Exchange Commission Registration Fee	$ 2,500
Accounting Fees and Expenses	$ 8,000
Legal Fees and Expenses	$10,000
Other	$12,500

TOTAL	$33,000

     All amounts except the Securities and Exchange Commission registration fee are estimated. No portion of the expenses associated with this offering will be borne by the selling stockholders.

ITEM    14. INDEMNIFICATION OF OFFICERS AND DIRECTORS

     The Colorado Business Corporation Act (the “Act”) generally allows for the indemnification of directors, officers, employees and agents of a corporation against liabilities incurred in any proceeding in which an individual is made a party because he was a director, officer, employee or agent of the corporation if such person conducted himself in good faith and reasonably believed his actions were in, or not opposed to, the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     Global Med’s Articles of Incorporation provide that Global Med (i) shall indemnify and advance expenses to a director or officer in connection with a proceeding to the fullest extent permitted or required by and in accordance with the Act, and (ii) may, as determined by the Board of Directors in a specific instance or by resolution of general application, indemnify and advance expense to an employee, fiduciary or agent in connection with a proceeding to the extent permitted or required by and in accordance with the Act.

     Global Med’s Bylaws provide that a director of Global Med shall perform his or her duties as a director, including his or her duties as a member of any committee of the Board upon which he or she may serve, in good faith, in a manner he or she reasonably believes to be in the best interests of the corporation, and with such care as an ordinarily prudent person in a like position would use under similar circumstances. In performing his or her duties, a director shall be entitled to rely on information, opinions, reports, or statements, including financial statements and other financial data, in each case prepared or presented by persons and groups listed below; but he or she shall not be considered to be acting in good faith if he or she has knowledge concerning the matter in question that would cause such reliance to be unwarranted. A person who so performs his or her duties shall not have any liability by reason of being or having been a director of the corporation. Those persons and groups on whose information, opinions, reports, and statements a director is entitled to rely upon are:

     (a)     one or more officers or employees of Global Med whom the director reasonably believes to be reliable and competent in the matters presented;

     (b)     Counsel, public accountants, or other persons as to matters which the director reasonably believes to be within such persons’ professional or expert competence; or

     (c)     A committee of the Board upon which he or she does not serve, duly designated in accordance with the provision of the Articles of Incorporation or Bylaws, as to matters within its designated authority, which committee the director reasonably believes to merit confidence.

     The foregoing is qualified in its entirety by reference to the Act and Global Med’s Articles of Incorporation and Bylaws and shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled or subsequently acquire under any statute, provision of Global Med’s Articles of Incorporation or Bylaws, agreement, vote of shareholders or disinterested directors, or otherwise.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Global Med’s directors, officers or controlling persons, pursuant to the foregoing provisions, or otherwise, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

     Global Med may purchase and maintain insurance on behalf of any person or entity who or which is or was a director, officer, employee or agent of the corporation against any liability asserted against or incurred by such person or entity in such capacity or arising out of such person’s or entity’s status as such, whether or not Global Med would have the power to indemnify such person or entity against such liability under the Act, or the provisions of Global Med’s Articles of Incorporation or Bylaws.

ITEM    15. Recent Sales Of Unregistered Securities

     Except as otherwise noted, all of the following shares were issued and options and warrants granted pursuant to the exemption provided for under Section 4(2) of the Securities Act of 1933, as amended, as a “transaction not involving a public offering.” No commissions were paid, and no underwriter participated, in connection with any of these transactions. Each such issuance was made pursuant to individual contracts which are discrete from one another and are made only with persons who were sophisticated in such transactions and who had knowledge of and access to sufficient information about Global Med to make an informed investment decision. Among this information was the fact that the securities were restricted securities.

During the year ended December 31, 2006, Global Med did not issue any unregistered shares of common stock.

During the year ended December 31, 2005, Global Med issued unregistered common stock or common stock equivalents. On December 16, 2005, the Company authorized the issuance of 9,975 shares of Series A Preferred Stock that are convertible into 13,854,167 shares of common stock. In addition, the recipients of the Series A Preferred Stock received the rights to warrants to purchase 10,390,62 shares of common stock.

ITEM    16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

EXHIBIT INDEX

Exhibit No	Description

3.1	Amended and Restated Articles of Incorporation, filed June 2, 1995 (1)

3.2	Articles of Amendment to the Articles of Incorporation, filed March 5, 1996 (1)

3.3	Articles of Amendment to the Articles of Incorporation, filed May 30, 1996 (1)

3.4	Bylaws, as amended (1)

3.5	Amended and Restated Articles of Incorporation, dated April 16, 2001 (10)

Exhibit No	Description

4.1	Form of Representative’s Warrants to Purchase Units (1)

4.2	Form of Class A common stock Purchase Warrant Certificate (1)

4.3	Specimen copy of stock certificate for common stock, $.01 par value (1)

5.1	Opinion re: Legality (21)

10.1	Lease Agreement, dated April 15, 1992, and Lease Addendums, dated April 8, 1992 and October 21, 1994 (1)

10.2	Lease Agreement, dated July 19, 1995, and Lease Addendum (1)

10.3	Employment Agreement, dated May 24, 1995, between the Company and Michael I. Ruxin, as amended July 8, 1995, August 1, 1995, September 21, 1995 and July 15, 1996 (1)

10.4	Employment Agreement, dated May 24, 1995, between the Company and William J. Collard, as amended July 22, 1996 (1)

10.5	Employment Agreement, dated June 28, 1995, between the Company and Joseph F. Dudziak (1)

10.6	Employment Agreement, dated February 8, 1996, between the Company and L.E. “Gene” Mundt (1)

10.7	Amended and Restated Stock Option Plan, as amended on May 5, 1995, May 29, 1996 and December 11, 1996 (1) 10.7(A) Amendment dated March 31, 1997, to the Amended and Restated Stock Option Plan. (2)

10.8	Voting Agreement, dated May 23, 1995 (1)

10.9

Shareholders’ Agreement dated August 16, 1991, as amended on May 5, 1995 September 1996, June 24, 1996, July 25, 1996, Consent and Waiver, dated July 12, 1996, and Rescission of Shareholder’s Agreement, dated June 22, 1996 (1)

10.10	Agreement dated April 8, 1996, between the Company and LMU & Company, and Stock Purchase Option, dated April 8, 1996 (1)

10.11	Form of Drug Testing Service Contract (1))

10.12	Form of License Agreements (1

10.13	Warrant Agreement, dated February 11, 1997, between Global Med and American Securities Transfer & Trust, Inc. (1)

10.14	Exclusivity and Software Development Agreement, dated November 14, 1996, between and among Global Med and Ortho Diagnostic Systems Inc. (1)

Exhibit No	Description

10.15	Amendment, dated November 14, 1996, to Agreement dated April 8, 1996, between the Company and LMU & Company, and Stock Purchase Option, dated April 8, 1996 (1)

10.16	Amendment, dated January 14, 1997, to Agreement dated April 8, 1996, between the Company and LMU & Company, and Stock Purchase Option, dated April 8, 1996 (1)

10.17	Interim Management Agreement, dated July 7, 1997, between the Company and National Medical Review Offices, Inc. (1)

10.18	Asset Purchase Agreement, dated August 18, 1997, between the Company and National Medical Review Offices, Inc. (1)

10.19	Third Amendment to Exclusivity and Software Development Agreement, dated September 17, 1997 between Global Med and Ortho Diagnostic Systems, Inc. (1)

10.20	Second Amended and Restated Stock Option Plan, as amended October 3, 1997 and December 2, 1997 (3))

10.21	Fourth Amendment to Exclusivity and Software Development Agreement, dated December 22, 1997 between Global Med and Ortho Diagnostic Systems, Inc. (4

10.22	Development Agreement, dated July 12, 1996 between Global Med and The Institute for Transfusion Medicine, dated July 12, 1996, as amended January 12, 1998 (4)

10.23	Loan Commitment, dated April 14, 1998, between Heng Fung Finance Company Limited and the Company, as amended on April 16, 1998 (4)

10.24	Loan Commitment, dated April 14, 1998, between Fronteer Capital, Inc. and the Company, as amended on April 16, 1998 (4)

10.25	Amendment to Loan Commitment, dated April 16, 1998, between Heng Fung Finance Company Limited and the Company (4)

10.26	Amendment to Loan Commitment, dated April 16, 1998, between Fronteer Capital, Inc. and the Company (4)

10.27	Second Amendment to Loan Commitments, dated April 20, 1998 between the Company, Heng Fung Finance Company Limited and Fronteer Capital, Inc. (4)

10.28	Employment Agreement, dated August 1, 1998, between the Company and Michael I. Ruxin (5)

10.29	Employment Agreement, dated August 1, 1998, between the Company and Alan K. Geddes (5))

10.31	Consultancy Agreement, dated August 1, 1998, between the Company and Jeffrey M. Busch, Esq. (5)

10.32	Warrant to Purchase Common Shares dated April 20, 1998, issued by the Company to Heng Fung Finance Company Limited (5

10.33	Warrant to Purchase Common Shares dated April 20, 1998, issued by the Company to Fronteer Capital, Inc.(5)

Exhibit No	Description

10.34	Loan Agreement, dated August 12, 1998, between the Company and Heng Fung Finance Company Limited (5)

10.35	Loan Agreement, dated August 12, 1998, between the Company and Fronteer Capital, Inc. (5)

10.36	Personal Guaranty, dated August 12, 1998, by Michael I. Ruxin, M.D. as Guarantor, the Company as Debtor and Fronteer Capital, Inc. as Beneficiary (5)

10.37 ,	Assignment, Assumption and Consent Agreement, dated September 28, 1998, by the Company, Michael I. Ruxin, M.D., Fronteer Capital Inc. and Fronteer Development Finance, Inc. (5)

10.38	Loan and Warrant Purchase and Sale Agreement, dated October 7, 1998, between the Company, Heng Fung Finance Company Limited and Fronteer Development Finance (5)

10.39	Promissory Note, dated October 30, 1998, by the Company as Maker and Fronteer Development Finance as the Holder (5)

10.40	Warrant to Purchase Common Shares, dated October 30, 1998, issued by the Company to Fronteer Development Finance Inc. (5)

10.41	Promissory Note, dated October 26, 1998, by the Company as Maker and Fronteer Development Finance, Inc. as the Holder (5)

10.42	Promissory Note, dated October 26, 1998, by the Company as the Maker and Heng Fung Finance Company Limited as the Holder (5)

10.43	Warrant to Purchase Common Shares, dated October 26, 1998, issued by the Company to Fronteer Development Finance, Inc. (5)

10.44	Warrant to Purchase Common Shares, dated October 26, 1998, issued by the Company to Heng Fung Finance Company Limited (5)

10.45	Employment Agreement, dated February 1, 1999, between the Company and James Flynt (6)

10.46	Bridge Loan Agreement, dated March 18, 1999, between the Company and eBanker USA.Com, Inc. (6)

10.47	First Amendment to Loan Agreement among the Company, Michael I. Ruxin, M.D., eBanker USA.Com, Inc. and Heng Fung Finance Company Limited, dated March 18, 1999 (6)

10.48	Office Lease between the Company and Golden Hill Partnership, dated January 11, 1999 (6)

10.49	Standard Industrial/Commercial Multi-Tenant Lease between the Company and James W. Cameron, Jr., dated February 8, 1999 (6)

10.50	Settlement Agreement and Release of All Claims between the Company and William J. Collard and Hollis Gailey, dated December 22, 1998 (6)

10.51	Bridge Loan Agreement, dated April 13, 1999, between the Company and Heng Fung Finance Company Limited (7)

Exhibit No	Description

10.52	Revised Bridge Loan Agreement, dated May 7, 1999, between the Company and eBanker USA.com, Inc. (7)

10.53	Loan Agreement dated April 12, 2000 between the Company and eBanker (8)

10.54	Loan Agreement dated April 14, 2000 between the Company and eBanker (8)

10.55	Loan extension dated April 14, 2000 between the Company and eBanker (8)

10.56	Loan Agreement dated November 19, 2000 between the Company and eBanker (9)

10.57	Interest payment option dated March 21, 2001 between the Company and eBanker (9)

10.58	2001 Stock Option Plan (11)

10.59	Amended and Restated 1997 Stock Compensation Plan (12)

10.60	Employment Agreement, executed October 31, 2002, between the Company and Gerald F. Willman Jr, effective July 1, 2004 and ending November 1, 2008 (13)

10.61	Employment Agreement, executed November 1, 2002, between the Company and Michael I. Ruxin, effective August 1, 2003 and ending August 1, 2008 (13)

10.62	Employment Agreement, executed October 31, 2002, between the Company and Tim Pellegrini, effective April 1, 2004 and ending November 1, 2008 (13)

10.63	Employment Agreement, executed October 31, 2002, between the Company and Miklos Csore, effective November 1, 2003 and ending November 1, 2008 (13)

10.64	Employment Agreement, executed November 4, 2002, between the Company and Thomas F. Marcinek, effective November 2, 2003 and ending November 2, 2008 (13)

10.65	Termination Agreement, executed December 19, 2002, between the Company and a significant customer. (14)

10.66	Amendment to the Loan Restructuring and Restatement Agreement. (14)

10.67	Fourth Amendment to the Loan Restructuring and Restatement Agreement.

10.68	Global Med Technologies, Inc. 2003 Stock Option Plan.

10.69	Articles of Amendment to Articles of Incorporation – Preferred Stock (16)

Exhibit No	Description

10.70	Common Stock Purchase Agreement, dated October 8, 2004 by and between the Company and Fusion Capital Fund II, LLC (17)

10.71	Form of Company Resolution Approving the Registration Statement dated September 28, 2004 (17)

10.72	Code of Ethics and Conduct for Global Med Technologies, Inc. (18)

10.73	Value Ventures Agreement (18)

10.74	Termination Agreement, dated March 15, 2005 by and between the Company and Fusion Capital Fund II, LLC (19)

10.75	Common Stock Purchase Agreement, dated March 16, 2005 by and between the Company and Fusion Capital Fund II, LLC (19)

10.76	Registration Rights Agreement, dated March 16, 2005 by and between the Company and Fusion Capital Fund II, LLC (19)

10.77	Securities Purchase Agreement between the registrant an the purchasers dated December 16, 2005. (20)

10.78	Registration Rights Agreement between the registrant and the purchasers dated December 16, 2005. (20)

10.79	Stock Purchase Agreement between the Company and GMIL dated December 16, 2005. (20)

10.80	Certificate of Designation of Preferences Rights and Limitations of Series A Convertible Preferred Stock between the registrant and the purchasers dated December 16, 2005. (20)

10.81	Common Stock Purchase Warrant between the Company and the purchasers dated December 16, 2005. (20)

10.82	Private Placement Agreement between the Company and purchasers dated December 16, 2005. (20)

10.83	Right of First Notice Agreement between Futuristic Image Builder, Ltd., the purchasers and the Company dated December 16, 2005. (20)

10.84	Right of First Notice Agreement between the shareholders, the purchasers and the Company dated December 16, 2005. (20)

10.85	Private Stock Purchase and Escrow Agreement between the investors, GMIL, and the Company dated December 16, 2005. (20)

10.86	Termination Agreement between Fusion Capital Fund II LLC and the Company of the Common Stock Purchase Agreement dated December 16, 2005. (20)

10.87	First Amendment to Securities Purchase Agreement

10.88	Amended and Restated Certificate of Designation of Preferences, Rights and Limitations of the Series A Convertible Preferred Stock

10.89	Amended and Restated Common Stock Purchase Warrant

Exhibit No	Description

10.90	First Amendment to the Registration Rights Agreement

21	List of Global Med Technologies, Inc. subsidiaries.

23.1	Consent of Independent Registered Public Accounting Firm – Ehrhardt Keefe Steiner & Hottman PC (22)

99

Proxy and Right of First Refusal Agreement, dated November 14, 1996, between and among Ortho Diagnostic Systems Inc. and Michael I. Ruxin, William J. Collard, Gerald F. Willman, Jr., Lori J. Willman, Timothy Pellegrini and Gordon Segal (1)

_________________________

(1)	The documents identified are incorporated by reference from the Company’s Registration Statement on Form SB-2 (No. 333-11723).

(2)	Incorporated by reference from the Company’s Registration Statement on Form S-8 (No. 333-28155).

(3)	Incorporated by reference from the Company’s Registration Statement on Form S-8 (No. 333-45031).

(4)	Incorporated by reference from the Company’s Annual Report on Form 10-KSB for the year ended December 31, 1997.

(5)	Incorporated by reference from the Company’s Registration Statement on Form SB-2 (No. 333-52761).

(6)	Incorporated by reference from the Company’s Annual Report on Form 10-KSB for the year ended December 31, 1998.

(7)	Incorporated by reference from the Company’s Form 10-QSB for the quarterly period ended March 31, 1999.

(8)	Incorporated by reference from the Company’s Form 10-QSB for the quarterly period ended March 31, 2000.

(9)	Incorporated by reference from the Company’s Form 10-Q for the quarterly period ended March 31, 2001.

(10)	Incorporated by reference from the Company’s definitive Proxy Statement on Schedule 14A dated March 15, 2001.

(11)	Incorporated by reference from the Company’s Registration Statement on Form S-8 (No. 333-60674)

(12)	Incorporated by reference from the Company’s Registration Statement on Form S-8 (No. 333-60672)

(13)	Incorporated by reference from the Company’s Form 10-Q for the quarterly period ended September 30, 2002.

(14)	Incorporated by reference from the Company’s Form 10-K for the year ended December 31, 2002.

(15)	Incorporated by reference from the Company’s Form 10-K for the year ended December 31, 2003.

(16)	Incorporated by reference from the Company’s Form 10-Q for the quarterly period ended June 30, 2004.

Exhibit No	Description

(17)	Incorporated by reference from the Company’s Form 8-K filed on October 12, 2004.
(18)	Incorporated by reference from the Company’s Form S-1 (No. 333-121030).
(19)	Incorporated by reference from the Company’s Form 8-K filed on March 16, 2005.
(20)	Incorporated by reference from the Company’s Form 8-K filed on December 20, 2005.
(21)	Included in the Form SB-2 registration statement filed on February 10, 2006.
(22)	Provided herewith

ITEM    28. UNDERTAKINGS

     The undersigned registrant hereby undertakes:

     (1)      To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

     (i)      to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

               (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

               (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     (2)      That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3)      To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4)      If the registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by Rule 3-19 of this chapter at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act of 1933, as amended, need not be furnished, PROVIDED, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Securities Act of 1933, as amended, or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended, that are incorporated by reference in the Form F-3.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on our behalf by the undersigned, thereunto duly authorized, in Lakewood Colorado, on June 1, 2007.

Global Med Technologies, Inc.
By: /s/ Michael I. Ruxin Michael I. Ruxin, M.D. Chairman of the Board of Directors and Chief Executive Officer, Acting Principal Accounting and Financial Officer and Director

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

GLOBAL MED TECHNOLOGIES, INC. A Colorado Corporation

Date: June 1, 2007

By: /s/ Michael I. Ruxin Michael I. Ruxin, M.D., Chairman of the Board and Chief Executive Officer and Director

Date: June 1, 2007

By: /s/ Thomas F. Marcinek Thomas F. Marcinek, Director and President and Chief Operating Officer

Date: May 24, 2007

By: /s/ T. Kendall Hunt T. Kendall Hunt Director

Date: June 1, 2007

By: /s/ Sarah L. Eames Sarah L. Eames Director

Date: June 1, 2007

By: /s/ Robert R. Gilmore Robert R. Gilmore Director